UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. May 1, 2015.- On April 30, 2015, Sociedad Química y Minera de Chile S.A. (“SQM” or the “Company”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) filed a Notification of Late Filing on Form 12b-25 in which it reported that it would be delayed in filing its Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”) as a result of the ongoing internal investigation by an ad-hoc independent committee of directors into the payment of certain invoices by the Company for services that may not have been properly supported. As previously reported by the Company in its Reports on Form 6-K, the Chilean Internal Revenue Service (Servicio de Impuestos Internos or the “SII”) and the Chilean Public Prosecutor (Ministerio Público) are also conducting separate investigations into the tax reporting of these transactions and to determine whether such payments may be linked with alleged violations of political contribution laws involving a number of Chilean companies, including the Company, and government officials.

The Company is unable to file its 2014 Form 20-F with the U.S. Securities and Exchange Commission (the “Commission”) within the prescribed time period pending the outcome of matters subject to the internal investigation. While the Company hopes to file the 2014 Form 20-F as promptly as practicable, the Company is presently uncertain as to the date by which the 2014 Form 20-F will be available for filing with the Commission.

Pending the filing of the 2014 Form 20-F, the Company is furnishing on this Form 6-K, certain information that correlates to information the Company would have filed on Form 20-F. Item numbers and headings in this Form 6-K correspond to items and headings on Form 20-F.

Any financial information provided for the year ended December 31, 2014 is unaudited.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

María José Velozo / maria.jose.velozo@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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PRESENTATION OF INFORMATION

In this Form 6-K, except as otherwise provided or unless the context requires otherwise, all references to “we”, “us”, “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to “$,” “US$,” “U.S. dollars,” “USD” and “dollars” are to United States dollars, references to “pesos,” “CLP” and “Ch$” are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2014, UF 1.00 was equivalent to US$40.59 and Ch$24,627.10 according to the Chilean Central Bank (Banco Central de Chile). As of April 28, 2015, UF 1.00 was equivalent to US$40.49 and Ch$24,477.90.

The Republic of Chile is governed by a democratic government, organized in fourteen regions plus the Metropolitan Region (surrounding and including Santiago, the capital of Chile). Our production operations are concentrated in northern Chile, specifically in the Tarapacá Region and in the Antofagasta Region.

Our fiscal year ends on December 31. As December 31 is a public holiday in Chile, certain financial information is reflected as of December 30, 2014.

We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

1 kilometer equals approximately 0.6214 miles

1 meter equals approximately 3.2808 feet

1 centimeter equals approximately 0.3937 inches

1 hectare equals approximately 2.4710 acres

1 metric ton (“MT”) equals 1,000 kilograms or approximately 2,205 pounds.

We are not aware of any independent, authoritative source of information regarding sizes, growth rates or market shares for most of our markets. Accordingly, the market size, market growth rate and market share estimates contained herein have been developed by us using internal and external sources and reflect our best current estimates. These estimates have not been confirmed by independent sources.

Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any figure between totals and the sums of the amounts presented are due to rounding.

GLOSSARY

“assay values” Chemical result or mineral component amount that contains the sample.

“average global metallurgical recoveries” Percentage that measures the metallurgical treatment effectiveness based on the quantitative relationship between the initial product contained in the mine-extracted material and the final product produced in the plant.

“average mining exploitation factor” Index or ratio that measures the mineral exploitation effectiveness, based on the quantitative relationship between (in-situ mineral minus exploitation losses) / in-situ mineral.

“Controller Group”* A person or company or group of persons or companies that according to Chilean law, have executed a joint performance agreement, that have a direct or indirect share in a company’s ownership and have the power to influence the decisions of the company’s management.

“Corfo” Production Development Corporation (Corporación de Fomento de la Producción), formed in 1939, a national organization in charge of promoting Chile’s manufacturing productivity and commercial development.

“cut-off grade” The minimal assay value or chemical amount of some mineral component above which exploitation is economical.

“dilution” Loss of mineral grade because of contamination with barren material (or waste) incorporated in some exploited ore mineral.

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“exploitation losses” Amounts of ore mineral that have not been extracted in accordance with exploitation designs.

“fertigation” The process by which plant nutrients are applied to the ground using an irrigation system.

“geostatistical analysis” Statistical tools applied to mining planning, geology and geochemical data that allow estimation of averages, grades and quantities of mineral resources and reserves.

“heap leaching” A process whereby minerals are leached from a heap, or pad, of ROM (run of mine) ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.

“horizontal layering” Rock mass (stratiform seam) with generally uniform thickness that conform to the sedimentary fields (mineralized and horizontal rock in these cases).

“hypothetical resources” Mineral resources that have limited geochemical reconnaissance, based mainly on geological data and samples assay values spaced between 500–1000 meters.

“Indicated Mineral Resource” See “Resources—Indicated Mineral Resource.”

“Inferred Mineral Resource” See “Resources—Inferred Mineral Resource.”

“industrial crops” Refers to crops that require processing after harvest in order to be ready for consumption or sale. Tobacco, tea and seed crops are examples of industrial crops.

“Kriging Method” A technique used to estimate ore reserves, in which the spatial distribution of continuous geophysical variables is estimated using control points where values are known.

“LIBOR” London Inter Bank Offered Rate.

“limited reconnaissance” Low or limited level of geological knowledge.

“Measured Mineral Resource” See “Resources—Measured Mineral Resource.”

“metallurgical treatment” A set of chemical and physical processes applied to the caliche ore and to the salar brines to extract their useful minerals (or metals).

“ore depth” Depth of the mineral that may be economically exploited.

“ore type” Main mineral having economic value contained in the caliche ore (sodium nitrate or iodine).

“ore” A mineral or rock from which a substance having economic value may be extracted.

“Probable Mineral Reserve” See “Reserves—Probable Mineral Reserve.”

“Proven Mineral Reserve” See “Reserves—Proven Mineral Reserve.”

“Reserves—Probable Mineral Reserve”** The economically mineable part of an Indicated Mineral Resource and, in some circumstances, Measured Mineral Resource. The calculation of the reserves includes diluting of materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. A Probable Mineral Reserve has a lower level of confidence than a Proved Mineral Reserve.

“Reserves—Proven Mineral Reserve” ** The economically mineable part of a Measured Mineral Resource. The calculation of the reserves includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

“Resources—Indicated Mineral Resource” ** The part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The calculation is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches and exploratory drill holes. The locations are too widely or inappropriately spaced to confirm geological continuity and/or grade continuity but are spaced closely enough for continuity to be assumed. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource.

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A deposit may be classified as an Indicated Mineral Resource when the nature, quality, amount and distribution of data are such as to allow the Competent Person, as that term is defined under Chilean Law Number 20,235, determining the Mineral Resource to confidently interpret the geological framework and to assume continuity of mineralization. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

“Resources—Inferred Mineral Resource” ** The part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence, by inferring them on the basis of geological evidence and assumed but not verified geological and/or grade continuity. The estimate is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and this information is of limited or uncertain quality and/or reliability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource.

“Resources—Measured Mineral Resource” ** The part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches and exploratory drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

A deposit may be classified as a Measured Mineral Resource when the nature, quality, amount and distribution of data are such as to leave no reasonable doubt, in the opinion of the Competent Person, as that term is defined under Chilean Law Number 20,235, determining the Mineral Resource, that the tonnage and grade of the deposit can be estimated within close limits and that any variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

“Resources—Mineral Resource” ** A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such grade or quality that it has reasonable prospects for economically viable extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological, metallurgical and technological evidence.

“solar salts” A mixture of 60% sodium nitrate and 40% potassium nitrate used in the storage of thermo-energy.

“vat leaching” A process whereby minerals are extracted from crushed ore by placing the ore in large vats containing leaching solutions.

“waste” Rock or mineral which is not economical for metallurgical treatment.

“Weighted average age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2014 divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2014.

*	The definition of a Controller Group that has been provided is the one that applies to the Company. Chilean law provides for a broader definition of a Controller Group.
**	The definitions we use for resources and reserves are based on those provided by the “Instituto de Ingenieros de Minas de Chile” (Chilean Institute of Mining Engineers).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Words such as “believe,” “expect,” “predict,” “anticipate,” “intend,” “estimate,” “should,” “may,” “likely”, “could” or similar expressions may identify forward-looking information. These statements appear throughout this Form 6-K and include statements regarding the intent, belief or current expectations of the Company and its management, including but not limited to any statements concerning:

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•	trends affecting the prices and volumes of the products we sell;
•	level of reserves, quality of the ore and brines, and production levels and yields;
•	our capital investment program and development of new products;
•	the future impact of competition; and
•	regulatory changes.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this Form 6-K, including, without limitation, the information under Item 4. Information on the Company. Factors that could cause actual results to differ materially include, but are not limited to:

•	volatility of global prices for our products;
•	political, economic and demographic developments in certain emerging market countries, where we conduct a large portion of our business;
•	changes in production capacities;
•	the nature and extent of future competition in our principal markets;
•	our ability to implement our capital expenditures program, including our ability to obtain financing when required;
•	changes in raw material and energy prices;
•	currency and interest rate fluctuations;
•	risks relating to the estimation of our reserves;
•	changes in quality standards or technology applications;
•	adverse legal, regulatory or labor disputes or proceedings;
•	changes in governmental regulations; and
•	additional factors discussed below under Item 3. Key Information—Risk Factors.

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PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.      KEY INFORMATION

3.A.   Selected Financial Data

[Reserved]

3.B.   Capitalization and Indebtedness

Not applicable.

3.C.   Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.   Risk Factors

Our operations are subject to certain risk factors that may affect SQM’s business, financial condition or results of operations. In addition to other information contained in this Form 6-K, you should carefully consider the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that are known but we currently believe are not significant may also affect our business operations. Our business, financial condition or results of operations could be materially affected by any of these risks.

Risks Relating to our Business

We could be subject to risks as a result of ongoing investigations by the Chilean Internal Revenue Service and the Chilean Public Prosecutor in relation to certain payments of invoices made by SQM between the tax years 2009 and 2014

The Chilean Internal Revenue Service (Servicio de Impuestos Internos or the “SII”) has been conducting tax investigations related to the payment of invoices by companies, including SQM, for services that may not have been properly supported. The Chilean Public Prosecutor (Ministerio Público) has been conducting related inquiries to determine whether such payments may be linked with alleged violations of political contribution laws involving a variety of Chilean companies, including SQM, and government officials.

On February 26, 2015, SQM’s Board of Directors resolved to establish an ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) authorized to conduct an internal investigation relating to the referred issues and to retain such independent external advice as it deemed appropriate. The original members of the ad-hoc Committee were Wolf von Appen, José María Eyzaguirre B. and Juan Antonio Guzmán M.

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The ad-hoc Committee has engaged its own lawyers from Chile and the United States and forensic accountants to assist as it proceeds with its internal review.

On March 12, 2015, José María Eyzaguirre B. resigned from the ad-hoc Committee and his position was subsequently filled by Hernán Büchi B.

On March 16, 2015, the Board of Directors decided to terminate the employment contract of our former CEO, Patricio Contesse. This followed his failure to cooperate with the ad-hoc Committee’s investigation.

On March 17, 2015, three members of the Board of Directors resigned, all of whom had been nominated by Potash Corp., one of SQM’s two principal shareholder groups. Potash Corp. issued a press release stating that the directors resigned because of their concern that they could not ensure that the Company was conducting an appropriate investigation and collaborating effectively with the Public Prosecutor.

On March 20, 2015, we identified to the SII approximately US$11 million in payments originating from the office of our former CEO, during the six-year tax period from 2009 to 2014 that may not qualify as tax expenses under the Chilean tax code because of insufficient supporting documentation. The statute of limitations under Chilean law for tax claims is up to six years, during which period our former CEO had an annual discretionary budget covering the Company and its subsidiaries of approximately US$6 million.

On March 23, 2015, the SII filed criminal claims against the Company’s former CEO, current CEO and CFO relating to the payments that were the subject of the amended tax returns.

On March 30, 2015, the Company submitted amendments to its tax returns and has paid taxes and interest relating to such amended returns totaling US$7 million. The Company may also be subject to a fine by the Chilean Tax Court (Tribunal Tributario) totaling 50% to 300% of the tax paid.

On March 31, 2015, the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”) filed an administrative claim against five current or former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim.

On April 24, 2015, we announced that we had identified up to an additional US$2 million in payments by our subsidiaries that also may have been insufficiently supported. The Company has not yet submitted amendments to the tax returns of its subsidiaries. On the same date, new members were elected to the Board of Directors at the Annual General Shareholders’ Meeting and the ad-hoc Committee was subsequently composed of Board of Directors members Robert A. Kirkpatrick, Wolf von Appen and Edward J. Waitzer.

On April 30, 2015, the Public Prosecutor indicted our former CEO in connection with the aforementioned investigation.

Class action complaints have been filed in the United States against the Company, our former CEO and current CEO and CFO, alleging violations of U.S. securities laws based on the failure to timely disclose matters related to the subject matter of the various Chilean investigations. For more information, see “Item 8.A.7–Legal Proceedings.”

The investigation and the inquiries by the Chilean regulatory authorities have not been completed. We cannot predict the outcome or the duration of these investigations or of our internal investigation. We could be subject to civil, criminal or regulatory proceedings in Chile and we could be subject to civil, criminal or regulatory proceedings outside of Chile, including in the United States. Responding to regulatory inquiries and any future civil, criminal or regulatory inquiries or proceedings could divert our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. We may be required to pay material damages or penalties or have other remedies imposed upon us. It may be determined that there was a material weakness in the Company's internal control over financial reporting.  If as a result of the investigations by the Company and regulatory authorities it is determined that the financial statements were materially incorrect, the Company could be required to restate financial information for prior reporting periods. The occurrence of any of the foregoing could materially and adversely affect our business, financial condition, results of operations and the prices of our securities.

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Arbitration proceedings under the Lease Agreement for the Salar de Atacama, if determined adversely to us, would materially adversely affect our business and operations

Our subsidiary SQM Salar holds exclusive exploitation rights to mineral resources in 81,920 hectares in the Salar de Atacama pursuant to a 1993 lease agreement between SQM Salar and Corporación de Fomento de la Producción (“Corfo”), a Chilean government entity (the “Lease Agreement”). The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for quarterly lease payments to Corfo based on specified percentages associated to the value of the products resulting from the minerals extracted from such concessions. For the year ended December 31, 2014, revenue related to products originating from the Salar de Atacama represented 39% of our consolidated revenues, which corresponded to revenues from our potassium product line and our lithium and derivatives product line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement.

In May 2014, Corfo initiated an arbitration proceeding against SQM Salar alleging (i) SQM Salar had incorrectly applied the formulas to determine lease payments resulting in an underpayment to Corfo of at least US$8.9 million for 2009 through 2013 and (ii) SQM Salar had not complied with its obligation to protect the mining rights of Corfo by failing to place markers to delineate property lines. Based on the alleged breaches of the Lease Agreement, Corfo sought (i) at least US$8.9 million plus any other amount that may be due in respect of periods after 2013, (ii) early termination of the Lease Agreement, (iii) lease payments that would have been paid through 2030 as compensation for the early termination of the Lease Agreement and (iv) punitive damages (daño moral) equal to 30% of the contractual damages awarded. SQM Salar contested the claim, asserting that both parties have applied formulas for the calculation and payment of lease payments for more than 20 years without conflict, in accordance with the terms of the Lease Agreement and their mutual understanding of the agreements by the parties during the term of the Lease Agreement. SQM Salar also asserted that the alleged breaches would be technical breaches and that Corfo may terminate the Lease Agreement solely for a material breach. SQM Salar in consultation with external counsel believes that it is likely it will prevail in the arbitration proceeding. However, an adverse ruling awarding damages sought by Corfo or permitting early termination of the Lease Agreement would have a material adverse effect on our business, financial condition, and results of operations. We cannot assure you that Corfo will not use this arbitration proceeding to seek to renegotiate the terms of the Lease Agreement in a manner that is not favorable to SQM Salar. Although the parties are currently discussing potential resolutions, we cannot assure you such discussions will be successful or that Corfo will not take other actions in the future in relation to the Lease Agreement that are contrary to our interests.

Our market reputation could be adversely affected by the negative outcome of certain proceedings against certain recent members of our Board and certain other named defendants

On September 10, 2013, the SVS issued a press release disclosing it had instituted certain administrative proceedings (the “Cascading Companies Proceedings”) against (i) Mr. Julio Ponce Lerou (who was the Chairman of the Board and a director of the Company until April 24, 2015), (ii) Mr. Patricio Contesse Fica, who was a director of the Company until April 24, 2015 and is the son of Mr. Patricio Contesse González (who was the Company’s CEO until March 16, 2015), and (iii) other named defendants. The Company has been informed that Mr. Ponce and related persons beneficially owned 29.94% of SQM’s total shares as of December 31, 2014. See “Item 6.E. Share Ownership.” The SVS alleged breaches of Chilean corporate and securities laws in connection with acts performed by entities with direct or indirect share ownership interests in SQM (the “Cascading Companies”). The allegations made in connection with the Cascading Companies Proceedings do not relate to any acts or omissions of the Company or any of its directors, officers or employees in their capacities as such.

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In connection with the Cascading Companies Proceedings, the SVS alleged the existence of a scheme involving the named defendants whereby, through a number of transactions occurring between 2009 and 2011, the Cascading Companies allegedly sold securities of various companies, including securities of SQM, at below-market prices to companies related to Mr. Ponce and other named defendants. These companies allegedly subsequently sold such securities after a lapse of time, in most cases back to the Cascading Companies, at prices higher than the purchase price. The SVS alleged violation by the defendants of a number of Chilean corporate and securities laws in furtherance of the alleged scheme.

On January 31, 2014, the SVS added a number of Chilean financial institutions and asset managers, and certain of their controlling persons, executives or other principals, as named defendants to the Cascading Companies Proceedings. On September 2, 2014, the SVS issued a decision imposing an aggregate fine against all of the defendants of UF 4,0110,000 (approximately US$162.8 million as of December 31, 2014), including a fine against Mr. Ponce of UF 1,700,000 (approximately US$69.0 million as of December 31, 2014) and a fine against Mr. Contesse Fica of UF 60,000 (approximately US$2.4 million as of December 31, 2014). The defendants are currently challenging the SVS administrative decision before a Chilean Civil Court.

The High Complexity Crimes Unit (Unidad de Delitos de Alta Complejidad) of the Metropolitan District Central Northern Attorney’s Office (Fiscalía Metropolitana Centro Norte) is also investigating various criminal complaints filed against various parties to the Cascading Companies Proceedings. In addition, the SII announced an investigation of the transactions alleged to have occurred in the Cascading Companies Proceedings in order to determine whether the individuals or companies involved violated Chilean tax laws or filed false returns for the purpose of evading taxes.

If, for any reason, the Company is unable to differentiate itself from the named defendants, such failure could have a material adverse effect on the Company’s market reputation and commercial dealings. Furthermore, we cannot assure you that a non-appealable ruling in connection with the current Cascading Companies Proceedings or the investigations of the High Complexity Crimes Unit or the SII that is adverse to Mr. Ponce or Mr. Contesse Fica will not have a material adverse effect on our market reputation, commercial dealings and the price of our securities, or that the Cascading Companies will not sell shares of the Company or vote to increase the dividends we pay to our shareholders.

Volatility of world fertilizer and chemical prices and changes in production capacities could affect our business, financial condition and results of operations

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by circumstances related to such cycles. Furthermore, the supply of certain fertilizers or chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

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Since 2008, world prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) have fluctuated as a result of the broader global economic and financial conditions. Although prices of potassium-based fertilizers stabilized in 2009 after the conclusion of important contract negotiations between major producers and buyers, during the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company OAO Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. In addition, during the first half of 2014, we observed lower pricing of contracts between Chinese purchasers and major potash producers, which increased volatility in the price of fertilizers. The average price for our potassium chloride and potassium sulfate business line was approximately 11% lower in 2014 compared to 2013. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

Iodine prices followed an upward trend beginning at the end of 2008 and continuing through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During 2013, even though iodine demand reached record highs, demand growth softened, and supply increased, causing a decline in iodine prices. The average price of iodine seen by SQM was approximately US$38 per kilogram in 2014, approximately 23% less than average prices seen by the Company in 2013. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

As a result of events in global markets during 2009, demand for lithium carbonate declined, causing a decrease in lithium prices and sales volumes. In September 2009, we announced a 20% reduction in lithium carbonate and lithium hydroxide prices as a means of stimulating demand. As a result, in 2010 we observed demand recovery in the lithium carbonate market, which continued in 2011 and 2012. In 2013, we continued to see strong market growth, driven mostly by an increase in demand related to battery use. Nevertheless, demand growth was accompanied by an increase in supply from existing competitors. In 2014, prices remained at similar levels averaging US$5,235 per metric ton in 2014 for this business line, which was 4% lower compared to 2013. We cannot assure you that lithium prices and sales volumes will not decline in the future.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 110 countries around the world. In 2014, approximately 46% of our sales were made in emerging market countries: 18% in Central and South America (excluding Chile); 7% in Africa and the Middle East; 11% in Chile and 10% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

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Our inventory levels may increase because of the global economic slowdown

In general, world economic conditions can affect our inventory levels. At the end of 2014, our inventory levels were relatively high compared to prior years. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. We cannot assure you that inventory levels will not continue to remain high or increase further in the future. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our level of and exposure to unrecoverable accounts receivable may significantly increase

Potentially negative effects of adverse global economic conditions on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented certain safeguards, such as using credit insurance, letters of credit and prepayment for a portion of sales, to minimize this risk, the increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

New production of iodine or lithium carbonate from current or new competitors in the markets in which we operate could adversely affect prices

In recent years, new and existing competitors have increased the supply of iodine and lithium carbonate, which has affected prices for both products. Further production increases could negatively impact prices. There is limited information on the status of new iodine or lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have a capital expenditure program that is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce.

In addition, we require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

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High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various energy sources (diesel, electricity, liquified natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 15% in 2014. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserves estimates could be subject to significant changes

Our caliche ore mining reserves estimates are prepared by our own geologists and were most recently validated in January 2015 by Mrs. Marta Aguilera and Mr. Orlando Rojas. Mrs. Aguilera is a geologist with over 20 years of experience in the field. She is currently employed by SQM as Manager of Geology and Mining Development. Mrs. Aguilera is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”), and she is registered under No. 163 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with such law and related regulations. Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 35 years since graduating from university, including more than 30 years working on estimates for reserves and resources.

Our Salar de Atacama brine mining reserve estimates are prepared by our own geologists and were most recently validated in March 2015 by Mr. Álvaro Henríquez and Mr. Orlando Rojas. Mr. Henríquez is a geologist with more than 10 years of experience in the field of hydrogeology. He is currently employed by SQM as Superintendent of Hydrogeology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law and related regulations. As a hydrogeologist, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. In addition, our reserve estimates are not subject to review by external geologists or an external auditing firm. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

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Chemical and physical properties of our products could adversely affect their commercialization

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies

Our facilities and business operations in Chile and abroad are insured against losses, damage or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of recent major earthquakes in Chile and other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in technology or other developments could result in preferences for substitute products

Our products, particularly iodine, lithium, and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and LCDs. Changes in technology, the development of substitute raw materials or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 96% of our employees are employed in Chile, of which approximately 68% were represented by 25 labor unions as of December 31, 2014. As in previous years, during 2014 we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. As of December 31, 2014, we had concluded negotiations with 21 labor unions, which represent 91.9% of our total unionized workers, signing new agreements with each for the next three years. In January of 2015, we concluded negotiations with two additional unions, covering a total of 99.7% of our unionized workers. In order to finalize the current collective bargaining cycle, we need to conduct negotiations with the remaining two unions.

We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Subcontracting Law, provides that when a serious workplace accident occurs, a company must halt work at the site where the accident took place until authorities from either the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), the Labor Board (Dirección del Trabajo or “Labor Board”), or the National Health Service (Servicio Nacional de Salud), inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until such company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

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On December 29, 2014, the Government of Chile sent the Chilean Congress a bill introducing modifications to the Labor Code in relation to collective rights. The objective of such bill is to modernize the Chilean labor relations system, giving more power to union organizations. This bill could undergo modifications after being discussed by the parliament during the year 2015. Therefore, we are not able to predict the potential effects of such bill on the Company.

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in “Item 8.A.7–Legal Proceedings.” Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we might be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

In 2009, the Chilean labor code (Código del Trabajo or “Labor Code”) established new procedures for labor matters which include oral trials conducted by specialized judges. The information available indicates that the majority of these oral trials have found in favor of the employee. These new procedures have increased the probability of adverse judgments in labor lawsuits which could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments that are subject to different interpretations by companies and respective governmental authorities. These jurisdictions may have different tax codes, environmental regulations, labor codes and legal framework, which adds complexity to our compliance with these regulations. Any failure to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Environmental Evaluation Service (Servicio de Evaluación Ambiental or “Environmental Evaluation Service”) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$10 million, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

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Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

We regularly monitor the impact of our operations on the environment and on the health of people in the surrounding areas and have, from time to time, made modifications to our facilities to minimize any adverse impact. Future developments in the creation or implementation of environmental requirements or their interpretation could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact studies or statements. If we fail to obtain approval or required environmental licenses, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international and other local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

Our water supply could be affected by geological changes or climate change

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business

Our success depends in large part on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of key members of our senior management or employees with critical skills could have a negative effect on our business, financial condition and results of operations. If we are not able to attract or retain highly skilled, talented and qualified senior managers or other key personnel, our ability to fully implement our business objectives may be materially and adversely affected.

Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2014, the Chilean peso exchange rate was Ch$606.75 per U.S. dollar, while as of December 31, 2013, the Chilean peso exchange rate was Ch$524.61 per U.S. dollar. The Chilean peso therefore depreciated against the U.S. dollar by 16% in 2014. As of April 28, 2015, the Observed Exchange Rate was Ch$611.08 per U.S. dollar.

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As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the euro, the South African rand, the Mexican peso, the Chinese yuan, the Thai baht and the Brazilian real. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, financial condition and results of operations.

Interest rate fluctuations may have a material impact on our financial performance

We have outstanding short and long-term debt that bears interest based on the London Interbank Offered Rate (“LIBOR”), plus a spread. Since we are currently hedging only a portion of these liabilities into fixed rates, we are exposed to interest rate risk relating to LIBOR fluctuations. As of December 31, 2014, approximately 14% our financial debt had LIBOR-based pricing that was not hedged into fixed rates. A relative increase in the rate could materially impact our business, financial condition and results of operations.

Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks

Our business, results of operations, financial condition and prospects could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control.

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Our subsidiary SQM Salar, as leaseholder, holds exclusive and temporary rights over the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement between Corfo and SQM Salar. Corfo may not unilaterally modify the Lease Agreement, and the rights to exploit the mineral substances cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear and Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we are limited to 180,100 tons of total lithium (958,672 tons of lithium carbonate equivalent) extraction in the aggregate for all periods. We are over halfway through the term of the Lease Agreement and have extracted approximately half of the total accumulated extraction limit of lithium. However, there can be no assurance that we will not reach the lithium extraction limit prior to the term of the lease agreement. In addition, we cannot assure you that Corfo will not take other actions in the future in respect of the Lease Agreement that are contrary to our interests. See “-Risk Relating to our Business-Arbitration proceedings under the Lease Agreement for the Salar de Atacama, if determined adversely to us, would materially adversely affect our business and operations.”

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We also operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our operating costs

We hold water rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean water rights code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, an amendment published on June 16, 2005 modified the Water Code, allowing, under certain conditions, the granting of permanent water rights of up to two liters per second for each well built prior to June 30, 2004, in the areas where we conduct our mining operations, without considering the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. In addition, we must pay annual fees to maintain water rights that have been granted to us and that we are not exercising. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile

In 2005, the Chilean Congress approved Law No. 20,026 known as the Law to Establish a Specific Tax on Mining Activity” (Ley que Establece un Impuesto Específico a la Actividad Minera or the “Royalty Law”), establishing a royalty tax to be applied to mining activities developed in Chile.

Following the earthquake and tsunami in February 2010, the Chilean government raised the corporate income tax rate in order to pay for reconstruction. Such legislation increased the general corporate tax rate from its historic rate of 17.0% to 20.0% for the income accrued in 2011, which was declared and paid in 2012. On September 27, 2012, Law No. 20,630 introduced new amendments to existing tax legislation. Among the amendments introduced, the corporate income tax was maintained at 20% beginning in the 2013 calendar year.

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On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. The Tax Reform contemplates, among other matters, changes to the corporate tax regime to create two tax regimes. Starting on January 1, 2017, Chilean companies will be able to opt between two tax regimes: (i) the partially integrated shareholder tax regime (sistema parcialmente integrado) or (ii) the attributed income shareholder taxation regime (sistema de renta atribuida). In both regimes, the corporate tax rate will be increased to 21% in 2014, 22.5% in 2015 and 24% by 2016. On or after January 1, 2017, and depending on the tax regime chosen by the company, tax rates may be increased to a maximum rate of 25% in 2017 for the attributed income shareholder taxation regime or to a rate of 25.5% in 2017 and subsequently to a maximum rate of 27% in 2018 for the partially integrated shareholder tax regime.

As an open stock corporation, the default regime that applies to us is the partially integrated regime, unless at a future shareholders’ meeting our shareholders agree to opt for the attributed income shareholder taxation regime. Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends, when paid, but will be permitted to credit against such shareholder taxes only a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty with Chile, in which case 100% of the Chilean corporate tax paid by us may be credited against such shareholder taxes. As a result, foreign shareholders resident in a non-treaty jurisdiction (such as the United States) will be subject to a higher effective tax rate than residents of treaty jurisdictions. Under the attributed income shareholder taxation regime, shareholders bear the Chilean tax on our accrued earnings (whether or not dividends have been distributed), but may credit the full amount of the Chilean corporate tax we pay on such earnings against such shareholder taxes.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of September 30, 2014. In accordance with the instructions of the SVS, we reflected the effect of this adjustment as a reduction in net equity in our statement of financial position as of September 30, 2014. In addition, given the potential difference in accounting treatments between IFRS and the instructions of the SVS, we will continue to analyze the effects of the Tax Reform on our financial statements and reporting obligations, and we cannot predict how our future financial statements will reflect these changes.

In addition, the Tax Reform may have other material adverse effects on our business, financial condition and results of operations. Likewise, we cannot assure you that the manner in which the Royalty Law or the corporate tax rate are interpreted and applied will not change in the future. The Chilean government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on our business, financial condition and results of operations.

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, they could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations.

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines.  The most recent major earthquake in Chile occurred offshore in April 2014 and had a magnitude of 8.2 on the Richter scale. This earthquake followed another one in February 2010, which caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

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Developments in other emerging markets could materially affect the value of our ADSs

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADSs.

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time he wishes to do so.

Our share price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share price.

You may be unable to enforce rights under U.S. Securities Laws

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and you may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. Federal or State securities laws.

Our Company is an open stock corporation (sociedad anónima abierta) incorporated under the laws of the Republic of Chile. Most of our directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws in the United States against them in the United States.

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

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As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interest in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company there could be adverse consequences for U.S. investors

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2014. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See “Item 10.E. Taxation—United States Tax Considerations.”

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. If we have paid corporate income tax (the “First Category Tax”) on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors. See “Item 3. Risk Factors—Risks Relating to Chile—The Chilean Government Could Levy Additional Taxes on Corporations Operating in Chile” and “Item 10. Taxation—Chilean Tax Considerations.”

ITEM 4.      INFORMATION ON THE COMPANY

4.A.   History and Development of the Company

Historical Background

Sociedad Química y Minera de Chile S.A. is an open stock corporation organized under the laws of the Republic of Chile. We were constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago, Mr. Sergio Rodríguez Garcés. Our existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and we were registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. Our headquarters is located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. Our telephone number is +56 2 2425-2000.

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Commercial exploitation of the caliche ore deposits in northern Chile began in the 1830s, when sodium nitrate was extracted from the ore for use in the manufacturing of explosives and fertilizers. By the end of the nineteenth century, nitrate production had become the leading industry in Chile and the country was the world’s leading supplier of nitrates. The accelerated commercial development of synthetic nitrates in the 1920s and the global economic depression in the 1930s caused a serious contraction of the Chilean nitrate business, which did not recover significantly until shortly before the Second World War. After the war, the widespread commercial production of synthetic nitrates resulted in a further contraction of the natural nitrate industry in Chile, which continued to operate at depressed levels into the 1960s.

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corfo. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean Government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADSs have traded on the NYSE under the ticker symbol “SQM” since 1993. We accessed international capital markets again for the issuance of additional ADSs in 1995 and 1999. On December 21, 2006, two groups of shareholders, the “Pampa Group” (which includes the company Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A.) and Kowa Group (which includes the companies Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A and La Esperanza Delaware Corporation) signed a joint agreement and became the controlling group of SQM.

Since our inception, we have produced nitrates and iodine, which are obtained from the caliche ore deposits in northern Chile. In 1985, we began to use heap leaching processes to extract nitrates and iodine, and in 1986 we started to produce potassium nitrate at our Coya Sur facility. Between 1994 and 1999, we invested approximately US$300 million in the development of the Salar de Atacama project in northern Chile, which enabled us to produce potassium chloride, lithium carbonate, potassium sulfate and boric acid.

From 2000 through 2004, we principally consolidated the investments carried out in the preceding five years. We focused on reducing costs and improving efficiencies throughout the organization. In addition, in 2001, we signed a commercial distribution agreement with the Norwegian company Yara International ASA, in order to take advantage of cost synergies in the Specialty Plant Nutrition business line.

Starting in 2005, we began strengthening our leadership position in our core businesses through a combination of capital expenditures and advantageous acquisitions and divestitures. Our acquisitions have included the Kemira Emirates Fertiliser Company (“Kefco”) in Dubai in 2005 and the iodine business of Royal DSM N.V. (“DSM”) in 2006. We also entered into a number of joint ventures, including a joint venture with Migao Corporation (“Migao”), signed in 2008, for the production of potassium nitrate, and SQM VITAS, our joint venture with the French Roullier Group. Pursuant to the latter joint venture, in 2010, we launched a new line of soluble phosphate products, and in 2012 we built new plants for the production of water-soluble fertilizers in Brazil (Candeias), Peru and South Africa (Durban). We have also sold: (i) Fertilizantes Olmeca, our former Mexican subsidiary, in 2006, (ii) our stake in Impronta S.R.L., our former Italian subsidiary, in 2007 and (iii) our former butyllithium plant located in Houston, Texas, in 2008. These sales allowed us to concentrate our efforts on our core products.

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The capital expenditure program has allowed us to add new products to our product line and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in the Salar del Carmen, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria. Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals. In 2013 we also opened a trading office in Thailand.

In 2014, we invested in the development of new extraction sectors and production increases in both nitrates and iodine at Nueva Victoria, reaching an approximate production capacity of 6,500 metric tons per year of iodine at the facility. We also issued a bond in the international capital markets for US$250 million, primarily to refinance existing indebtedness.

Capital Expenditure Program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures during the past five years were mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment. These investments were carried out with internal financing through our capital expenditure program for investments in Chile.

Our capital expenditures for the years ended December 31, 2014, 2013 and 2012 were as follows:

(in millions of U.S. dollars)	2014	2013	2012
Capital Expenditures	112.1	386.5	450.0

During 2014, we had total capital expenditures of US$112.1 million, primarily related to:

•	development of new extraction sectors and production increases for both nitrates and iodine at Nueva Victoria;
•	investments aimed at maintaining and improving the quality of finished nitrate products;
•	exploration and construction of wells to sustain long-term production at the Salar de Atacama;
•	consolidation of our corporate enterprise resource planning into SAP and
•	maintenance across all production units in order to ensure fulfillment of production targets.

During 2013, we had total capital expenditures of US$386.5 million, primarily related to:

•	improvement of nitrate-based products at Coya Sur;
•	investment relating to increasing production capacity of potassium-based products at the Salar de Atacama;
•	ongoing investment relating to increasing production capacity and efficiency in our nitrate and iodine facilities;
•	optimization of our potassium chloride facility at the Salar de Atacama;
•	projects to increase the efficiency of our human resources and logistics departments and
•	various projects designed to maintain production capacity, increase yields, and reduce costs.

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During 2012, we had total capital expenditures of US$450.0 million, primarily related to:

•	projects to increase capacity and efficiencies at nitrate and iodine facilities in the Tarapacá region;
•	continued investments related to increasing production capacity of potassium-based products at the Salar de Atacama, including several projects related to production of finished products and
•	various projects designed to maintain production capacity, increase yields and reduce costs.

The Board of Directors has approved a capital expenditures plan for 2015 of US$182 million primarily focused on the maintenance of our production facilities. Our 2015 capital investment program will not require any external financing; however, we reserve the right to access capital markets in order to optimize our financial position.

4.B.   Business Overview

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine chemicals. We also produce specialty plant nutrients, iodine and its derivatives, lithium and its derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in over 110 countries through our worldwide distribution network, with 89% of our sales in 2014 derived from countries outside Chile.

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression in the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals; and other commodity fertilizers. Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Iodine and its derivatives are mainly used in the X-ray contrast media and biocides industries and in the production of polarizing film, which is an important component in LCD screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Potassium chloride is a commodity fertilizer that is produced and sold by us worldwide. In addition, we complement our portfolio of plant nutrients through the buying and selling of other commodity fertilizers for use mainly in Chile. Potassium sulfate is a specialty fertilizer used primarily in crops such as vegetables, fruits and industrial crops. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in concentrated solar power plants as a means for energy storage. In addition, we complement our portfolio of plant nutrients through the buying and selling of other commodity fertilizers for use mainly in Chile.

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For the year ended December 31, 2014, we had revenues of US$2,014.2 million. Our worldwide market capitalization as of December 31, 2014 was approximately US$6.3 billion.

Specialty Plant Nutrition: We produce four main types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. Furthermore, we sell other specialty fertilizers including trading of third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. They are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application our products are primarily marketed under the following brands: Ultrasol™ (fertigation), Qrop™ (open field application), Speedfol™ (foliar application) and Allganic™ (organic farming). Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is available in crystalline and prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

The needs of more sophisticated customers are causing the industry to provide solutions rather than individual products. The advantages of our products, plus customized specialty blends that meet specific needs along with the agronomic service provided, allow us to create plant nutrition solutions that add value to crops through higher yields and better quality production. Because our products are derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements, which makes them more attractive to customers who prefer products of natural origin. As a result, specialty plant nutrients are sold at a premium price compared to commodity fertilizers.

Iodine and its Derivatives: We believe that we are the world’s leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, herbicides, electronics, pigments and dye components. We market iodine using the brand QIodine™.

Lithium and its Derivatives: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries. We market lithium using the following brands: QLithiumCarbonate™, QLithiumHydroxide™ and QLubelith™.

Potassium: We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops. We market potassium chloride using the brand Qrop™.

Industrial Chemicals: We produce four industrial chemicals: sodium nitrate, potassium nitrate, boric acid and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Boric acid is used in the manufacture of frits for the ceramics and enamel industries, LCDs, glass and fiberglass. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses. We market our industrial chemicals using the following brands: QSodiumNitrate™, QPotassiumNitrate™, QPotassiumChloride™, QBoricAcid™ and Ultrasol™.

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Other Products and Services: We also sell other fertilizers and blends, some of which we do not produce. We are the only company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride.

The following table shows the percentage breakdown of our revenues for 2014, 2013 and 2012 according to our product lines:

	2014	2013	2012
Specialty Plant Nutrition	35%	31%	28%
Iodine and Derivatives	17%	21%	24%
Lithium and Derivatives	10%	9%	9%
Potassium	29%	28%	25%
Industrial Chemicals	5%	7%	10%
Other	4%	4%	4%
Total	100%	100%	100%

Business Strategy

Our general business strategy is to:

•	maintain leadership in specialty plant nutrients, iodine, lithium and industrial nitrates, in terms of production capacity, competitive pricing and the development of new products;
•	maintain our competitiveness through the continued increase in the efficiency of our production processes and cost reduction;
•	evaluate and execute acquisitions, joint ventures or commercial alliances which have concrete synergies with our current core businesses or provide sustainable competitive advantages and
•	maintain a solid, conservative financial position and investment grade ratings for our debt securities.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be produced from our natural resources. In order to take advantage of these opportunities, we have developed specific strategies for each of our product lines.

Specialty Plant Nutrition

Our strategy in our specialty plant nutrition business is to: (i) continue expanding our sales of natural nitrates by continuing to leverage the advantages of our specialty products over commodity-type fertilizers; (ii) selectively expand by increasing our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and NPK blends; (iii) pursue investment opportunities in complementary businesses to enhance our product portfolio, increase production, reduce costs, and add value to and improve the marketing of our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets in order to meet specific customer needs; (v) focus primarily on the markets for plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively and (viii) supply a product with consistent quality according to the requirements of our customers.

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Iodine and its Derivatives

Our strategy in our iodine business is to: (i) increase or at least maintain our market share in the iodine market in order to optimize the use of our available production capacity; (ii) encourage demand growth and promote new iodine uses; (iii) participate in iodine recycling projects through the Ajay-SQM Group (“ASG”); (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

Lithium and its Derivatives

Our strategy in our lithium business is to: (i) strategically allocate our lithium carbonate and lithium hydroxide sales; (ii) encourage demand growth and promote new lithium uses; (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

Potassium

Our strategy in our potassium business is to: (i) offer a portfolio of potassium products, including potassium sulfate, potassium chloride and other fertilizers, to our traditional markets; (ii) create flexibility to offer crystalized (standard) or granular (compacted) form products according to market requirements; (iii) focus on markets where we have logistical advantages and synergies with our specialty plant nutrition business and (iv) supply a product with consistent quality according to the requirements of our customers.

Industrial Chemicals

Our strategy in our industrial chemical business is to: (i) maintain our leadership position in the industrial nitrates market as well as increase our supply of potassium chloride in markets where we have natural advantages; (ii) encourage demand growth in different applications; (iii) become a long-term, reliable supplier for the thermal storage industry; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

New Business Ventures

From time to time we evaluate opportunities to expand in our current core businesses or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile, and we expect to continue to do so in the future.

We are continuously exploring the possibility of acquiring controlling interests in companies that have mining properties in our core business areas and are in early stages of development. Consistent with our business strategy, we will continue to evaluate acquisitions, joint ventures and alliances in our core businesses and, depending on all facts and circumstances, may seek to acquire controlling stakes or other interests related to our core businesses both inside and outside of Chile, including other emerging markets.

In addition, we are actively conducting exploration for metallic minerals in the mining properties we own, through the generation of prospects and the progressive exploration of such prospects. If such minerals are found, we may decide to exploit, sell or enter into an association to extract these resources. We have already identified several areas in which we are conducting more targeted exploration, which may lead us to carry out further studies in order to finally decide how to proceed with any prospect or prospects of interest. We have flexibility in determining which strategy we consider appropriate, depending on the characteristics of each prospect. We may also decide not to move forward with any potential metallic prospects discovered from our exploration operations. Between 2011 and 2014 exploration expenses have averaged US$8.5 million per year, while for 2015 expenses are not expected to exceed US$5 million as a result of a new strategy to optimize our exploration plan.

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In parallel to our own exploration operations, as of March 2015, we had 12 option agreements in effect with third parties and mining companies related to metallic mineral exploration. In all these agreements, we retain the rights over the caliche ore, which contains nitrates, iodine and potassium, among others. We continue to develop our program of exploration alliances with third parties through option contracts, in particular through minority participation and maintaining royalties on sales if the prospect is exploited. These alliances have enabled us to finance the metallic exploration efforts carried out by SQM. Our current plan is to achieve and maintain closer to one million hectares under exploration alliances and maintain exploration investment of approximately US$20 million per year by our current and future partners in these exploration alliances.

Main Business Lines

Specialty Plant Nutrition

We believe we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 46% of global potassium nitrate sales by volume in 2014. This estimate does not include potassium nitrate produced and sold locally in China, only net imports/exports. During 2014, the potassium nitrate market grew around 10% (considering only agricultural use of potassium nitrate, and excluding sales by Chinese producers to the domestic Chinese market), with global sales exceeding one million metric tons. This was due in part to the substitution of potassium nitrate for potassium sulfate and also to the more competitive pricing between these chloride-free sources of potassium. We also produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”).

These specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as urea and potassium chloride.

In particular, our specialty plant nutrients:

•	are fully water soluble, allowing their use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;
•	improve the water use efficiency of crops and help conserve water;
•	are chloride-free, which prevents chloride toxicity in certain crops associated with high levels of chlorine in plant nutrients;
•	provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea or ammonium-based fertilizers;
•	do not release hydrogen after application, thereby avoiding increased soil acidity;
•	possess trace elements, which promote disease resistance in plants and
•	are more attractive to customers who prefer products of natural origin.

In 2014, our specialty plant nutrients sales increased to US$708.0 million, representing 35% of our total sales for that year and a 3.0% increase from US$687.5 million specialty plant nutrients sales in 2013. This increase was a result of higher sales volumes, which increased 3.6% in 2014.

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Specialty Plant Nutrition: Market

The target market for our specialty plant nutrients includes producers of high-value crops such as vegetables, fruits, industrial crops, flowers, cotton and others. Furthermore, we sell specialty plant nutrients to producers of chloride-sensitive crops. Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mostly due to: (i) the application of new agricultural technologies such as fertigation and hydroponics, and the increasing use of greenhouses; (ii) the increase in the cost of land and the scarcity of water, which has forced farmers to improve their yields and reduce water use; and (iii) the increase in demand for higher quality crops, such as fruits and vegetables.

Over the last 10 years, the compound annual growth rate for vegetable production per capita was 3.0% while the compound annual growth rate for the world population was only 1.5%.

Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. Irrigation has grown at an average annual rate of 1.5% during the last 20 years (a pace equal with population growth). However, micro-irrigation has grown at 10% per year over the same period. Microirrigation systems, which include drip-irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. These applications require fully water-soluble plant nutrients. Our nitrate-based specialty plant nutrients provide nitrogen in nitric form, which helps crops absorb these nutrients faster than they absorb urea- or ammonium-based fertilizers, facilitating a more efficient application of nutrients to the plant and thereby increasing the crop’s yield and improving its quality.

Asia is the region with the lowest ratio (micro-irrigation/total irrigated hectares) in the world, reaching around 3%. This represents a high potential for this technology, which is reflected in the high growth rates in recent years. For example, the growth rate of hectares under micro-irrigation in China is estimated to have exceeded 6% in 2014.

The market for potassium nitrate in China is 385,000 to 400,000 metric tons, of which approximately 150,000 is related to the tobacco industry and 75,000 to 80,000 is related to the horticulture business. Of the total, between 40,000 and 50,000 metric tons are imports.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies in Chile, the United States, Mexico, United Arab Emirates, South Africa, Turkey, China, India, Thailand, Brazil and Peru.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2014, 2013 and 2012:

	2014	2013	2012
Sales Volume (Th. MT)
Sodium nitrate	15.8	26.2	24.4
Potassium nitrate and sodium potassium nitrate	531.6	512.6	469.3
Specialty blends(1)	228.0	208.1	197.5
Other specialty plant nutrients(2)	102.5	100.8	89.0
Total Revenues (in US$ millions)	708.0	687.5	675.3

(1)	Includes Yara’s products sold pursuant to our commercial agreement.
(2)	Includes trading of other specialty fertilizers.

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Depending on the systems used to apply specialty nutrients, fertilizers can be classified as specialty field fertilizers or water-soluble fertilizers.

Specialty field fertilizers are applied directly to the soil, manually or in a mechanized fashion. Their high solubility levels, lack of harmful chlorine and absence of acidic reactions make them particularly advantageous for tobacco, potatoes, coffee, cotton and a wide range of fruits and vegetables.

Water-soluble fertilizers are specialty nutrients that are delivered to the crops using modern irrigation systems. As these systems feature refined technology, the products used in them must be highly soluble, rich in nutrients, free of impurities and insoluble substances, and with a low salinity index. The leading nutrient in this segment is potassium nitrate, whose optimal balance of nitric nitrogen and chlorine-free potassium (the two macronutrients most needed by plants) make it an indispensable source of nutrition for crops that use modern irrigation systems.

In addition, potassium nitrate is widely known to be a vital component in foliar feeding applications, where usage is recommended in order to stave off nutritional deficiencies before the first symptoms appear, correct any deficiencies that arise and prevent physiological stress. This nutrient also helps promote a suitable balance between fruit production and/or growth, and plant development, particularly in crops with physiological disorders.

Foliar feeding with potassium nitrate can have beneficial effects:

•	when soil chemistry limits nutrient solubility and availability (pH, organic matter, type and percentage of clay);
•	when nutrient absorption through the roots is limited as a result of conditions that hamper root growth (temperature, moisture, oxygen and loss of soil structure);
•	when the plant’s local internal demand may surpass real internal nutrient redistribution capacity, leaving the demand unsatisfied;
•	when nutrient mobility is limited, when plants flower before the leaf growth phase, imposing limiting factors on xylem nutrient transport; and
•	to promote rapid recovery from leaf stress caused by climatic conditions, soil conditions and irrigation management.

In addition to these products, SQM has consolidated a product portfolio of over 200 specialty fertilizer blends, including top brands such as UltrasolTM, for fertigation; QropTM, for application to the soil; SpeedfolTM, for foliar feeding; and AllganicTM, for organic crops.

Specialty Plant Nutrition: Marketing and Customers

In 2014, we sold our specialty plant nutrients in over 85 countries. During the same year, sales of our specialty plant nutrients were as per the table below. No single customer represented more than 10% of our specialty plant nutrient sales during 2014, and we estimate that our 10 largest customers accounted in the aggregate for approximately 34% of sales during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

Sales Breakdown	2014	2013	2012
North America	30%	27%	27%
Europe	21%	20%	17%
Central and South America	31%	32%	38%
Asia and Others	18%	21%	18%

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We sell our specialty plant nutrition products outside Chile mainly through our own worldwide network of representative offices and through our distribution affiliates.

We maintain stocks of our specialty plant nutrients in the main markets of the Americas, Asia, Europe, the Middle East and Africa in order to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrients directly to some of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

In connection with our marketing efforts, we provide technical and agronomical assistance and support to some of our customers. By working closely with our customers, we are able to identify new, higher-value-added products and markets. Our specialty plant nutrients are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yield and command a premium price.

In 2013, we launched the global Speedfol™ Crop SP project in order to promote a range of crop-specific, predominantly potassium nitrate-based, locally-produced, water-soluble NPK formulations for foliar spray applications. The Speedfol™ Crop SP project has a duration of five years and targets a variety of crops such as cereals grains, citrus, mango, cotton, soybean and coffee, in countries such as Brazil, China, India, Mexico, South Africa and the United States of America. Scientifically proven benefits of Speedfol™ Crop SP applications include increased yields, better quality (such as larger-sized fruits) and reduced crop losses (such as less premature fruit drop and lower lodging incidence in cereals).

Our customers are located in both the northern and southern hemispheres. Consequently, we do not believe there are any seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrients.

Specialty Plant Nutrition: Joint Ventures and Agreements

Consistent with our business strategy, from time to time we evaluate opportunities to expand in our current core businesses, including our specialty plant nutrition business, or within new businesses in which we believe we may have sustainable competitive advantages. We evaluate potential acquisitions, joint ventures and alliances with companies both within and outside of Chile, including in other emerging markets.

In May 2008, we signed a commitment letter for a joint venture with Migao Corporation (“Migao”) for the production and distribution of specialty plant nutrients in China. Through the joint venture, we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant began operating in January 2011, and has allowed us to increase our presence in China, which is one of the most important and fastest growing markets for the fertilizer industry.

In May 2009, our subsidiary Soquimich European Holdings entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 contribution to the joint venture. As part of the agreement, a new 15,000 metric ton facility was constructed in the city of Kakinada to produce water soluble NPK grade fertilizers. This new facility began operating in January 2012.

In December 2009, we signed an agreement with the French Roullier Group to form the joint venture SQM Vitas. This agreement joins two of the largest companies in the businesses of specialty plant nutrition, specialty animal nutrition and professional hygiene. Peru, Brazil and South Africa are the main focus markets of this joint venture, and Dubai is the main productive unit. As part of the agreement, our phosphate plant located in Dubai became part of this joint venture.

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In 2012, SQM Vitas started the construction of new plants in Brazil (Candeias), Peru and South Africa (Durban) for the production of water soluble fertilizers containing different relative amounts of nitrogen, phosphorus and potassium, and at times, smaller amounts of other chemicals. The Candeias Industrial Complex plant in Brazil began operating in March 2012 and has a production capacity of 25,000 metric tons per year.

Between 2010 and 2012, we continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons.

In 2013, the operations of SQM Vitas in Spain began with a water soluble NPK fertilizer plant that has a production capacity of 15,000 metric tons per year.

During 2013, the marketing activities of our joint ventures integrated in SQM (Beijing). This change aims to enhance the efficiency of distribution channels for fertilizer products by consolidating marketing into a unified brand and management team, thus reducing costs. In addition, our strategy in this segment is to increase production of water soluble fertilizers and extend our technologies and their applications in order to increase popularity and expand the use of these products.

On March 8, 2013, SQM VITAS acquired the Controlled Release Fertilizer (“CRF”) Technology and Plantacote® business and brand name from AGLUKON. Plantacote® is highly efficient in nutrient utilization and is environmentally friendly due to prevention of leaching, volatilization and fixation of nutrients in the soils as well as the degradation of the coating by microorganisms after complete nutrient release. The unique coating technology and quality standards make Plantacote® very reliable for growing high-quality plants. This new global facility will produce both premium and standard CRFs under the Plantacote® brand name in order to supply worldwide customers that are active in horticulture, agriculture, turf, growing media and consumer markets. Due to this acquisition, SQM VITAS will be able to further expand its current product portfolio of specialty plant nutrition solutions for the benefit of its customers.

In December 2014, an asset transfer agreement was signed between Plantacote BV and Plantacote NV (a new company that is 99.99% owned by Doctor Tarsa, which is a company that was created in 2000 in which SQM holds a 50% stake). As a result of this agreement, the business and Plantacote® brand were transferred to the new company Plantacote NV, but with no changes to the business or the CRF project. SQM continues to hold a 50% ownership stake in the company.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plant nutrients in Chile through our subsidiary Soquimich Comercial S.A. (SQMC).

SQMC is currently one of the main players in the Chilean market, offering a wide range of products developed specifically for the crops grown in the country. As specialty plant nutrients have differentiating qualities with respect to traditional fertilizers, they play a key role in this market.

SQMC sells local products as well as products imported from different countries around the world, including China, Mexico and Venezuela.

All contracts and agreements between Soquimich Comercial S.A. and its foreign suppliers of fertilizers generally contain standard and customary commercial terms and conditions. SQMC has been able to obtain adequate supplies of these products with good pricing conditions.

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Soquimich Comercial S.A.’s sales of fertilizers represented approximately 30% of total fertilizer sales in Chile during 2014. Soquimich Comercial S.A.’s consolidated revenues were approximately US$214 million and US$230 million in 2014 and 2013, respectively.

Specialty Plant Nutrition: Competition

We believe we are the world’s largest producer of sodium and potassium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 31% of total world sales during 2014 (excluding sales by Chinese producers to the domestic Chinese market), compared to our share of the market which accounted for approximately 46% of global potassium nitrate sales by volume for the period.

ACF, another Chilean producer, mainly oriented to iodine production, has produced potassium nitrate from caliche ore and potassium chloride since 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Yuantong (Qinghai Salt Lake 75.5% and Wentong 24.5%) and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistics, agronomic expertise and price.

In Chile, our products mainly compete with imported fertilizer blends that use calcium ammonium nitrate or potassium magnesium sulfate. Our specialty plant nutrients also compete indirectly with lower-priced synthetic commodity-type fertilizers such as ammonia and urea, which are produced by many producers in a highly price-competitive market. Our products compete on the basis of advantages that make them more suitable for certain applications as described above.

Iodine and its Derivatives

We believe we are the world’s largest producer of iodine. In 2014, our revenues from iodine and iodine derivatives amounted to US$335.4 million, representing 17% of our total revenues in that year. We estimate that our sales accounted for approximately 26% of world iodine sales by volume in 2014.

Iodine: Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products such as X-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for LCDs, chemicals, herbicides, organic compounds and pigments. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

X-ray contrast media is the leading application of iodine, accounting for 22% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which account for 13% of demand; iodophors and povidone-iodine, 12%; LCD screens, 12%; animal nutrition, 8%; fluoride derivatives, 7%; biocides, 5%; nylon, 4% and human nutrition, 3%.

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We have seen consistent growth in the iodine market over the last ten years, with the exception of 2009, which was affected by the global financial crisis, with demand being led by uses related to X-ray contrast media and pharmaceuticals. During 2014, iodine demand grew moderately compared to 2013 as a result of inertia following the high prices observed in the industry from 2011 to 2013. However, the lower prices observed during 2014 have continued, which could have a positive effect on demand growth in 2015. We estimate that the global market size in 2014 was approximately 31,600 metric tons, with around 56% of supply coming from Chilean producers, including us.

Iodine: Our Products

We produce iodine in our Nueva Victoria plant, near Iquique, and our Pedro de Valdivia plant, close to María Elena. We have a total production capacity of approximately 13,300 metric tons per year of iodine, including the Iris plant, which is located next to the Nueva Victoria plant.

Through ASG, we produce organic and inorganic iodine derivatives. ASG was established in the mid-1990s and has production plants in the United States, Chile and France. ASG is the world’s leading inorganic and organic iodine derivatives producer.

Consistent with our business strategy, we are constantly working on the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership.

We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO-9001:2008 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

The following table shows our total sales and revenues from iodine and iodine derivatives for 2014, 2013 and 2012:

	2014	2013	2012
Sales Volume (Th. MT)
Iodine and derivatives	8.8	9.3	11.0
Revenues (in US$ millions)	335.4	461.0	578.1

Our sales revenues decreased from US$461.0 million in 2013 to US$335.4 million in 2014. This decrease was primarily attributable to the decrease in iodine prices during 2014. Average iodine prices were more than 20% lower in 2014 when compared to 2013.

Iodine: Marketing and Customers

In 2014, we sold our iodine products to approximately 260 customers in over 60 countries, and most of our sales were exports: 31% was sold to customers in North America, 35% to customers in Europe, 4% to customers in Central and South America, and 30% to customers in Asia and other regions. Only two customers accounted for more than 10% of our iodine sales in 2014. Together, these two customers accounted for approximately 31% of sales, and we estimate that our ten largest customers accounted in the aggregate for approximately 61% of sales. No supplier accounted for more than 10% of the cost of sales of this business line.

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The following table shows the geographical breakdown of our sales for 2014, 2013 and 2012:

Sales Breakdown	2014	2013	2012
North America	31%	35%	36%
Europe	35%	36%	30%
Central & South America	4%	4%	3%
Asia and Others	30%	25%	31%

We sell iodine through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of iodine at our facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Iodine: Competition

The world’s main iodine producers are based in Chile, Japan and the United States. Iodine is also produced in Russia, Turkmenistan, Azerbaijan, Indonesia and China.

Iodine is produced in Chile using a unique mineral known as caliche ore, whereas in Japan, the United States, Russia, Turkmenistan, Azerbaijan, and Indonesia, producers extract iodine from underground brines that are mainly obtained together with the extraction of natural gas and petroleum. In China, iodine is extracted from seaweed.

Six Chilean companies accounted for approximately 56% of total global sales of iodine in 2014, including SQM, with approximately 26%, and five other producers, accounting for the remaining 30%. The other Chilean producers are: Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding Inverraz S.A.; ACF Minera S.A. owned by the Chilean family De Urruticoechea; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; SCM Bullmine and RB Energy (a Canadian company previously known as Sirocco Mining Inc. or as Atacama Minerals).

We estimate that eight Japanese iodine producers accounted for approximately 31% of global iodine sales in 2014, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Ise Chemicals Ltd., a Japanese company) accounted for 5% of world iodine sales in 2014.

Iodine recycling is a growing trend worldwide. Several Japanese producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams. Iodine recycling, mainly related to LCD consumption, has increased over the past few years and currently represents approximately 17% of world iodine sales. It is estimated that approximately 74% of total world iodine recycling was done by Japanese iodine producers.

We, through ASG or alone, are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies. Our annual average iodine sales prices decreased to approximately US$38 per kilogram in 2014, as a result of supply growth outpacing demand growth.

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Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products. Certain substitutes for iodine are available for certain applications, such as antiseptics and disinfectants, which could represent a cost-effective alternative to iodine depending on prevailing prices.

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size and quality of our mining reserves and the available production capacity. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we benefit competitively from the long-term relationships we have established with our largest customers.

Lithium and its Derivatives

We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide. In 2014, our revenues from lithium sales amounted to US$206.8 million, representing 10% of our total revenues. We estimate that our sales accounted for approximately 27% of the sale of global lithium chemicals sales by volume.

Lithium: Market

Lithium is mainly marketed as lithium carbonate. The next most traded compound is lithium hydroxide. Both of these compounds are used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for 46% of total demand. Lithium carbonate is also used in applications such as ceramic and enamel frits (5% of demand), heat resistant glass (ceramic glass) (5% of demand), air conditioning chemicals (4% of demand), continuous casting powder for steel extrusion (2% of demand), primary aluminum smelting process (1% of demand), and others, including the synthesis of pharmaceuticals and lithium derivatives.

Lithium hydroxide is primarily used as a raw material in the lubricating grease industry (11% of demand), as well as in the dyes and the battery industries.

Lithium’s main properties, which facilitate its use in this range of applications, are:

•	it is the lightest solid element at room temperature;
•	it has a low coefficient of thermal expansion;
•	it has high electrochemical potential and low density and
•	it is the solid with the highest specific heat capacity.

During 2014, lithium chemicals demand increased by approximately 9%, reaching approximately 142,000 metric tons, with close to 50% supplied by Chilean producers. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products

We produce lithium carbonate at our Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium, in the form of lithium chloride, coming from the potassium chloride production at the Salar de Atacama. The annual production capacity of our lithium carbonate plant is 48,000 metric tons per year. We believe that the technologies we use, together with the high concentrations of lithium and unique characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

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We also produce lithium hydroxide at our facilities at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 metric tons per year and is one of the largest plants in the world.

The following table shows our total sales and revenues from lithium carbonate and its derivatives for 2014, 2013 and 2012:

	2014	2013	2012
Sales Volume (Th. MT)
Lithium and derivatives	39.5	36.1	45.7
Revenues (in US$ millions)	206.8	196.5	222.2

Our revenues in 2014 were US$206.8 million, a 5.3% increase from US$196.5 million in 2013, due to higher sales volumes supported by strong demand growth.

Lithium: Marketing and Customers

In 2014, we sold our lithium products to over 220 customers in around 50 countries. Only one customer accounted for more than 10% of our lithium sales in 2014, accounting for approximately 11% of lithium sales. We estimate that our 10 largest customers accounted in aggregate for approximately 58% of sales. Only one supplier accounted for over 10% of the cost of sales of this business line, accounting for approximately 13% of the cost of sales.

The following table shows the geographical breakdown of our sales for 2014, 2013 and 2012:

Sales Breakdown	2014	2013	2012
North America	11%	12%	10%
Europe	22%	25%	22%
Central & South America	1%	2%	2%
Asia and Others	66%	62%	66%

We sell lithium carbonate and lithium hydroxide through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of these products at our facilities throughout the world to facilitate prompt delivery to customers. Sales of lithium carbonate and lithium hydroxide are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Lithium: Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Rockwood Lithium (“Rockwood”), which was recently acquired by Albemarle and which, according to our estimates, has a market share of approximately 22%, and FMC Corporation (“FMC”), which has an estimated market share of approximately 12%. In addition, a number of Chinese producers together accounted for approximately 37% of the world market in 2014, by volume. Rockwood produces lithium carbonate at its operations in Chile and in Nevada, United States. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. Rockwood and Tianqi are 49%/51% partners in Talison Lithium Pty Ltd., an Australian company that produces lithium mineral concentrate in Western Australia. Tianqi is in the process of purchasing Galaxy, an Australian company that has a lithium carbonate plant in China. FMC has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom.

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We believe that lithium production will increase in the near future, balancing the expected growth in demand. Recently, Orocobre began operating in Argentina, and a number of new projects to develop lithium deposits have been announced recently. Some of these projects are already under advanced development and others could materialize in the medium term.

Potassium

We produce potassium chloride and potassium sulfate by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

Since 2009, our end product capacity has increased to over 2 million metric tons per year, granting us improved flexibility and market coverage.

In 2014, our potassium chloride and potassium sulfate revenues amounted to US$584.3 million, representing 29% of our total revenues and a 3.6% decrease compared to 2013.

Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant’s structure, it is essential to the development of its basic functions. Potassium chloride is the most commonly used potassium-based fertilizer. It is used to fertilize crops that can tolerate relatively high levels of chloride, and to fertilize crops that are grown under conditions with sufficient rainfall or irrigation practices that prevent chloride from accumulating to excess levels in the rooting systems of the plant.

Some benefits that may be obtained through the use of potassium are:

•	increased yield and quality;
•	increased production of proteins;
•	increased photosynthesis;
•	intensified transport and storage of assimilates;
•	prolonged and more intense assimilation period;
•	improved water efficiency;
•	regulated opening and closure of stomata and
•	synthesis of lycopene.

Potassium chloride is also an important component for our specialty plant nutrition product line, where it is used as a raw material to produce potassium nitrate.

Potassium: Market

During the last decade, the potassium chloride market has experienced rapid growth due to several key factors such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors have contributed to growing demand for fertilizers and, in particular, potassium chloride, as efforts are being made to maximize crop yields and use resources more efficiently. For the last 10 years, the compound annual growth for the global potassium chloride market was approximately 2.3%.

According to the most recent studies prepared by the International Fertilizer Industry Association from 2010 to 2011, cereals received 10.3 MT K2O, (i.e., 37.4% of world K consumption, with a low contribution of wheat (6.2%) compared to rice (12.6%) and maize (14.9%)). In contrast, oilseeds represented 19.8% of the total (5.4 MT K2O), with more than four fifths being applied to soybean (9.0%) and oil palm (7.2%) together. K fertilizer use on fibre crops and roots and tubers was modest (2.8 and 3.8%, respectively) compared to sugar crops (7.7%) and fruits and vegetables (16.6%). The remaining 11.8% were applied to other crops.

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Demand in the potassium chloride market increased in 2014. We estimate that demand reached between 61 and 62 million metric tons for potassium chloride during 2014, an increase of approximately 15% as compared to 2013, with record levels of shipments from the producers Uralkali, in Russia, and Belaruskali, in Belarus. Demand was affected by the economic uncertainty from the previous year, as some customers pushed their purchases back from the second half of 2013 to 2014. We do not expect to see demand growth in 2015.

Average prices in the potassium market decreased significantly during 2013 and the first quarter of 2014 due to unusual events. Uralkali, a leading company in the potash market, abandoned the business arrangement that it held with BPC and generated market uncertainty which affected the commodity’s price levels. Beginning in the second quarter of 2014, the price slowly began to recover, but prices did not return to the levels prevailing prior to these events.

Potassium: Our Products

Potassium chloride differs from our specialty plant nutrition products because it is a commodity fertilizer and contains chloride. We offer potassium chloride in two grades: standard and compacted. Potassium sulfate is considered a specialty fertilizer and we offer three grades: standard, compacted and soluble.

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2014, 2013 and 2012:

	2014	2013	2012
Sales Volume (Th. MT)
Potassium chloride & potassium sulfate	1,556.2	1,434.9	1,209.5
Revenues (in US$ millions)	584.3	606.3	605.1

Potassium: Marketing and Customers

In 2014, we sold potassium chloride and potassium sulfate in over 60 countries. No single customer accounted for more than 11% of our sales of potassium chloride and potassium sulfate in 2014, and we estimate that our 10 largest customers accounted in the aggregate for approximately 47% of such sales. One supplier accounted for 12% of the cost of sales for the business line and was the only supplier representing more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our sales for 2014, 2013 and 2012:

Sales Breakdown	2014	2013	2012
North America	23%	17%	15%
Europe	13%	16%	21%
Central & South America	45%	44%	47%
Asia and Others	19%	23%	17%

Potassium: Competition

We estimate that we accounted for less than 3% of global sales of potassium chloride in 2014. Our main competitors are Uralkali, PCS, Belaruskali and Mosaic. We estimate that in 2014, Uralkali accounted for approximately 18% of global sales, PCS around 15%, Mosaic around 14%, and Belaruskali approximately 13% of global sales.

In the potassium sulfate market, we have several competitors, of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We estimate that these three producers account for approximately 30% of the worldwide production of potassium sulfate. SQM accounts for less than 2% of global production.

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Industrial Chemicals

In addition to producing sodium and potassium nitrate for agricultural applications, we produce different grades of these products for industrial applications. The different grades differ mainly in their chemical purity. We enjoy certain operational flexibility when producing industrial nitrates, because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields and to reduce commercial risk.

In addition to producing industrial nitrates, we produce and market other industrial chemicals such as industrial-grade potassium chloride and boric acid, a by-product of the production of potassium sulfate.

In 2014, our revenues from industrial chemicals were US$101.9 million, representing approximately 5% of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes, metal treatments and various chemical processes.

In addition, this product line has also experienced growth from the use of industrial nitrates as thermal storage in concentrated solar power plants (commonly known as “CSP”). Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio used as a storage and heat transfer medium. Unlike traditional photovoltaic plants, these new plants use a “battery” or tank that contains molten nitrate salts, which store energy as heat. The salts are kept hot during the day, and release the solar energy that they have captured during the night, allowing the plant to operate even during hours of darkness. Another difference with the photovoltaic technology is that CSP plants are of large scale and only take a few years between the development stage and the commercial operation date. Their development is mainly driven by implementation of renewable programs deployed by different governments worldwide, along with demand for electricity generation. This market fluctuates according to these factors and is based on long-term agreements. In 2014 and 2015, the supply of solar salts has been lower than the previous years because of the delay of some large projects. However, demand is recovering and we have closed agreements for some deliveries in 2015, with larger volumes in 2016 and 2017.

Industrial-grade potassium chloride is a basic chemical used to produce potassium hydroxide, and is used as an additive in oil drilling as well as in food processing, among other applications.

Boric acid is primarily used as raw material in the manufacturing of glass, fiberglass, ceramic and enamel frits and LCD flat panel displays.

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2014, 2013 and 2012:

	2014	2013	2012
Sales Volume (Th. MT)
Industrial nitrates	124.7	173.5	277.7
Boric Acid	0.8	2.0	1.8
Revenues (in US$ millions)	101.9	154.0	245.2

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Sales of industrial chemicals decreased from US$154.0 million in 2013 to US$101.9 million in 2014, primarily as a result of a decrease in sales volumes of solar salts.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in over 70 countries in 2014, with 32% percent of our sales of industrial chemicals to customers in North America, 37% to customers in Europe, 14% to customers in Central and South America and 17% to customers in Asia and other regions. One customer accounted for more than 10% of our sales of industrial chemicals in 2014, accounting for approximately 19%, and we estimate that our 10 largest customers accounted in the aggregate for approximately 49% of such sales. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our sales for 2014, 2013 and 2012:

Sales Breakdown	2014	2013	2012
North America	32%	45%	49%
Europe	37%	34%	35%
Central & South America	14%	12%	10%
Asia and Others	17%	9%	6%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our different grades of sodium nitrate and potassium nitrate products at our facilities in Europe, North America, South Africa, Asia and South America to achieve prompt deliveries to customers. Our Research and Development department, together with our foreign affiliates, provides technical support to our customers and continuously works with them to develop new products or applications for our products.

Industrial Chemicals: Competition

We believe we are the world’s largest producer of industrial sodium and potassium nitrate. In the case of industrial sodium nitrate, we estimate that our sales represented close to 45% of world demand in 2014 (excluding internal demand for China and India, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate business is Haifa, which we estimate had a market share of 23%. We estimate that our market share was approximately 25% for 2014.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of both products and are able to produce high quality products.

In the potassium chloride and boric acid markets, we are a relatively small producer, mainly supplying regional needs.

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Other Products

A large part of our other revenue is related to fertilizer trading, usually commodities. These fertilizers are traded in large volumes worldwide. We have developed a trade, supply and inventory management business that allows us to respond quickly and effectively to the changing fertilizer market in which we operate and profit on these trades.

Production Process

Our integrated production process can be classified according to our natural resources:

•	caliche ore deposits, which contain nitrates, iodine and potassium; and
•	brines from the Salar de Atacama, which contain potassium, lithium, sulfate, boron and magnesium.

Caliche Ore Deposits

Caliche ore deposits are located in northern Chile. During 2014, we operated two mines in this region: Pedro de Valdivia and Nueva Victoria. Operations at the Pampa Blanca site and the El Toco mine (which is part of the María Elena site) were temporarily suspended in an effort to optimize our production facilities with lower production costs.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from 20 centimeters to five meters, and with the overburden varying in thickness between 50 centimeters and 1.5 meters.

Before proper mining begins, the exploration stage is carried out, including complete geological reconnaissance, sampling and drilling caliche ore to determine the quality and characteristics of each deposit. Drill-hole samples are properly identified and tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purposes. Mine planning is done on a long-term basis (10 years), medium-term basis (three years) and short-term basis (one year). Once all of this information has been compiled, detailed planning for the exploitation of the mine takes place.

The mining process generally begins with bulldozers first ripping and removing the overburden in the mining area. This process is followed by production drilling and blasting to break the caliche seams. Front-end loaders load the ore onto off-road trucks, which take it to be processed.

At the Pedro de Valdivia mine, trucks deliver the ore to stockpiles next to rail loading stations. The stockpiled ore is later loaded onto railcars that take the mineral to the processing facilities, where it is crushed and leached in vats in order to produce concentrated solutions containing nitrate and iodine.

At the Nueva Victoria site, the run of mine ore is loaded in heaps and leached with water to produce concentrated solutions containing nitrate, iodine and potassium. These solutions are then sent to plants where iodine is extracted through both solvent-extraction and blow out processes. The remaining solutions are subsequently sent to solar evaporation ponds where the solutions are evaporated and rich nitrate salts are produced. These concentrated nitrate salts are then sent to Coya Sur where they are used to produce potassium nitrate.

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Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate, iodine, and iodine derivatives.

Sodium Nitrate

During 2014, sodium nitrate for both agricultural and industrial applications was produced at the Pedro de Valdivia facility and subsequently processed at the Coya Sur plants. At the Pedro de Valdivia facility, the caliche ore is crushed, creating two products: a coarse fraction and a fine fraction. The coarse fraction is processed using the Guggenheim method, which was originally patented in 1921 and is based on a closed-circuit method of leaching vats. This process uses heated brines to leach the crushed caliche in vats and selectively dissolve the contents. The concentrated solution is then cooled, producing sodium nitrate crystals, which can then be separated from the brine using basket centrifuges. After the crystallization and separation processes, the nitrate crystals are sent to the processing plant, and the brine is pumped to the iodine facilities, where the iodide is separated in a solvent extraction plant. Finally, the brine is returned to the vat leaching process.

The fine fraction from the caliche crushing process is leached at ambient temperature with water, producing a solution that is pumped to a fines pond. After going through a separation process, the solution is pumped to the iodine facilities. After a solvent extraction process, the brine is pumped to solar evaporation ponds in Coya Sur, 15 km south of María Elena, for the concentration of nitrates.

Our total current crystallized sodium nitrate production capacity at the Pedro de Valdivia facility is approximately 500,000 metric tons per year. Crystallized sodium nitrate is an intermediate product that is subsequently processed further at the Coya Sur and María Elena production plants to produce sodium nitrate, potassium nitrate and sodium potassium nitrate in different chemical and physical qualities, including crystallized and prilled products. Finally, the products are transported by railway to our port facilities in Tocopilla for shipping to customers and distributors worldwide.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed by us. The brine leached using the fine fraction of the crushed caliche at Pedro de Valdivia and the brines produced by the heap leaching process at María Elena are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where salts with lower potassium content, produced at Nueva Victoria or Coya Sur, are added. A chemical reaction begins, producing brine with dissolved potassium nitrate. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling it and separating it from the liquid by centrifuge.

Our current potassium nitrate production capacity at Coya Sur is approximately 1,000,000 metric tons per year. In March 2011, a new potassium nitrate production plant (NPT3) started operations. This plant has been gradually increasing its annual production, reaching approximately 283,000 tons in 2014. This new plant was designed to use raw material salts harvested at Nueva Victoria (nitrate salts) and the Salar de Atacama (potassium salts).

The potassium nitrate produced in crystallized or prilled form at Coya Sur has been certified by TÜV-Rheiland under the quality standard ISO 9001:2008. The potassium nitrate produced at Coya Sur is transported to Tocopilla for shipping and delivery to customers and distributors.

Sodium Potassium Nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our Coya Sur and María Elena prilling facilities using standard, non-patented production methods we have developed. Crystallized sodium nitrate is mixed with the crystallized potassium nitrate to make sodium potassium nitrate, which is then prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

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The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate. With certain production restraints and following market conditions, we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate, either in prilled or crystallized form.

Iodine and Iodine Derivatives

During 2014, we produced iodine at our Pedro de Valdivia, María Elena, and Nueva Victoria facilities (including the Iris facility, which is part of the Nueva Victoria facility). At the María Elena and Nueva Victoria facilities, iodine is extracted from solutions produced by heap leaching caliche ore. At the Pedro de Valdivia facility, iodine is produced from the vat leaching of caliche ore. In August 2014, iodine production operations at the Iris plant were restarted after being temporarily suspended in October 2013.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operating parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions resulting from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated as iodide form using a solvent extraction and stripping plant in the Pedro de Valdivia and Nueva Victoria facilities and using a blow out plant in Iris. The concentrated iodide is oxidized to solid iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States and Chile (Chilean patent number 47,080) for our iodine prilling process.

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented. It is then packed in 20 to 50 kilogram drums or 350 to 700 kilogram maxibags and transported by truck to Antofagasta, Mejillones, or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the ISO-9001:2008 program, providing third-party certification—by TÜV-Rheiland—of the quality management system. The last recertification process was approved in February 2011. Iodine from the Iris plant was certified under ISO-9001:2008 in April 2012.

Our total iodine production in 2014 was approximately 9,602 metric tons: approximately 5,987 metric tons from Nueva Victoria and Iris; 3,242 metric tons from Pedro de Valdivia; and 373 metric tons from María Elena. The Nueva Victoria facility is also used for recycling iodine from the potassium iodide contained in the LCD waste solutions imported mainly from Korea. Nueva Victoria is also equipped to toll iodine from iodide delivered from other SQM facilities. We have the flexibility to adjust our production according to market conditions. Our total current production capacity at our iodine production plants is approximately 13,300 metric tons per year.

We use a portion of the iodine we produce to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile. We also produce inorganic and organic iodine derivative products together with Ajay, which purchases iodine from us. In the past, we have primarily sold our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

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In September 2010, the National Commission for the Environment of Chile (Comisión Nacional del Medio Ambiente or “CONAMA”), currently known as the Environmental Evaluation Service, approved the environmental study of our Pampa Hermosa project in the Tarapacá Region of Chile. This approval allows us to increase the production capacity of our Nueva Victoria operations to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of nitrates, mine up to 33 million metric tons of caliche per year and use new water rights of up to 570.8 liters per second. In recent years, we have made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds, and implement new areas of mining and collection of solutions. Our current production capacity at Nueva Victoria is approximately 8,500 metric tons per year of iodine (including the Iris operations) and 700,000 metric tons per year of nitrates. Additional expansions may be done from time to time in the future, depending on market conditions.

In October 2013, the Environmental Evaluation Service approved the Pampa Blanca Environmental Impact Study, to increase our caliche ore extraction in the Antofagasta Region in order to increase production capacity of iodine by 10,000 tons and nitrates by 1.3 million tons. The project also requested permission to build a pipeline from the Pacific Ocean to the mining site. Operations at Pampa Blanca were temporarily suspended in March 2010.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains. The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our production rights to the Salar de Atacama are pursuant to the Lease Agreement between SQM Salar and Corfo, which expires in 2030. The Lease Agreement permits the CCHEN to establish a total accumulated extraction limit of 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods.

Brines are pumped from depths of 1.5 to 60 meters below surface, through a field of wells that are located in areas of the Salar de Atacama that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

Products Derived from the Salar de Atacama Brines

The products derived from the Salar de Atacama brines are: potassium chloride, potassium sulfate, lithium carbonate, lithium hydroxide, lithium chloride, boric acid and bischofite (magnesium chloride).

Potassium Chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings. We also sell potassium chloride to third parties, primarily as a commodity fertilizer.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystallized mixture of salts of potassium, sodium and magnesium. Waste sodium chloride salts are removed by precipitation. After further evaporation, the sodium and potassium salts are harvested and sent for treatment at one of the potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. Potassium salts also containing magnesium are harvested and sent for treatment at one of the cold leach plants where magnesium is removed. Potassium chloride is transported approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related plants in the Salar de Atacama currently have a production capacity in excess of up to 2.6 million metric tons per year. Actual production capacity depends on volume, metallurgical recovery rates and quality of the mining resources pumped from the Salar de Atacama.

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The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, with the excess amount being reinjected into the Salar de Atacama; (ii) sodium chloride, which is similar to the surface material of the Salar de Atacama and is deposited at sites near the production facility and (iii) other salts containing magnesium chloride.

Lithium Carbonate and Lithium Chloride

After the production of potassium chloride, a portion of the brines remaining is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following further evaporation, the remaining concentrated solution of lithium chloride is transported by truck to a production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. A portion of this purified lithium chloride solution is packaged and shipped to customers. The production capacity of our lithium carbonate facility is approximately 48,000 metric tons per year. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions. Our future production is also subject to the extraction limit of 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods of the Lease Agreement mentioned above.

Our lithium carbonate production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2005 and under ISO 9001:2008 since October 2009.

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide facility, which started operations at the end of 2005. This facility has a production capacity of 6,000 metric tons per year and is located in the Salar del Carmen, adjacent to our lithium carbonate operations. In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The brine is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide, which is dried and packaged for shipment to customers.

Our lithium hydroxide production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2007 and under ISO 9001:2008 since October 2009.

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a by-product of the potassium sulfate process) and boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines. Brines are pumped to pre-concentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, dried and packaged for shipment.

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Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year, of which approximately 95,000 metric tons correspond to potassium chloride production as by product of the potassium sulfate process. This capacity is part of the total plant capacity of 2.6 million metric tons per year. In our dual plant complex we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the salar.

The principal by-products of the production of potassium sulfate are: (i) non-commercial sodium chloride, which is deposited at sites near the production facility and (ii) remaining solutions, which are re-injected into the Salar de Atacama or returned to the evaporation ponds. The principal by-products of the boric acid production process are remaining solutions that are treated with sodium carbonate to neutralize acidity and then are reinjected into the Salar de Atacama.

Raw Materials

The main raw material that we require in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate and potassium sulfate is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfur, sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 15% of our cost of sales in 2014.

We have several electricity supply agreements signed with major producers in Chile which are expected to cover our electricity needs until 2030. We have been connected to the northern power grid in Chile, which currently supplies electricity to most cities and industrial facilities in northern Chile, since April 2000.

For the supply of liquefied natural gas, in 2013 and 2014 we had a contract with Solgas. For 2015, we executed a supply contract with Endesa, primarily to serve our operations at the Salar del Carmen and Coya Sur.

We obtain ammonium nitrate, sulfur, sulfuric acid, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Diesel fuel is obtained under contracts that provide fuel at international market prices.

We believe that all of our contracts and agreements with third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

Water Supply

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our production processes at the Salar del Carmen lithium carbonate plant, and we also purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

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Government Regulations

Regulations in Chile Generally

We are subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, tax laws, environmental laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safety conditions in manufacturing plants.

We conduct our mining operations pursuant to exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by such concessions, provided that annual concession fees are paid. Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession.

Under Law No. 16,319 that created the CCHEN, we have an obligation to the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama. Pursuant to such obligation, we are subject to annual quotas that limit the total tonnage of lithium authorized to be sold.

We also hold water rights obtained from the Chilean water regulatory authority for the supply of water from rivers or wells near our production facilities sufficient to meet our current operating requirements. See “Item 3. Risk factors—Risks Relating to Chile.” The Water Code is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, Law No. 20,017, published in 2005, modified the Chilean laws relating to water rights and established that, under certain conditions, permanent water rights of up to two liters per second for each well built prior to June 30, 2004, may be constituted in the areas where we conduct our mining operations. In constituting these new water rights, the law does not consider the availability of water, or how the new rights may affect holders of existing rights. Therefore, the amount of water we can effectively extract based on our existing rights could be reduced if these additional rights are exercised. These and other potential future changes to Chilean laws relating to water rights could have a material adverse impact on our business, financial condition and results of operations.

We operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

In 2005, the Chilean Congress approved the Royalty Law, which established a royalty tax to be applied to mining activities developed in Chile. In 2010, modifications were made to the law and taxes were increased. In 2012, new modifications to the tax laws were enacted to set the corporate tax rate at 20% for companies like SQM.

On September 29, 2014, the Tax Reform was published, introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. The Tax Reform contemplates, among other matters, changes to the corporate tax regime to create two tax regimes. Starting on January 1, 2017, Chilean companies will be able to opt between two tax regimes: (i) the partially integrated shareholder tax regime (sistema parcialmente integrado) or (ii) the attributed income shareholder taxation regime (sistema de renta atribuida). In both regimes, the corporate tax rate will be increased to 21% in 2014, 22.5% in 2015 and 24% by 2016. On or after January 1, 2017, and depending on the tax regime chosen by the company, tax rates may be increased to a maximum rate of 25% in 2017 for the attributed income shareholder taxation regime or to a rate of 25.5% in 2017 and subsequently to a maximum rate of 27% in 2018 for the partially integrated shareholder tax regime.

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As an open stock corporation, the default regime that applies to us is the partially integrated regime, unless at a future shareholders’ meeting our shareholders agree to opt for the attributed income shareholder taxation regime.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of September 30, 2014. In accordance with the instructions of the SVS, we reflected the effect of this adjustment as a reduction in net equity in our statement of financial position as of September 30, 2014. In addition, given the potential difference in accounting treatments between IFRS and the instructions of the SVS, we will continue to analyze the effects of the Tax Reform on our financial statements and reporting obligations, and we cannot predict how our future financial statements will reflect these changes.

The Chilean government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial condition and results of operations.

In 2006, the Chilean Congress amended the Labor Code, and effective January 15, 2007, changes were made affecting companies that hire subcontractors to provide certain services. This new law, known as the Subcontracting Law (Ley de Subcontratación), further amends the Labor Accidents Law No. 16,744 to provide that when a serious accident in the workplace occurs, a company must halt work at the site where the accident took place until authorities from the Sernageomin, the Labor Board, or the National Health Service inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until said company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On December 2, 2009, Law No. 20,393 went into effect, establishing criminal liability for legal entities, for the crimes of (a) asset laundering, (b) financing terrorism and (c) bribery. Such criminal liability applies to legal entities for the aforementioned crimes where such crimes are committed directly or indirectly in benefit of such legal entity, by the legal entity’s owners, controllers, representatives or principal executives, to the extent to which the commission of the crime is a consequence of the legal entity’s failure to fulfill its management and supervisory obligations. The law establishes that the company has fulfilled such obligations when it has adopted and implemented a prevention model for such crimes.

On January 1, 2010, Law No. 20,382 went into effect, introducing modifications to the Securities Law and Law No. 18,046 on Corporations (Ley de Sociedades Anónimas or the “Chilean Corporations Act”). The new law regulates corporate governance and, in general, seeks to improve such matters as the professionalization of senior management at corporations, the transparency of information, and the detection and resolution of possible conflicts of interest. The law establishes the requirement of at least one independent director for certain corporations, including SQM. Such director must be a member of the Directors’ Committee, a position which, in turn, grants the director further supervisory powers. The independent director may be proposed by any shareholder with an ownership interest of 1% or more in a company and must satisfy a series of independence requirements with respect to the company and the company’s competition, providers, customers and majority shareholders. The new law also defines the regulations regarding the information that companies must provide to the general public and to the SVS, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties.

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In 2010, the Chilean Congress amended the Environmental Law to create the Ministry of Environment, the Environmental Evaluation Service and the Superintendence for the Environment (Superintendencia del Medio Ambiente or “Superintendence for the Environment”). These changes introduced important amendments to environmental regulations by setting up new agencies and introducing new provisions and procedures applicable to projects whose operations bear an impact on the environment. The new Ministry designs and implements environmental policies relating to environmental conservation, sustainable growth and the protection of Chile’s renewable energy resources. In addition, the Ministry is responsible for enacting emission and quality standard regulations, as well as recovery and decontamination plans. The Environmental Evaluation Service plays an active role in the procedures of the Environmental Impact Evaluation System, pursuant to which projects are approved or rejected from an environmental standpoint. In procedures for obtaining an environmental license, any person, including legal entities and companies, will be allowed to file oppositions and comments. Summary procedures, such as Environmental Impact Statements, allow comments in support or opposition under certain circumstances. Technical reports from governmental agencies are considered to be final. The Superintendence for the Environment is an independent agency which coordinates with other governmental agencies in charge of supervision of suspended projects and projects requiring environmental approval. Likewise, it receives, investigates and rules on complaints concerning the infringement of environmental regulations and sanctions violators, delivers injunction orders and levies relevant fines. The Environmental Enforcement Superintendence had its powers suspended until the First Environmental Court was installed in Santiago on December 28, 2012.

There are currently no material legal or administrative proceedings pending against us except as discussed in “Item 8.A.7–Legal Proceedings” and below under “Safety, Health and Environmental Regulations in Chile,” and we believe we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Safety, Health and Environmental Regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health and environmental protection. In Chile, the main regulations on these matters that are applicable to SQM are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Basic Conditions Act of 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law and the Environmental Law of 1994, amended in 2010 (Ley sobre Bases Generales del Medio Ambiente or the “Environmental Law”).

Health and safety at work are fundamental aspects in the management of mining operations, which is why SQM has made constant efforts to maintain good health and safety conditions for the people working at its mining sites and facilities. In addition to the role played by us in this important matter, the Chilean government has a regulatory role, enacting and enforcing regulations in order to protect and ensure the health and safety of workers. The Chilean government, acting through the Ministry of Health and the Sernageomin, performs health and safety inspections at the mining sites and oversees mining projects, among other tasks, and it has exclusive powers to enforce standards related to environmental conditions and the health and safety of the people performing activities related to mining.

The Mine Health and Safety Act protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved. SQM’s Internal Mining Standards (Reglamentos Internos Mineros) establish our obligation to maintain a workplace where safety and health risks are managed appropriately. We must comply with the general provisions of the Health and Basic Conditions Act, our own internal standards and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and particularly the Sernageomin are entitled to use their enforcement powers to ensure compliance with the law.

In November 2011, the Ministry of Mining enacted Law No. 20,551 that Regulates the Closure of Mining Sites and Facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This new statute entered in force in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to disclosures to the Sernageomin regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. There is a requirement to provide a form of financial assurance to the Sernageomin to ensure compliance with the decommissioning plans. There are various types of financial assurance that satisfy the requirement. The mining site closure plans must be approved by the Sernageomin, and the corresponding financial assurances are subject to approval by the SVS.

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The Environmental Law was subjected to several important modifications that entered into effect in January 2010, including the creation of the Ministry of the Environment, the Environmental Evaluation Service and the Superintendence for the Environment. The Superintendence for the Environment began operations on December 28, 2012. The new and modified Environmental Law replaced the CONAMA with both the Ministry of the Environment, which is currently the governmental agency responsible for coordinating and supervising environmental issues and the Environmental Evaluation Service. Under the new Environmental Law, we will continue to be required to conduct environmental impact studies or statements of any future projects or activities (or their significant modifications) that may affect the environment. The Superintendence for the Environment is responsible for supervising environmental performance during the construction, operation and closure of the projects that have been evaluated for environmental purposes, and it is also responsible for enforcing compliance with prevention and atmospheric decontamination plans. The Environmental Law also promotes citizen participation in project evaluation and implementation, providing more opportunities for observations or objections to be made during the environmental evaluation process. Annually, the Superintendence for the Environment audits a sample of approved projects to verify compliance with the environmental permits, and it may pursue fines or sanctions if applicable, which can be challenged in the Environmental Court.

On August 10, 1993, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded air quality standards, affecting the nearby towns. The high particulate matter levels came principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. In 1998, authorities approved a plan to reduce the atmospheric particulate levels later modified by Decree No. 37/2004 in March 2004, which called for an 80% reduction of the emissions of atmospheric particulate material. This was achieved by 2008 through the implementation of a project that modified the milling and screening systems used in the processing of the caliche ore at the María Elena facilities. Due to international market conditions, this project suspended its operation in March 2010, and today the milling and screening systems used in the processing of the caliche ore at the María Elena facilities have been suspended. Air quality in the area has improved significantly, and therefore compliance of air quality standards is expected to be achieved. When the compliance with the Chilean air quality standard has been achieved for three consecutive years (2012 to 2014), the resolution of 1993 of the Ministry of Health may be reviewed.

On March 16, 2007, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels exceeded air quality standards in the coastal town of Tocopilla, where we have our port operations. The high particulate matter levels are caused mainly by two thermoelectric power plants that use coal and fuel oil and are located next to our port operations. Our contribution to particulate matter emissions is very small (less than 0.20% of the total). However, the environmental authority included SQM’s operations in the decontamination plan that it developed, and implementation of the plan began in October 2010. During 2008 and 2009, earlier than required, SQM implemented control measures for mitigating particulate matter emissions in its port operations according to the requirements of this plan. We do not expect any additional measures to be required of SQM following the implementation of the plan.

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We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations for full compliance. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to both complying with all applicable environmental regulations and to continuously improving our environmental performance through our Environmental Management System (“EMS”) and international certifications, such as the Responsible Conduct certification from the Chilean Industrial Chemicals Association, which applies to our operations at Nueva Victoria.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

SQM employs its best efforts to ensure compliance with the complex regulatory environments in which it operates.

In October 2014, the European Food Safety Authority (“EFSA”) released a scientific opinion on the risks to public health related to the presence of perchlorate in food, particularly fruits and vegetables. The scientific opinion concluded, among other things, that the use of natural fertilizers and perchlorate contaminated irrigation water may lead to substantial concentrations in food, particularly fruits and vegetables. The EFSA scientific opinion recommended that additional data gathering be undertaken to improve risk assessment. The review of the provisional limits established by the European Commission in July 2013 was carried out in March 2015, and new, lower provisional limits were established for perchlorate presence in fruits and vegetables. The fertilizers sold by SQM contain less than 0.01% of perchlorate, and agronomical perchlorate uptake studies performed on target crops have shown that the uptake rates are well within the above mentioned provisional limits. Therefore, we do not anticipate difficulties with compliance. The European Commission announced a program to monitor perchlorate content in food and drinking water that will last at least one year, and therefore, the limits are not expected to be reviewed or definitively established during the next 18 months.

In September 2014, Regulation No. 98/2013 went into effect in the European Community, relating to the marketing and use of explosives precursors. The regulation includes the obligation to report to authorities any suspicious transactions of different products that may be used illegally in the production of explosives, including potassium nitrate and sodium nitrate produced by SQM. The regulation covers products for agricultural use and for industrial use indistinctly and does not establish ranges of concentration to which the standard applies. Therefore, the Directorate-General for Internal Market, Industry, Entrepreneurship and SMEs of the European Commission developed Implementation Guidelines, which contemplate the definition of ranges of concentration for fertilizer products, within a public-private Committee set up by the European Commission for this purpose. During 2015, we will improve the existing control procedures and carry out an awareness program for SQM Europe employees, as well as carrying out internal audit programs in order to appropriately handle inspections by the competent authorities, with a focus on Belgium and Spain.

SQM has complied with the implementation requirements for the new Hazard Communication Standard of the U.S. Occupational Safety and Health Administration (“OSHA”), for the classification and updating of labels and safety data sheets before June 2015. In 2014 the employees of SQM North America were trained on this new standard.

Research and Development, Patents and Licenses

[Reserved]

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4.C. Organizational Structure

All of our principal operating subsidiaries are essentially wholly-owned, except for Soquimich Comercial S.A., which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of December 31, 2014.

Principal subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest (Direct/Indirect)
SQM Nitrates S.A.	Extracts and sells caliche ore to subsidiaries and affiliates of SQM	Chile	100%
SQM Industrial S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Salar S.A.	Exploits the Salar de Atacama to produce and market SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Potasios S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
Servicios Integrates de Transitos y Transferencias S.A. (SIT)	Owns and operates a rail transport system and also owns and operates the Tocopilla port facilities	Chile	100%
Soquimich Comercial S.A.	Markets SQM’s specialty plant nutrition products domestically and imports fertilizers for resale in Chile	Chile	61%
Ajay-SQM Chile S.A.	Produces and markets SQM’s iodine and iodine derivatives	Chile	51%
Sales and distribution subsidiaries in the United States, Belgium, Brazil, Ecuador, Peru, Argentina, Mexico, South Africa, Spain, China, Thailand and other locations.	Market SQM’s products throughout the world	Various

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4.D. Property, Plant and Equipment

We carry out our operations through the use of mining rights, production facilities and transportation and storage facilities. Discussion of our mining rights is organized below according to the geographic location of our mining operations. Our caliche ore mining interests are located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “el Norte Grande”). From caliche ore, we produce products based on nitrates and iodine, and caliche also contains concentrations of potassium. Our mining interests in the brine deposits of the Salar de Atacama are found within the Atacama Desert, in the eastern region of el Norte Grande. From these brines, we produce products based on potassium, sulfate, lithium and boron.

The map below shows the location of our principal mining operations and the exploitation and exploration mining concessions that have been granted to us, as well as the mining properties that we lease from Corfo:

Mining Concessions

Mining Concessions for the Exploration and Exploitation of Caliche Ore Mining Resources

We hold our mining rights pursuant to mining concessions for exploration and exploitation of mining resources that have been granted pursuant to applicable law in Chile:

(1)	“Mining Exploitation Concessions”: entitle us to use the land in order to exploit the mineral resources contained therein on a perpetual basis, subject to annual payments to the Chilean government.

(2)	“Mining Exploration Concessions”: entitle us to use the land in order to explore for and verify the existence of mineral resources for a period of two years, at the expiration of which the concession may be extended one time only for two additional years, if the area covered by the concession is reduced by half. We may alternatively request an exploitation concession in respect of the area covered by the original exploration concession, which must be made within the timeframe established by the original exploration concession.

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A Mining Exploration Concession is generally obtained for purposes of evaluating the mineral resources in a defined area. If the holder of the Mining Exploration Concession determines that the area does not contain commercially exploitable mineral resources, the Mining Exploration Concession is usually allowed to lapse. An application also can be made for a Mining Exploitation Concession without first having obtained a Mining Exploration Concession for the area involved.

As of December 31, 2014, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of SQM S.A.’s mining sites corresponds to approximately 554,447 hectares. In addition, as of December 31, 2014, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of SQM S.A.’s mining sites corresponds to approximately 9,900 hectares. We have not requested additional mining rights.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2014, SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar S.A. is only entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement between Corfo and SQM Salar. Corfo cannot unilaterally modify the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the mining exploitation concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030.

Under the terms of the Salar de Atacama project agreement between Corfo and SQM Salar, (the “Project Agreement”), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above. The Project Agreement expires on December 31, 2030.

SQM Salar holds an additional 254,026 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 78,530 hectares in areas near the Salar de Atacama.

In addition, as of December 31, 2014, SQM Salar held constituted Mining Exploration Concessions covering approximately 102,300 hectares and had applied for additional Mining Exploration Concessions covering approximately 46,800 hectares. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

According to the terms of the Lease Agreement, with respect to lithium production, the CCHEN has established a total accumulated extraction limit set at 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods while the Lease Agreement is in force. More than halfway through the term of the Lease Agreement, we have extracted approximately half of the total accumulated extraction limit of lithium.

Corfo has initiated arbitration proceedings in connection with the Lease Agreement. See “Item 8.A.7–Legal Proceedings.”

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Concessions Generally

As of December 31, 2014, approximately 93% of SQM’s mining interests were held pursuant to Mining Exploitation Concessions and 7% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 90% already have been granted pursuant to applicable Chilean law, and approximately 10% are in the process of being granted. Of the Mining Exploration Concessions, approximately 66% already have been granted pursuant to applicable Chilean law, and approximately 34% are in the process of being granted.

In 2014, we made payments of approximately US$8.2 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. The US$8.2 million payments do not include quarterly payments we made directly to Corfo pursuant to the Lease Agreement, which were based on the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the constituted Mining Exploitation and Exploration Concessions held by SQM S.A., including the mining properties we lease from Corfo, as of December 31, 2014:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,233	446,280	33	8,400	2,266	454,680
Region II	8,539	2,255,109	269	122,400	8,808	2,377,509
Region III and others	261	61,393	123	29,500	384	90,893
Total	11,033	2,762,782	425	160,300	11,458	2,923,082

The majority of the Mining Exploitation Concessions held by SQM were requested primarily for non-metallic mining purposes. However, a small percentage of our Mining Concessions were requested for metallic mining purposes. The annual payment to the Chilean government for this group of concessions is higher.

Geological studies over mining properties that were requested primarily for non-metallic mining purposes may show that the concession area is of interest for metallic mining purposes, in which case we must inform the Sernageomin, indicating that the type of substance contained by such Mining Concessions has changed, for purposes of the annual payment for these rights.

Caliche: Facilities and Reserves

Caliche: Facilities

Currently, our Nueva Victoria and Pedro de Valdivia mines are being exploited. Operations at the Pampa Blanca site were temporarily suspended in 2010, and operations at the María Elena site were temporarily suspended in October 2013.

María Elena

The María Elena mine and facilities, named El Toco, are located 220 kilometers northeast of Antofagasta and are accessible by highway. Until February 2010, caliche was used at this facility to produce nitrates and iodine through vat leaching. Subsequently, these facilities were equipped to produce nitrates and iodine through the use of heap leaching and solar evaporation ponds. Heap leaching operations at this site were temporarily suspended in October 2013. The main production facilities at this site include the operations center located at El Toco and the iodide plant located at María Elena. The area mined until operations were suspended is located approximately 14 kilometers north of the María Elena production facilities. Electricity and fuel oil are the primary sources of power for this operation.

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Nueva Victoria

The Nueva Victoria mine and facilities are located 180 kilometers north of María Elena and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, we use caliche to produce nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 4 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation.

Pampa Blanca

The mining facilities at Pampa Blanca, which is located 100 kilometers northeast of Antofagasta, have been suspended since March 2010. At this site, we used caliche to produce nitrates and iodine through heap leaching and the use of solar evaporation ponds. The main production facilities at this site included the operation centers for the heap leaching system and the iodide plant. Electricity was the primary source of power for this operation.

Pedro de Valdivia

The mine and facilities that we operate in Pedro de Valdivia are located 170 kilometers northeast of Antofagasta and are accessible by highway. At this site, we use caliche to produce nitrates and iodine through vat and heap leaching and solar evaporation ponds. The main production facilities at this site include the crushing, vat leaching, fines processing, iodide and iodine plants. The areas currently being mined are located approximately 32 kilometers southeast of the Pedro de Valdivia production facilities. Electricity, natural gas and fuel oil are the primary sources of power for this operation.

Caliche: Reserves

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The Proven and Probable Reserve figures presented below are estimates, and may be subject to modifications due to natural factors that affect the distribution of mineral grades, which would, in turn, modify the recovery of nitrate and iodine. Therefore, no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

We estimate ore reserves based on evaluations, performed by engineers and geologists, of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche ore is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mineral resources can be calculated using the information from the drill-hole sampling.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological, metallurgical and technological evidence.

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A Measured Resource is the part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches, and exploratory drill holes.

An Indicated Mineral Resource is the part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches and exploratory drill holes.

According to our experience in caliche ore, the grid pattern drill-holes with spacing equal to or less than 100 meters produce data on the caliche resources that is sufficiently defined to consider them Measured Resources and then, adjusting for technical, economic and legal aspects, as Proven Reserves. These reserves are obtained using the Kriging Method and the application of operating parameters to obtain economically profitable reserves.

Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill-holes with spacing equal to or less than 200 meters can be used to determine Indicated Resources. By adjusting such Indicated Resources to account for technical, economic and legal factors, it is possible to calculate Probable Reserves. Probable Reserves are calculated by using a polygon-based methodology and have an uncertainty or margin of error greater than that of Proven Reserves. However, the degree of certainty of Probable Reserves is high enough to assume continuity between points of observation.

Proven Reserves are the economically mineable part of a Measured Resource. The calculation of the reserves includes the application of mining parameters including maximum overburden, minimum thickness of caliche ore, stripping ratio, cutoff grade and application of dilution factors to the grade values. Appropriate assessments, including pre-feasibility studies or feasibility studies, have been carried out and include consideration of metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Probable Reserves are the economically mineable part of an Indicated Resource and in some cases a Measured Resource. The calculation of the reserves includes the application of mining parameters including maximum overburden, minimum thickness of caliche ore, stripping ratio, cutoff grade and application of dilution factors to the grade values. Appropriate assessments, including pre-feasibility studies, have been carried out or are in process and include consideration of metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

The estimates of Proven Reserves of caliche ore at each of our mines as of December 31, 2014 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (3)
Pedro de Valdivia	186.3	7.1%	369	Nitrate 6.0%
María Elena	98.3	7.1%	434	Iodine 300 ppm
Pampa Blanca	54.7	5.7%	538	Iodine 300 ppm
Nueva Victoria (4)	348.1	5.7%	435	Iodine 300 ppm

In addition, the estimates of our Probable Reserves of caliche ore at each of our principal mines as of December 31, 2014, are as follows:

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Mine	Probable Reserves (2) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade (3)
Pedro de Valdivia (5)	264.6	7.8%	438	Nitrate 6.0%
María Elena	133.8	7.3%	377	Iodine 300 ppm
Pampa Blanca	464.6	5.7%	540	Iodine 300 ppm
Nueva Victoria (6)	1,093.7	5.6%	420	Iodine 300 ppm

Notes on Reserves:

(1)	The Proven Reserves set forth in the table above are shown before losses related to exploitation and mineral treatment. Proven Reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for each of our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 55% and 65%.

(2)	Probable Reserves can be expressed as Proven Reserves using a conversion factor, only for purposes of obtaining a projection to be used for long-term planning purposes. On average, this conversion factor is higher than 60%, depending on geological conditions and caliche ore continuity, which vary from mine to mine.

(3)	The cutoff grades for the Proven and Probable Reserves vary according to the objectives of each mine. These amounts correspond to the averages of the different sectors.

(4)	The 3.3% increase in the Proven Reserves at Nueva Victoria is the result of the recategorization of resources within the western sector of the mine from Indicated Resources to Measured Resources.

(5)	The increase of 145.9 million tons in the Probable Reserves at Pedro de Valdivia is the result of the recategorization of resources within the Algorta section of the mine to Indicated Resources.

(6)	The increase in the Probable Reserves at Nueva Victoria is the result of the recategorization of resources within the Soronal (692.1 million tons) and Pampa Orcoma (326.1 million tons) sectors of the mine to Indicated Resources.

The complete technical supporting documentation for the information set forth in the table above is contained in the report “Methodology, Procedure, and Classification of SQM’s Nitrate and Iodine Resources and Reserves for the Year 2014,” which was prepared by the geologist Vladimir Tejerina and other engineering professionals employed by SQM and validated by Mrs. Marta Aguilera and Mr. Orlando Rojas.

Mrs. Marta Aguilera is a geologist with more than 20 years of experience in the field. She is currently employed by SQM as Manager of Exploration and Mining Development. Mrs. Aguilera is a Competent Person, as that term is defined under the Competent Person Law. She is registered under No. 163 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. She has worked as a geologist with both metallic and non-metallic deposits, with vast experience in the latter.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 35 years since graduating from university, including more than 30 years working on estimates for reserves and resources.

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Copies of the certificates of qualified competency issued by the Chilean Mining Commission for Mrs. Aguilera and Mr. Rojas are attached hereto as Exhibits 99.1 and 99.2.

The proven and probable reserves shown above are the result of the evaluation of approximately 19.2% of the total caliche-related mining property of our Company. However, we have explored the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 80.8% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the sources of potential and hypothetical resources. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals.

We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena, Pampa Blanca and other sites for which we have the appropriate concessions. In 2014, we continued a basic reconnaissance program on new mining properties including a geological mapping of the surface and spaced drill-hole campaign covering approximately 7,143 hectares. We did not carry out detailed explorations during 2014. For 2015 we have an exploration and recategorization program covering 1,609 hectares in Region I of Chile.

Brines from the Salar de Atacama: Facilities and Reserves

Salar de Atacama: Facilities

Salar de Atacama

Our facilities at the Salar de Atacama are located 208 kilometers to the east of the city of Antofagasta and 188 kilometers to the southeast of the city of María Elena. At this site we use brines extracted from the salar to produce potassium chloride, potassium sulfate, boric acid, magnesium chloride salts and lithium solutions, which are subsequently sent to our lithium carbonate plant at the Salar del Carmen for processing. The main production plants at this site include the potassium chloride flotation plants (MOP-H I and II), potassium sulfate flotation plant (SOP-H), boric acid plant (ABO), potassium chloride drying plant (MOP-S) potassium chloride compacting plant (MOP-G) potassium sulfate drying plant (SOP-S) and potassium sulfate compacting plant (SOP-G). Solar energy is the primary energy source used for the Salar de Atacama operations.

Salar de Atacama: Reserves

Our in-house staff of hydro-geologists and mining engineers prepares our estimates of potassium, sulfate, lithium and boron reserves at the Salar de Atacama. We have exploitation concessions covering an area of approximately 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2014, based on economic restrictions, geological exploitation, brine sampling and geostatistical analysis up to a depth of 100 meters of our total exploitation concessions, and additionally, up to a depth of 300 meters over approximately 47% of the same total area, are as follows:

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	Proven Reserves (1)	Probable Reserves (1)	Total Reserves
	(millions of metric tons)	(millions of metric tons)	(millions of metric tons)
Potassium (K+) (2)	50.2	21.8	72.0
Sulfate (SO4-2) (3)	40.1	19.1	59.2
Lithium (Li+) (4)	3.7	2.3	6.0
Boron (B3+) (5)	0.9	0.3	1.2

Notes on reserves:

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 40%.

(5)	Recoveries for boron vary from 28% to 32%.

The information set forth in the table above was validated in March 2015 by Messrs. Álvaro Henríquez and Orlando Rojas using information that was prepared by geologists, SQM’s engineers and external advisors.

Mr. Henríquez is a geologist with more than 10 years of experience in the field of hydrogeology. He is currently employed by SQM as Superintendent of Hydrogeology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law. As a hydrogeologist, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 35 years since graduating from university, including more than 30 years working on estimates for reserves and resources.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission for Mr. Rojas and Mr. Henríquez are attached hereto as Exhibits 99.2 and 99.3.

A cutoff grade of 1% K is used in the calculation, considering a low margin scenario using only MOP-S as, and using diluted brine with higher levels of contaminants as, the raw material, with recovery yields of approximately 47%, which is on the lower end of the range. In this scenario, considering current market conditions and market conditions from recent years, the production cost of MOP production is still competitive.

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The cutoff grade for lithium extraction is set at 0.05% Li. The cost of the process is competitive in the market despite a small cost increase due to the expansions in the evaporation area (to reach the required Li concentration) and to the use of additives to maintain the quality of the brine that is used to feed the plant.

The proven and probable reserves are based on production experience, drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. We calculate the volume of brine effectively drainable or exploitable in each evaluation unit. We consider chemical parameters to determine the process to be applied to the brines. Based on the chemical characteristics, the volume of brine and drainable porosity, we determine the number of metric tons for each of the chemical ions being evaluated.

Reserves are defined as those geographical blocks which belong to properly identified hydrogeological units with proven historical brine yield production, and a quality and piezometric brine monitoring network to control brine evolution over time. Reserve classification is finally achieved by using the geostatistical estimation error and the search volume, as an indicator between proven and probable reserves. This criterion applies to all hydrogeological units shallower than 100 meters deep.

For deeper (below 100 meters) and unexploited units, blocks within the first search volume were estimated and considered in the evaluation as probable reserves and indicated resources. Blocks within the second and third search volumes were classified as inferred resources until further exploration is performed. This exploration includes systematic packer testing, chemical brine sampling and long-term pilot production pumping tests.

This procedure is used to estimate potential restrictions on production yields, and the economic feasibility of producing such commercial products as potassium chloride, potassium sulfate, lithium carbonate and boric acid is determined on the basis of the evaluation.

Complementing the reserves information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction per year until the end of the Lease Agreement (in the year 2030). Considering the maximum brine production rates, and including reinjection factors, we have performed several hydrogeological numeric simulations to estimate changes in the volume and quality of the brine during the life of the project. This procedure allows us to estimate an amount of 26.5 million metric tons of potassium out of our environmentally approved reserves, which is considered to be a fraction of the proven and probable reserves previously defined.

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives.

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Other Production Facilities

Coya Sur

The Coya Sur site is located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include four potassium nitrate plants with a total capacity of 1,000,000 metric tons per year. There are also five production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 320,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for our Coya Sur operation.

Salar del Carmen

The Salar del Carmen site is located approximately 14 kilometers to the east of Antofagasta. The production plants at this facility include the lithium carbonate plant, with a production capacity of 48,000 metric tons per year, and the lithium hydroxide plant, with a production capacity of 6,000 metric tons per year. Electricity and natural gas are the main sources of energy for our Salar del Carmen operation.

The following table provides a summary of our production facilities as of December 31, 2014;

Facility	Type of Facility	Approximate Size (hectares) (1)	Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1,518	Potassium nitrate: 1,000 Crystallized nitrates: 1,200 Prilled nitrates: 320	7.4	463.1
María Elena (5) (6)	Nitrates and iodine production	35,830	Nitrates: 250 Iodine: 1.6	11.6	427.2
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	47,492	Iodine: 8.5	7.2	372.2
Pampa Blanca (5) (8)	Concentrated nitrate salts and iodide production	10,441	Nitrates: n/a Iodine: n/a	6.8	12.1
Pedro de Valdivia (3)	Nitrates and iodine production	253,880	Nitrates: 500 Iodine: 3.2	11.2	203.2
Salar de Atacama (3) (9)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35,911	Potassium chloride: 2,600 Potassium sulfate: 240 Boric acid: 15	10.6	1,444.1
Salar del Carmen, Antofagasta (3)	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 48 Lithium hydroxide: 6	11.2	170.5
Tocopilla (10)	Port facilities	22	-	11.1	155.2

(1)	Approximate size considers both the production facilities and the mine for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds.

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(4)	The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)	Includes production facilities, solar evaporation ponds and leaching heaps.
(6)	Operations at the El Toco mine at María Elena were temporarily suspended in November 2013.
(7)	Operations at the Iris plant were temporarily suspended in October 2013 and restarted in August 2014.
(8)	Operations at Pampa Blanca were temporarily suspended in March 2010.
(9)	Potassium chloride and potassium sulfate are produced in a dual plant, and the production capacity for each of these products depends on the production mix. Therefore, the production capacities for these two products are not independent of one another and cannot be added together to obtain an overall total capacity.
(10)	The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time.

Our railroad line between our production facilities and Tocopilla was originally constructed in 1890, but the rails, locomotives, and rolling stock have been replaced and refurbished as needed. We consider the condition of our principal plant and equipment to be good.

We own, directly or indirectly through subsidiaries, all of the facilities free of any material liens, pledges or encumbrances, and believe they are suitable and adequate for the business we conduct in them.

Extraction Yields

The following table shows certain operating data relating to each of our mines for 2014, 2013 and 2012:

(in thousands, unless otherwise stated)	2014	2013	2012
Pedro de Valdivia
Metric tons of ore mined	11,401	11,571	12,027
Average grade nitrate (% by weight)	8.1	7.5	7.3
Iodine (parts per million (ppm))	418	415	406
Metric tons of crystallized nitrate produced	453	445	466
Metric tons of iodine produced	3.2	3.2	3.2

Maria Elena(1)
Metric tons of ore mined	-	5,870	6,787
Average grade nitrate (% by weight)	-	6.6	6.2
Iodine (ppm)	-	484	454
Metric tons of crystallized nitrate produced	-	-	-
Metric tons of iodine produced	0.4	1.5	1.7

Coya Sur(2)
Metric tons of crystallized nitrate produced	519	429	487

Pampa Blanca(1)
Metric tons of ore mined	–	–	-
Iodine (ppm)	–	–	-
Metric tons of iodine produced	–	–	-

Nueva Victoria(3)
Metric tons of ore mined	19,792	23,515	23,937
Iodine (ppm)	467	462	465
Metric tons of iodine produced	6.0	6.1	6.0

Salar de Atacama(4)
Metric tons of lithium carbonate produced	30	33	41
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	1,993	1,922	1,979

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(1)	Operations at the El Toco (María Elena) and Pampa Blanca mines were temporarily suspended in November 2013 and March 2010, respectively. During 2014, María Elena obtained production from caliche ore exploited in prior years.
(2)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and fines from Pedro de Valdivia, nitrates from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrate, plants.
(3)	Operations at the Iris iodine plant at Nueva Victoria were temporarily suspended in October 2013 and restarted in August 2014.
(4)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnalites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

Transportation and Storage Facilities

We own and operate railway lines and equipment, as well as port and storage facilities, for the transport and handling of finished products and consumable materials.

Our main center for production and storage of raw materials is the hub composed of the facilities in Coya Sur, Pedro de Valdivia and the Salar de Atacama. Other facilities include Nueva Victoria and the lithium carbonate and lithium hydroxide finishing plants at the Salar del Carmen site. The Tocopilla port terminal (“Tocopilla Port Terminal”), which we own, is the main facility for storage and shipment of our products.

Nitrate raw materials are produced and initially stored at our Pedro de Valdivia mine, and subsequently transported by trucks to the plants described in the next paragraph, for further processing. Nitrate raw material is also produced at Nueva Victoria, from where it is transported by trucks to Coya Sur for further processing.

Nitrate finished products are produced at our facilities in Coya Sur and then transported by our rail system to Tocopilla Port Terminal, where they are stored and shipped, either bagged or in bulk. Potassium chloride is produced at our facilities in the Salar de Atacama and transported either to Tocopilla Port Terminal or Coya Sur by truck owned by a third-party dedicated contractor. Products transported to Coya Sur are used as a raw material for the production of potassium nitrate. Potassium sulfate and boric acid are both produced at our facilities in the Salar de Atacama and are then transported by trucks to the Tocopilla Port Terminal.

Lithium solutions, produced at our facilities in the Salar de Atacama, are transported to the lithium carbonate facility at the Salar del Carmen site, where finished lithium carbonate is produced. Part of the lithium carbonate is fed to the adjacent lithium hydroxide plant, where finished lithium hydroxide is produced. These two products are bagged and stored on the premises and are subsequently transported by truck to the Tocopilla Port Terminal or to the container terminals, mainly Antofagasta and Mejillones, for shipment on charter vessels or container vessels.

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Iodine raw material, obtained from the same mines as the nitrates, is processed, packed in bags or drums, and stored exclusively in the facilities of Pedro de Valdivia and Nueva Victoria, and then shipped by truck to container terminals, mainly Antofagasta, Mejillones or Iquique, where they are subsequently shipped to different markets by container vessel or by truck to Santiago, where iodine derivatives are produced.

The facilities at Tocopilla Port Terminal are located approximately 186 kilometers north of Antofagasta and approximately 124 kilometers west of Pedro de Valdivia, 84 kilometers west of María Elena and Coya Sur and 372 kilometers west of the Salar de Atacama. Our subsidiary, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT) operates the facilities under maritime concessions granted pursuant to applicable Chilean laws. The port also complies with ISPS (International Ship and Port Facility Security Code) regulation. The Tocopilla Port Terminal facilities include a railcar dumper to transfer bulk product into the conveyor belt system used to store and ship bulk product.

Storage facilities consist of a six silo system, with a total storage capacity of 55,000 metric tons, and an open storage area for approximately 250,000 metric tons. Additionally, to meet future storage needs, we will continue to make investments in accordance with the investment plan outlined by management. Products are also bagged at port facilities in Tocopilla, where the nominal bagging capacity is approximately 300,000 metric tons per year.

For transporting bulk product, the conveyor belt system extends over the coast line to deliver product directly inside bulk carrier hatches. Using this system, the loading capacity is 1,200 tons per hour. Bags are loaded to bulk vessels using barges that are loaded in the Tocopilla Port Terminal dock and unloaded by vessel cranes into the corresponding warehouses. Both bulk and bagged trucks are loaded in Tocopilla Port Terminal for transferring product directly to customers or for transport on container vessels shipping from other ports, mainly Antofagasta, Mejillones and Iquique.

Bulk carrier loading in the Tocopilla Port Terminal is mostly contracted to transfer product to our hubs around the world or for shipping to customers, which in some cases use their own contracted vessels for delivery. Trucking is provided by a mix of spot, contracted and customer-owned equipment.

Tocopilla processes related to the reception, handling, storage and shipment of bulk/packaged nitrates produced at Coya Sur are certified by the third party organization TÜV-Rheiland under the quality standard ISO 9001:2008.

Water Rights

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena, and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our production processes at the Salar del Carmen lithium carbonate plant, and we also purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

Computer System

In addition to the above-listed facilities, we operate a computer and information system linking our principal subsidiaries to our operating facilities throughout Chile via a local area network. The computer and information system is used mainly for accounting, monitoring of supplies and inventories, billing, quality control and research activities. The system’s mainframe computer equipment is located at our offices in Santiago.

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ITEM 4A.        UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

[Reserved]

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

We are managed by our executive officers under the direction of our Board of Directors, which, in accordance with our by-laws, consists of eight directors, seven of whom are elected by holders of Series A common shares and one of whom is elected by holders of Series B common shares. The entire Board of Directors is regularly elected every three years at our Ordinary Shareholders’ Meeting. Cumulative voting is allowed for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled Ordinary Shareholders’ Meeting. Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board. The Chief Executive Officer appoints our executive officers. There are regularly scheduled meetings of the Board of Directors once a month. Extraordinary meetings may be called by the Chairman when requested by (i) the director elected by holders of the Series B common shares, (ii) any other director with the assent of the Chairman or (iii) an absolute majority of all directors. The Board has a Directors’ Committee and its regulations are discussed below.

The current Board of Directors was elected for a three-year term at the Annual Ordinary Shareholders’ Meeting that took place on April 24, 2015.

Our current directors are as follows:

Name	Position and relevant experience	Current position held since
Juan Antonio Guzmán M.	Chairman of the Board and Director. Mr. Guzmán is an Industrial and Chemical Engineer from Pontificia Universidad Católica de Chile and has a Ph.D. from the Polytechnic of North London. He has professional experience in managing different organizations both in the public sector as a former Minister of Education and in the private sector, where he has been appointed to several executive positions as CEO and board member (Gener, CGE, Sonda, Soquimich, Indisa, Chilean Canadian Chamber of Commerce). In addition, he has been active in entrepreneurial activities including in the energy, mining, real estate and health sectors. He has been an SQM board member since 2013.	April 2015

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Name	Position and relevant experience	Current position held since
Edward J. Waitzer (1)	Vice Chairman of the Board and Director. Mr. Waitzer was Chair of Stikeman Elliott LLP, a leading Canadian law firm, from 1999 to 2006 and remains a senior partner whose practice focuses on complex business transactions. He also advises on a range of public policy and governance matters. He is a professor and the Jarislowsky Dimma Mooney Chair in Corporate Governance and is director of the Hennick Centre for Business and Law at Osgoode Hall and the Schulich School of Business at York University. Mr. Waitzer served from 1993 to 1996 as Chair of the Ontario Securities Commission and of the Technical Committee of the International Organization of Securities Commissions and as Vice-President of The Toronto Stock Exchange until 1981. He is Chair of the Liquor Control Board of Ontario. He has written and spoken extensively on a variety of legal and public policy issues and serves or has served as director of a number of corporations, foundations, community organizations, editorial boards and advisory groups, including the Canadian Foundation for the Advancement of Investors Rights. He is currently the President of the Canada-Chile Business Council and spent 2003 to 2004 as an advisor to the SVS in Santiago, Chile. He earned his LL.B. in 1976 and his LL.M. in 1981 from the Faculty of Law, University of Toronto. Mr. Waitzer was called to the Ontario Bar in 1978 and admitted to the New York Bar in 1985.	April 2015

Joanne L. Boyes	Director. Ms Boyes, a Senior Director of Corporate Reporting, Finance and Compliance, has been with PotashCorp since 2004 and is responsible for external financial and integrated reporting, complex accounting, treasury activities and internal controls compliance. She is a regular management participant on PotashCorp’s Audit Committee.	April 2015

Hernán Büchi B.	Director. Mr. Büchi is a Civil Engineer with a degree from the Universidad de Chile. He served as Vice Chairman of SQM’s Board from January 2000 to April 2002. He is currently a member of the Board of Directors of Quinenco S.A. and S.A.C.I. Falabella, among others. He is also Chairman of the Board of Directors of the Universidad del Desarrollo.	April 1993

Robert A. Kirkpatrick	Director. Mr. Kirkpatrick, a Vice President, Deputy General Counsel and Assistant Corporate Secretary of PotashCorp, has been with PotashCorp since 1994 and is responsible for securities regulatory compliance and advising on corporate finance and development matters. He is a regular management participant on PotashCorp’s Corporate Governance and Nominating Committee.	April 2015

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Name	Position and relevant experience	Current position held since
Hans Dieter Linneberg A. (2)	Director. Mr. Linneberg is an Economist from the Universidad de Chile. He also received a Ph.D. from the Université Catholique Louvain, in Belgium. Currently, he is the Executive Director of the Corporate Governance and Capital Markets Department at the Business School of the Universidad de Chile, where he is also a faculty member lecturing on corporate governance and international finance.	April 2015

Arnfinn F. Prugger	Director. Mr. Prugger, Vice President, Technical Services for PCS Potash, has been with the company for over 25 years and has a wide range of senior–level experience in mining and geophysics.	April 2015

Wolf von Appen B.	Director. Mr. Von Appen is an entrepreneur. He is currently a member of Centro de Estudios Publicos.	May 2005

Our current executive officers are as follows:

Name	Position and relevant experience	Current position held since
Patricio de Solminihac T. (3)

Chief Executive Officer. Mr. de Solminihac is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Master in Business Administration from the University of Chicago. He joined SQM in 1988 as Business Development Vice President. Currently he is a member of the Board of Directors of Melon S.A.

March 2015

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Name	Position and relevant experience	Current position held since
Matías Astaburuaga S.	General Counsel and Senior Vice President. Mr. Astaburuaga is a lawyer with a degree from the Pontificia Universidad Católica de Chile. He joined SQM in 1989. Prior to joining SQM, he was Regional Counsel of The Coca Cola Export Corporation, Andean Region and Regional Counsel of American Life Insurance Company, Latin America Region.	February 1989

Ricardo Ramos R.	Chief Financial Officer and Senior Vice President of Business Development. Mr. Ramos is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile. He joined SQM in 1989. Mr. Ramos is also a member of the Board of Directors of Soquimich Comercial S.A.	November 1994

Eugenio Ponce L.	Senior Commercial Vice President. Mr. Ponce is a Mechanical Engineer with a degree from the Universidad Católica de Valparaíso. In 1981, he joined SQM as a Sales Manager. He became Commercial Manager in 1982, Commercial and Operations Manager in 1988 and Chief Executive Officer of SQM Nitratos S.A. in 1991. Currently he is a member of the Board of Directors of Soquimich Comercial S.A. and Vice Chairman of the Board of Directors of Pampa Calichera S.A.	March 1999

Carlos Díaz O.	Senior Vice President of Operations, Nitrates-Iodine. Mr. Díaz is an Industrial Civil Engineer with an engineering degree and an MBA from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM as Planning Engineer in the Sales Division where he was promoted to Planning Manager in 1998. In 2002, he assumed the position of Deputy Financial Manager of the Commercial Offices and after four years took up the position of Logistics Manager.	October 2012

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Name	Position and relevant experience	Current position held since
Pauline De Vidts S.	Senior Vice President of Human Resources and Sustainability. Mrs. De Vidts is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Ph.D. in Chemical Engineering from Texas A&M University. She joined SQM in 1996 to work in process development for the Salar de Atacama Operations, becoming Development Manager for these operations in 1998, and later Corporate R&D and Environmental Issues Vice President in 2001. Since 2005, she has overseen safety, health, environmental and community issues, and in 2011, she also began overseeing corporate communications and public affairs for SQM.	August 2013

Juan Carlos Barrera P. (4)	Senior Vice President Operations, Potassium and Lithium. Mr. Barrera is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Masters in Business Administration degree from Tulane University and a Masters in Business Administration degree from Universidad de Chile. He joined SQM in 1991 as an advisor in the Business Development area and has served in many positions since then. In 1995, he became Business Development Manager of SQM Nitratos S.A. In 1999, he became the Corporate Quality Manager, in 2000, Corporate Supply Chain Vice President and, in 2006, General Manager of Soquimich Comercial S.A.	January 2007

Daniel Jiménez Sch.	Senior Vice President of Exploration. Mr. Jiménez is an Industrial Engineer with a degree from the Pontificia Universidad Católica de Chile and holds a Masters in Business Administration degree from Old Dominion University. He joined SQM in 1991, holding several positions in the finance and sales areas at SQM’s headquarters and foreign subsidiaries in USA and Belgium, countries he was based in for eight years. In 2002, he became VP Sales and Marketing Iodine, Lithium and Industrial Chemicals. In 2007, he became Senior VP of Human Resources and Corporate Services. In 2013 he became Senior VP of Exploration. Mr. Jiménez is also a member of the Board of Directors of Soquimich Comercial S.A.	August 2013

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Name	Position and relevant experience	Current position held since
Macarena Briseño C.	Head of Risk Management and Compliance. Ms. Briseño is a Civil Engineer with a degree from the Pontificia Universidad Católica de Chile. She joined SQM in 1993 as a planning engineer, first in the sales department and then in the finance department. She became VP of Reporting in 2001 and Controller in 2003.	August 2013

(1)	As of April 24, 2015, Mr. Waitzer beneficially owned 10,000 of SQM’s shares.
(2)	As of April 24, 2015, Mr. Linneberg beneficially owned 455 of SQM’s shares.
(3)	On March 16, 2015, Mr. Patricio de Solminihac T. was named as Chief Executive Officer of SQM.
(4)	As of April 24, 2015, Mr. Barrera beneficially owned 224 of SQM’s shares.

6.B. Compensation

During 2014, directors were paid a monthly fee, which was independent of attendance and the number of Board sessions. For the Chairman, the fee amounted to UF 300 per month. For the remaining seven directors, the fee amounted to UF 50 per month for the period between January and April, and UF 125 per month for the period between May and December. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2014, the Chairman received the equivalent of 0.35% of 2013 profit and each of the remaining seven directors received the equivalent of 0.04% of 2013 profit.

In addition, during 2014, members of the Directors’ Committee were paid UF 17 per month for the period between January and April and UF 75 per month for the period between May and December, regardless of the number of sessions held by the Directors’ Committee. In addition, the members of the Directors’ Committee received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. In 2014, members of the Directors’ Committee each received an amount equal to 0.013% of 2013 profit. This remuneration is also independent from what the Committee members obtain as members of our Board of Directors.

At the Ordinary Shareholders’ Meeting held on April 25, 2014, shareholders approved the creation of a Health, Safety and Environment Committee. Members of this committee were paid UF 30 per month, regardless of the number of sessions held.

During 2014, the compensation paid to each of our directors who served on the Board during the year was as follows (amounts in Chilean pesos):

	SQM Board Meeting(Ch$)	SQM Directors’ Committee (Ch$)	SQM Health, Safety and Environment Committee (Ch$)	SQMC Board Meeting (Ch$)	Total (Ch$)
Julio Ponce Lerou	994,050,636	—	—	86,438,001	1,080,488,637
Wayne R. Brownlee	131,599,461	—	5,075,089	—	136,674,550
Hernán Büchi Buc	132,761,291	49,068,490	—	—	181,829,781
Patricio Contesse Fica	129,245,311	43,973,524	5,075,089	—	134,320,100
José María Eyzaguirre Baeza	131,599,454	—	5,075,089	—	136,674,543
Juan Antonio Guzmán Molinari	131,599,460	48,673,467	—	—	180,272,927
Alejandro Montero Purviance	131,602,164	—	—	—	131,602,164
Wolf Von Appen Behrman	132,761,293	49,068,491	—	—	181,829,784
Total	1,915,219,070	146,810,448	15,224,967	86,438,001	2,163,692,486

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For the year ended December 31, 2014, the aggregate compensation paid to our 108 principal executives based in Chile was Ch$15,573 million (approximately US$25.7 million). We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

We maintain incentive programs for our employees based on individual performance, company performance and short- medium- and long-term indicators. Additionally, in order to provide incentives to key executives and to retain such executives, we maintain a long-term cash bonus compensation plan for certain senior executives, which consists of a long-term bonus linked to share price and is payable between 2016 and 2018.

As of December 31, 2014, the provision providing a long-term bonus linked to our share price would have increased or decreased by approximately US$1.5 million per each movement of US$1 in the Series B common share price, when the share price is above US$50. The amount of actual cash bonuses payable under the long-term incentive program will vary depending on the market share price of the Series B common shares on the date as of which the bonuses are paid.

As of December 31, 2014, we had a provision related to all of the incentive programs in an aggregate of US$18.4 million.

We do not maintain any pension or retirement programs for the members of the Board or our executive officers in Chile.

6.C. Board Practices

Information regarding the period of time each of SQM’s current Directors has served in his office is provided in the discussion of each member of the Board above in Item 6.A Directors and Senior Managers.

The date of expiration of the term of the current Board of Directors is April 2016. The contracts of our executive officers are indefinite.

The members of the Board are remunerated in accordance with the information provided above in Item 6.B. Compensation. There are no contracts between SQM, or any of its subsidiaries, and the members of the Board providing for benefits upon termination of their term.

Directors’ Committee – Audit Committee

As required by Chilean Law, during 2014 we had a Directors’ Committee (Comité de Directores) composed of three Directors, which performs many of the functions of an audit committee. This Directors’ Committee complies with the requirements of the NYSE corporate governance rules applicable to audit committees. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not at any time required to comply with Rule 303A.07.

As of April 24, 2015, our Directors’ Committee was comprised of three Directors, Hernán Büchi B., Hans Dieter Linneberg A. and Edward J. Waitzer, each of whom meets the NYSE independence requirements for audit committee members. According to Chilean independence requirements, Mr. Linneberg and Mr. Waitzer meet the requirements for independence.

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During 2014, our Directors’ Committee was comprised of three Directors: Mr. Buchi, Mr. Guzmán and Mr. Von Appen. Each of the three members met the NYSE independence requirements for audit committee members. According to Chilean independence requirements, Mr. Guzmán met the requirements for independence.

During 2014, the Directors’ Committee of SQM (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies that the Board could recommend to the respective shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the information related to the Company’s operations as referred to in Title XVI of the Corporations Act and (viii) the report on internal control of the Company and (ix) other matters.

Regarding the above, the Committee:

(a)	Examined the information regarding the financial statements of SQM for the 2013 business year and the Report issued thereon by the External Auditors of SQM. Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2014 business year.

(b)	Examined: (i) during its Meeting number 88 on January 07, 2014, the subscription of two “Maritime Transport Contracts” between the “SQM Group” and the “Ultramar Group,” linked to Mr. Wolf von Appen B., Director of SQM S.A. The Company’s Directors’ Committee approved said subscriptions and the Board of Directors of SQM S.A., subsequently, in its Board of Directors Meeting number 680 on January 21, 2014, was informed in a timely manner about said approvals and, in turn, confirmed that said Contracts were agreed upon with the prices, terms and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, the Directors present unanimously approved their subscription with the sole abstention from Director Mr. Von Appen, and declared that the latter does not constitute an Essential fact for the Company; (ii) the two “Maritime Transport Contracts” between the “SQM Group” and the “Ultramar Group,” linked to Mr. Wolf von Appen B., Director of SQM S.A. and which the Board of Directors of SQM S.A., during its Board of Directors Meeting number 690 on September 16, 2014, confirmed that said contracts were agreed upon with the prices, terms and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, the Directors present unanimously approved their subscription with the sole abstention of Director Mr. Von Appen, and declared that the latter does not constitute an Essential Fact for the Company; (iii) during its Meeting number 94 on December 16, 2014, the three “Legal Services Provision Agreements” between the “SQM Group” and the Law Firm, “Estudio de Abogados Claro y Cía,” linked to Messieurs Wayne R. Brownlee and José María Eyzaguirre B., Directors of SQM. The Company’s Directors Committee approved said Agreements and the Board of Directors of SQM S.A., subsequently, in its Board of Directors Meeting number 694 on December 16, 2014, was informed in a timely manner about said approvals and, in turn, also confirmed that said Contracts were agreed upon with the prices, terms and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, unanimously approved the latter, by the Directors present with the sole abstention of the Directors Messieurs Wayne R. Brownlee and José María Eyzaguirre B., and declared that the latter does not constitute an Essential Fact for the Company and (iv) during its Meeting number 94 on December 16, 2014, the subscription of a “Maritime Transport Contract” between the “SQM Group” and the “Ultramar Group,” linked to Mr. Wolf von Appen B., Director of SQM S.A. The Company’s Directors’ Committee approved said subscription and the Board of Directors of SQM S.A., subsequently, in its Board of Directors Meeting number 694 on December 16, 2014, was informed in a timely manner about said approval and, in turn, also confirmed that said Contract was agreed upon with the prices, terms and other conditions similar to those prevailing in the respective markets at the pertinent time and, consequently, the Directors present unanimously approved this subscription with the sole abstention of the Director Mr. Von Appen, and declared that the latter does not constitute an Essential Fact for the Company.

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(c)	Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Risk Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual Ordinary Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the shareholders’ meeting also ratified them.

(d)	Examined the remuneration system and the compensation plans for the Company’s employees and main executives.

Finally, the Directors’ Committee issued the Annual Management Report referred to in Law 18,046.

On April 25, 2014, the Annual General Shareholders Meeting of SQM approved an operational budget for the Directors Committee; the operational budget is equivalent to the annual remuneration of the members of the Directors Committee.

The activities carried out by the Committee, as well as the expenses incurred by it, are to be disclosed at the General Shareholders Meeting. During 2014, the Directors Committee did not incur any consulting expenses.

Article 50 bis of the Chilean Corporations Act states that the Committee should consist of three Directors, of which at least one member should preferably be independent from the controller (i.e. any person or entity who “controls” the company for Chilean law purposes), if any, and that their functions be remunerated.

Comparative Summary of Differences in Corporate Governance Standards

The following table provides a comparative summary of differences in corporate governance practices followed by us under our home-country rules and those applicable to U.S. domestic issuers pursuant to Section 303A of the New York Stock Exchange (NYSE) Listed Company Manual.

Listed Companies that are foreign private issuers, such as SQM, are permitted to follow home country practices in lieu of the provisions of Section 303A, except such companies are required to comply with the requirements of Section 303A.06, 303A.11 and 303A.12(b) and (c).

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.01	Listed companies must have a majority of independent directors.	There is no legal obligation to have a majority of independent directors on the Board but, according to Chilean law, the Company’s directors cannot serve as executive officers.

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Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.02

No director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

In addition, a director is not independent if:

(i) The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

(ii) The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii) (A) The director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

(iv) The director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

(v) The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

A director would not be considered independent if, at any time, within the last 18 months he or she:

(i) Maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them;

(ii) Maintained a family relationship with any of the members described in (i) above;

(iii) Has been a director, manager, administrator or principal officer of non-profit organizations that have received contributions from (i) above;

(iv) Has been a partner or a shareholder that has had or controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above;

(v) Has been a partner or a shareholder that has had or controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitor, supplier or clients.

303A.03	The non-management directors must meet at regularly scheduled executive sessions without management.	These meetings are not needed given that directors cannot serve as executive officers.

303A.04

(a) Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.

(b) The nominating/corporate governance committee must have a written charter that addresses:

(i) the committee’s purpose and responsibilities – which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and

(ii) an annual performance evaluation of the committee.

This committee is not required as such in the Chilean regulations. However, pursuant to Chilean regulations SQM has a Directors’ Committee (see Board practices above).

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, and must have a written charter	This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations, SQM has a Directors’ Committee (see Board practices above) that is in charge of reviewing management’s compensation.

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Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations

303A.06	Listed companies must have an audit committee.	This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations, SQM has a Directors’ Committee that performs the functions of an audit committee and that complies with the requirements of the NYSE corporate governance rules.

303A.07	The audit committee must have a minimum of three members. All audit committee members must satisfy requirements of independence, and the committee must have a written charter. The listed companies must have an internal audit function to provide management with ongoing assistance of the Company’s risk management process and the system of internal controls

Pursuant to Section 303A.00, SQM is not required to comply with requirements in 303A.07. Pursuant to Chilean Regulations SQM has a Director’s Committee (see Board practices above) that also performs the functions of an audit committee with certain requirements of independence.

303A.08	Shareholders must have the opportunity to vote on all equity-compensation plans and material revisions thereto.	SQM does not have equity compensation plans. However, as mentioned in Item 6.B Compensation, the Company does have a long-term cash bonus compensation plan. Directors and executives may only acquire SQM shares by individual purchases. The purchaser must give notice of such purchases to the Company and the Superintendence of Securities and Insurance.

303A.09	Listed companies must adopt and disclose corporate governance guidelines.	Chilean law does not require that corporate governance guidelines be adopted. Directors’ responsibilities and access to management and independent advisors are directly provided for by applicable law. Directors’ compensation is approved at the annual meeting of shareholders, pursuant to applicable law.

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	Not required in the Chilean regulations. SQM has adopted and disclosed a Code of Business Conduct and Ethics, available at the Company’s website, www.sqm.com.

303A.11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listed standards.	Pursuant to 303A.11, this table shows a comparative summary of differences in corporate governance practices followed by SQM under Chilean regulations and those applicable to U.S. domestic issuers pursuant to Section 303A.

303A.12	Each listed company CEO must (a) certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards; (b) promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any applicable provisions of Section 303A; and (c) must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE. The annual and interim Written Affirmations must be in the form specified by the NYSE.	Not required in the Chilean regulations. The CEO must only comply with Section 303A.12 (b) and (c).

303A.13	The NYSE may issue a public reprimand letter to any listed company that violates a NYSE listing standard.	Not specified in the Chilean regulations.

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6.D.   Employees

As of December 31, 2014, we had 4,800 permanent employees, 209 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 7.4 years.

	As of December 31,
	2014	2013	2012
Employees in Chile	4,610	4,583	5,450
Employees outside of Chile	190	209	193
Total employees	4,800	4,792	5,643

As of December 31, 2014, 68% of our permanent employees in Chile were represented by 25 labor unions, which represent their members in collective negotiations with us. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of most such agreements currently in effect are three years, and expiration dates of such agreements vary from contract to contract. Under these agreements, employees receive a salary according to a scale that depends upon job function, seniority and productivity. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as scholarships and additional health, death and disability benefits, among others.

In addition, we own all of the equity of Institución de Salud Previsional Norte Grande Limitada (“Isapre Norte Grande”), which is a health care organization that provides medical services primarily to our employees, and of Sociedad Prestadora de Servicios de Salud Cruz de Norte S.A. (“Prestadora”), which is a hospital in María Elena. We make contributions to Isapre Norte Grande and to Prestadora in accordance with Chilean laws and the provisions of our various collective bargaining agreements, but we are not otherwise responsible for their liabilities.

Non-unionized employees receive individually negotiated salaries, benefits provided for by law and certain additional benefits which we provide.

We provide housing and other facilities and services for employees and their families at the María Elena site.

We do not maintain any pension or retirement programs for our Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Pension Fund Administrator (“Sociedad Administradora de Fondos de Pensiones”). We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees. We do, however, sponsor staff severance indemnities plans for our employees and employees of our Chilean subsidiaries whereby we commit to provide a lump sum payment to each employee at the end of his/her employment, whether due to death, termination, resignation or retirement.

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Over 96% of our employees are employed in Chile, of which approximately 68% were represented by 25 labor unions as of December 31, 2014. As in previous years, during 2014, we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. As of December 31, 2014, we had concluded negotiations with 21 labor unions, which represent 91.9% of our total unionized workers, signing new agreements with each for the next three years. In January of 2015, we concluded negotiations with two additional unions, for a total of 99.7% of our unionized workers. In order to finalize the current collective bargaining cycle, we need to conduct negotiations with the remaining two unions. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

6.E.   Share Ownership

As of December 31, 2014, SQM had a “controlling group”, as such term is defined in Title XV of Chilean Law N°18,045. SQM has been informed that, as of December 31, 2014, Mr. Julio Ponce Lerou and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 29.94% of all shares of SQM (consisting of 71,785,716 Series A shares and 7,007,688 Series B shares), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 67.53% of Norte Grande, which controls 76.49% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Sociedad de Inversiones Pampa Calichera S.A. (“Pampa Calichera”), which controls 19.69% of SQM; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (collectively, “Pampa Group”), control 29.94% of SQM. In addition, the Pampa Group has also informed SQM that, as of December 31, 2014, it owns an additional 4,499 shares of SQM, included in the 29.94% and currently held under custody at EuroAmerica Corredores de Bolsa S.A.

Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and the Esperanza Delaware Corporation (collectively, “Kowa Group”) are owners of 2.09% of all shares in SQM. On December 21, 2006, the Pampa Group and the Kowa Group entered into a Joint Operation Agreement which, together, allows them to control 32% of all shares in SQM. Therefore, the Pampa Group, together with Kowa Group, indirectly control 32% of all SQM shares, giving them the status of “controlling group” of the Company.

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees.

The following table shows the combined stakes that the Controller Group held in SQM as of:

% Beneficial ownership
December 31, 2014	32.03%
December 31, 2013	32.00%
December 31, 2012	34.05%

Separately from any ownership interest held by the Controller Group, as of December 31, 2014, SQM has been informed that the Canadian company Potash Corporation of Saskatchewan Inc. (“PCS”) indirectly controls 100% of the shares of Inversiones El Boldo Limitada, 100% of the shares of Inversiones RAC Chile Limitada and 100% of the shares of Inversiones PCS Chile Limitada. Through these companies, PCS owns 32% of the total shares of SQM.  For additional information regarding share ownership of the Company, see “Item 7. Major Shareholders and Related Party Transactions.”

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ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.   Major Shareholders

The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of December 31, 2014 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from our records and reports filed by certain of the persons named below with the SVS and the Santiago Stock Exchange.

Shareholder	Number of series A shares beneficially owned	% series A shares	Number of series B shares beneficially owned	% series B shares	% total shares
The Bank of New York	—	—	61,894,725	51.42%	23.52%
Sociedad de Inversiones Pampa Calichera S.A. (1) (2)	44,803,531	31.37%	7,007,688	5.82%	19.69%
Inversiones El Boldo Ltda.(3)	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Ltda.(3)	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(2)	18,179,147	12.73%	—	0%	6.19%
Inversiones PCS Chile Limitada.(3)	15,526,000	10.87%	—	—	5.90%
Inversiones Global Mining Chile Ltda.(2)	8,798,539	6.16%	—	—	3.34%

(1)	Pampa Calichera is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.

(2)	As of December 31, 2014, SQM had a “controlling group”, as such term is defined in Title XV of Chilean Law N°18,045. SQM has been informed that, as of December 31, 2014, Mr. Julio Ponce Lerou and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 29.94% of all shares of SQM (consisting of 71,785,716 Series A shares and 7,007,688 Series B shares), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 67.53% of Norte Grande, which controls 76.49% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Sociedad de Inversiones Pampa Calichera S.A. (“Pampa Calichera”), which controls 19.69% of SQM; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (collectively, “Pampa Group”), control 29.94% of SQM. In addition, the Pampa Group has also informed SQM that, as of December 31, 2014, it owns an additional 4,499 shares of SQM, included in the 29.94% and currently held under custody at EuroAmerica Corredores de Bolsa S.A.

Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and the Esperanza Delaware Corporation (collectively, “Kowa Group”) are owners of 2.09% of all shares in SQM. On December 21, 2006, the Pampa Group and the Kowa Group entered into a Joint Operation Agreement which, together, allows them to control 32% of all shares in SQM. Therefore, the Pampa Group, together with Kowa Group, indirectly control 32% of all SQM shares, giving them the status of “controlling group” of the Company.

(3)	PCS owns 100% of Inversiones El Boldo Limitada, 100% of Inversiones RAC Chile Ltda., and 100% of Inversiones PCS Chile Limitada, and, accordingly, is the beneficial owner of 84,222,887, or 32.00%, of SQM’s total shares. The stake held by PCS as of December 31, 2013 and 2012 was, respectively, 32.00% and 32.00% of SQM’s total shares.

On December 21, 2006, Pampa Calichera and Kowa executed a joint performance agreement that allows them to become the “controller group” of the Company, as such term is defined under Chilean law. We have been informed that, as of December 31, 2014, Mr. Julio Ponce L. and related persons beneficially owned, through Pampa Calichera and certain other companies, 29.94% of the shares of the Company. As of December 31, 2014, Kowa Group owned, directly and indirectly, 2.09% of the shares of the Company. As of December 31, 2014, pursuant to the joint performance agreement, the “controller group” led by Mr. Julio Ponce L. beneficially owned 32.03% of the total shares of the Company.

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Series A and Series B common shares have the same economic rights (i.e., both series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders meeting, whether ordinary or extraordinary, with the exception of the election of the Board, in which the Series A shareholders elect seven members and the Series B shareholders elect one member. Additionally, Series B common shares cannot exceed 50% of SQM’s issued and outstanding stock; shareholders of at least 5% of this Series may call an Ordinary or Extraordinary Shareholders’ Meeting; and the director elected by this Series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our by-laws, the maximum individual voting power personally and/or in representation of other shareholders per Series is limited to 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares with voting rights. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shareholders cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of December 31, 2014, there are 142,819,552 Series A common shares and 120,376,972 Series B common shares outstanding.

7.B.   Related Party Transactions

Title XVI of the Chilean Corporations Act regulates transactions with related parties for publicly held corporations and its related parties.

Articles 146 to 149 of the Chilean Corporations Act requires that our transactions with related parties (i) have as their purpose to contribute to SQM’s interests (ii) be on price, terms and conditions similar to those customarily prevailing in the market at the time of their approval and (iii) satisfy the requirements and procedures established by the Chilean Corporations Act. Violation of such articles may also result in administrative or criminal sanctions and civil liability may be sought by SQM, shareholders or interested third parties that suffer losses as a result of such violations.

In addition, article 89 of the Chilean Corporations Act requires that transactions between affiliates, subsidiaries or related parties of a closed-stock company, such as some of SQM’s main affiliates and subsidiaries, shall also be on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate article 89 are liable for losses resulting from such violations.

With respect to SQM, operations with related parties include negotiations, proceedings, contracts or operations involving SQM and its controller, directors, managers and officers, and their spouses and relatives, and other companies and persons connected to the abovementioned parties or mentioned in the by-laws or by the Directors’ Committee. Such operations may only be carried out if (i) their objective is to contribute to SQM’s interests and if their price, terms and conditions conform to prevailing market prices, terms and conditions at the time of their approval and (ii) they satisfy the requirements and procedures established by the Chilean Corporations Act. Such requirements include, among others:

•	that the operation be informed to the Directors’ Committee and to the Board of Directors prior to its execution;
•	that the Board of Directors, excluding any Directors involved in the operation, approves the operation with an absolute majority of its members, or, if an absolute majority is not feasible, with a unanimous vote by the Directors not involved in the transaction, or, if neither of these options is available, that an Extraordinary Shareholders’ Meeting be held and that shareholders representing 2/3 of the outstanding shares with voting rights approve the operation. In the latter case, prior to the meeting, the shareholders must be provided with a report by an independent evaluator and with statements by the directors as to whether or not such operation is in SQM’s interest;

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•	that the grounds for the decision and for the exclusion be recorded in the respective minutes of the Board meeting and
•	that the agreement and the names of the directors who approved the same be reported at the next shareholders’ meeting. Infractions will not affect the validity of the operation but they will grant SQM or its shareholders the right to demand that the related party committing such infraction refund the amount equivalent to the benefits received by such party in the operation to SQM, and that such party indemnify for any corresponding damages.

However, the Board of Directors may authorize the following operations with related parties to be carried out without following such requirements and procedures, as long as such authorization is obtained in advance: (a) operations wherein the amount of the transaction is not significant or (b) operations that, according to the general policies on customary practices determined by the Board of Directors, are considered normal based on SQM’s business activities or (c) operations carried out between legal entities wherein SQM holds at least a 95% ownership interest in the counterpart.

We believe that we have complied with the applicable requirements of the referred articles in all transactions with related parties. Accounts receivable from and payable to related companies are stated in U.S. dollars and accrue no interest. Other than the above, transactions are made under terms and conditions that are similar to those offered to unrelated third parties. We further believe that we could obtain from third parties all raw materials now being provided by related parties that are not our affiliates. The provision of such raw materials by new suppliers could initially entail additional expenses.

In each case, terms and conditions vary depending on the transaction pursuant to which it was generated.

The Company regularly enters into business arrangements with related parties, principally its joint ventures and associates.

7.C.   Interests of Experts and Counsel

Not applicable.

ITEM 8.      FINANCIAL INFORMATION

8.A.   Consolidated Statements and Other Financial Information

8.A.1  [Reserved]

8.A.2  [Reserved]

8.A.3  [Reserved]

8.A.4  Not applicable.

8.A.5  Not applicable.

8.A.6  [Reserved]

8.A.7  Legal Proceedings

Chilean Investigations

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The SII has been conducting tax investigations related to the payment of invoices by companies, including SQM, for services that may not have been properly supported. The Chilean Public Prosecutor has been conducting related inquiries to determine whether such payments may be linked with alleged violations of political contribution laws involving a variety of Chilean companies, including SQM, and government officials.

On February 26, 2015, SQM’s Board of Directors resolved to establish the ad-hoc Committee authorized to conduct an internal investigation relating to the referred issues and to retain such independent external advice as it deemed appropriate. The original members of the ad-hoc Committee were Wolf von Appen, José María Eyzaguirre B. and Juan Antonio Guzmán M.

The ad-hoc Committee has engaged its own lawyers from Chile and the United States and forensic accountants to assist as it proceeds with its internal review.

On March 12, 2015, José María Eyzaguirre B. resigned from the ad-hoc Committee and his position was subsequently filled by Hernán Büchi B.

On March 16, 2015, the Board of Directors decided to terminate the employment contract of our former CEO, Patricio Contesse. This followed his failure to cooperate with the ad-hoc Committee’s investigation.

On March 17, 2015, three members of the Board of Directors resigned, all of whom had been nominated by Potash Corp., one of SQM’s two principal shareholder groups. Potash Corp. issued a press release stating that the directors resigned because of their concern that they could not ensure that the Company was conducting an appropriate investigation and collaborating effectively with the Public Prosecutor.

On March 20, 2015, we identified to the SII approximately US$11 million in payments originating from the office of our former CEO, during the six-year tax period from 2009 to 2014 that may not qualify as tax expenses under the Chilean tax code because of insufficient supporting documentation. The statute of limitations under Chilean law for tax claims is up to six years, during which period our former CEO had an annual discretionary budget covering the Company and its subsidiaries of approximately US$6 million.

On March 23, 2015, the SII filed criminal claims against the Company’s former CEO, current CEO and CFO relating to the payments that were the subject of the amended tax returns.

On March 30, 2015, the Company submitted amendments to its tax returns and has paid taxes and interest relating to such amended returns totaling US$7 million. The Company may also be subject to a fine by the Chilean Tax Court totaling 50% to 300% of the tax paid.

On March 31, 2015, the SVS filed an administrative claim against five current or former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim.

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On April 24, 2015, we announced that we had identified up to an additional US$2 million in payments by our subsidiaries that also may have been insufficiently supported. The Company has not yet submitted amendments to the tax returns of its subsidiaries. On the same date, new members were elected to the Board of Directors at the Annual General Shareholders’ Meeting and the ad-hoc Committee was subsequently composed of Board of Directors members Robert A. Kirkpatrick, Wolf von Appen and Edward J. Waitzer.

On April 30, 2015, the Public Prosecutor indicted our former CEO in connection with the aforementioned investigation.

The investigation and the inquiries by the Chilean regulatory authorities have not been completed. We cannot predict the outcome or the duration of these investigations or of our internal investigation. We could be subject to civil, criminal or regulatory proceedings in Chile and we could be subject to civil, criminal or regulatory proceedings outside of Chile, including in the United States. At this time, it is difficult to accurately assess the potential impact of these claims or the probability of success.

Class Actions

We understand that three complaints have been filed in the United States against us, our former and current CEOs and our CFO. The lawsuits allege violations of U.S. securities laws and purport to be brought on behalf of all purchasers during specified periods when SQM securities were traded on the New York Stock Exchange.

The complaints are based principally on allegations that the Company failed to timely disclose matters related to the subject matter of the various Chilean investigations and that it lacked adequate internal controls. As a result, the lawsuits allege that certain of our financial statements and/or certain U.S. regulatory filings were inaccurate or misleading.

The lawsuits are in the initial stages and to date no lead plaintiff has been appointed. We expect that after the appointment of a lead plaintiff, a consolidated amended complaint will be filed to replace the current complaints. At this time, it is difficult to accurately assess the potential impact of these claims or the probability of success, and we have not recorded any accounting provisions. The Company’s insurance carriers have been notified of these claims.

Corfo Litigation

Our subsidiary SQM Salar holds exclusive exploitation rights to mineral resources in 81,920 hectares in the Salar de Atacama pursuant to the Lease Agreement. The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for quarterly lease payments to Corfo based on specified percentages associated to the value of the products resulting from the minerals extracted from such concessions. For the year ended December 31, 2014, revenue related to products originating from the Salar de Atacama represented 39% of our consolidated revenues, which corresponded to revenues from our potassium product line and our lithium and derivatives product line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement.

In May 2014, Corfo initiated an arbitration proceeding against SQM Salar alleging (i) SQM Salar had incorrectly applied the formulas to determine lease payments resulting in an underpayment to Corfo of at least US$8.9 million for 2009 through 2013 and (ii) SQM Salar had not complied with its obligation to protect the mining rights of Corfo by failing to place markers to delineate property lines. Based on the alleged breaches of the Lease Agreement, Corfo sought (i) at least US$8.9 million plus any other amount that may be due in respect of periods after 2013, (ii) early termination of the Lease Agreement, (iii) lease payments that would have been paid through 2030 as compensation for the early termination of the Lease Agreement and (iv) punitive damages (daño moral) equal to 30% of the contractual damages awarded. SQM Salar contested the claim, asserting that both parties have applied formulas for the calculation and payment of lease payments for more than 20 years without conflict, in accordance with the terms of the Lease Agreement and their mutual understanding of the agreements by the parties during the term of the Lease Agreement. SQM Salar also asserted that the alleged breaches would be technical breaches and that Corfo may terminate the Lease Agreement solely for a material breach. SQM Salar in consultation with external counsel believes that it is likely it will prevail in the arbitration proceeding. The parties are currently discussing potential resolutions.

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SQMNA Litigation

In October 2010, the City of Pomona, California, named Sociedad Química y Minera de Chile S.A. and SQM North America Corporation (“SQMNA”) as defendants in an action filed in the California Superior Court for Los Angeles County. In this matter the plaintiff seeks damages for alleged groundwater contamination from the use of defendant’s fertilizer products. The Court has set a trial date for June 2015. SQM has been dismissed from this action. SQMNA intends to vigorously defend this action.

In October 2010, the City of Lindsay, California, named Sociedad Química y Minera de Chile S.A. and SQMNA as defendants in an action filed in the California Superior Court for Tulare County. In this matter the plaintiff seeks damages for alleged groundwater contamination from the use of defendant’s fertilizer products. This case is pending in the trial court. SQMNA and SQM (if it is legally served) intend to vigorously defend this action.

Other Matters

In addition, various lawsuits, claims and proceedings, other than those specifically disclosed above, have been or may be instituted or asserted against the Company, relating to the conduct of the company’s business, including those pertaining to mining, civil, tort, commercial, labor and regulatory matters, among others. Although the outcome of other litigation cannot be predicted with certainty, and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, our management believes the disposition of such other pending matters will not have a material effect on the company’s business, financial condition, results of operations or cash flows.

8.A.8.  Dividend Policy

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with SVS regulations), unless and to the extent the Company has a deficit in retained earnings.

The Company has furnished on Form 6-K dated April 6, 2015, an English language copy of its 2015 Annual Report to Shareholders (the “Chilean Annual Report”) furnished to the SVS. The Chilean Annual Report includes statutory consolidated financial statements for the year ended December 31, 2014. These Chilean statutory consolidated financial statements were prepared in accordance with the SVS guidelines and instructions, which are composed of the IFRS as issued by the IASB and supplemental instructions from the SVS issued in its circular 856 of October 17, 2014 that require that the effects generated from the change in the income tax rate approved by Law 20.780 on deferred tax assets and liabilities be recognized in retained earnings instead of the income statement. The amount charged to retained earnings was US$52.3 million. These statutory consolidated financial statements are considered by the U.S. Securities and Exchange Commission (the “Commission”) to be unaudited financial statements for Commission purposes and were prepared prior to the termination of the employment contract of SQM’s former CEO following his refusal to cooperate with the Company’s internal investigation. For information about the ongoing internal investigation into certain payments of services made by SQM, see “Item 3. Risk Factors–Risks Relating to our Business.”

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The reconciliation of the Company’s net income as set forth in the Company’s Chilean statutory consolidated financial statements prepared in accordance with SVS guidelines and instructions to IFRS, without giving effect to such SVS guidelines and instructions, is set forth below. The cash dividends for 2014 have been calculated and approved by shareholders based on the profit attributable to owners of parent of US$296.4 million resulting from the application of the SVS guidelines and instructions.

(in millions of U.S. dollars)(1)	Statutory Financial Data (with SVS Instruction) 2014 US$ (unaudited)	Statutory Financial Data (without SVS Instruction) 2014 US$ (unaudited)
Income before income tax expense	412.2	412.2
Income tax expense (2)	(108.4)	(160.7)
Profit for the year (2)	303.7	251.5
Profit attributable to:
Owners of parent (2)	296.4	244.1
Non-controlling interests	7.4	7.4
Profit for the year (2)	303.7	251.5

Basic earnings per share(3)	1.13	0.93
Basic earnings per ADS(4)(5)	1.13	0.93
Dividends per share(5)(6)(7)	1.42	1.42
Dividends per ADS(6)(7)	1.42	1.42
Weighted average shares outstanding (000s)	263,197	263,197

(1)	Except shares outstanding, dividend and net earnings per share and net earnings per ADS.
(2)	In accordance with the instructions issued by the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”) in its circular 856 of October 17, 2014, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes, which otherwise would be applied to the income statement for 2014, have been accounted for as retained earnings. The amount charged to equity for such concept was US$52.3 million.
(3)	The Company has not conducted any type of operation which would give rise to a potential dilutive effect on its earnings per share. The total number of outstanding shares is the same as the weighted average shares outstanding.
(4)	The calculation of earnings per ADSs and dividends per ADS is based on the ratio of 1:1.
(5)	Dividends per share are calculated based on 263,196,524 shares for the period ended December 31, 2014.
(6)	Dividends may are paid from net income as determined in accordance with SVS regulations.
(7)	Dividend amount paid per calendar year to shareholders of the Company.

The dividend policy for 2014 established that SQM must distribute and pay in favor of its shareholders, as a final dividend, the amount in Chilean pesos equivalent to 50% of the distributable income for 2014. At the Annual Shareholders’ Meeting held on April 24, 2015, shareholders agreed to pay and distribute a dividend equal to 50% of the distributable income for 2014. For this purpose, distributable net income includes income for the year included in the income statement item “Profit (Loss) Attributable to Owners of the Parent” (determined in accordance with SVS regulations), less significant changes in the fair value of assets and liabilities that are not realized and that correspond to earnings net of taxes that have been generated in relation to the acquisition of companies.

The amount of the final dividend approved by shareholders at the Annual Shareholders’ Meeting held on April 24, 2015 was US$0.56304 per share. This amount was partially paid on December 12, 2014, through an interim dividend of US$0.41493 per share. The remaining US$0.14811 will be paid on May 8, 2015.

The dividend policy for 2015 that was announced at the Annual Shareholders’ Meeting held on April 24, 2015 established that SQM must distribute and pay in favor of its shareholders, as a final dividend, the amount in Chilean pesos equivalent to 50% of the distributable income for 2015, including payment of an interim dividend during the fourth quarter of the year.

At an Extraordinary Shareholders’ Meeting held on July 7, 2014, shareholders agreed to pay and distribute an “eventual” dividend (dividendo eventual) in the amount of US$230 million. This dividend was paid in July 2014.

We generally declare dividends in U.S. dollars (but may declare dividends in Chilean pesos) and pay such dividends in Chilean pesos. When a dividend is declared in U.S. dollars, the exchange rate to be used to convert the dividend into Chilean pesos is decided by the shareholders at the meeting that approves the dividend, which has usually been the Observed Exchange Rate on the date the dividend is declared. In the case of interim dividends, the exchange rate to be used is the Observed Exchange Rate published five business days before the payment date.

Although the Board of Directors has no current plan to recommend a change in the dividend policy, the amount and timing for payment of dividends is subject to revision from time to time, depending upon our then current level of sales, costs, cash flow and capital requirements, as well as market conditions. Accordingly, there can be no assurance as to the amount or timing of declaration or payment of dividends in the future. Any change in dividend policy would ordinarily be effective for dividends declared in the year following adoption of the change, and a notice as to any such change of policy must be filed with Chilean regulatory authorities and would be publicly available information.

Dividends

Each Series A Share and Series B Share is entitled to share equally in any dividends declared on the outstanding capital stock of SQM.

The following table shows the U.S. dollar equivalent of dividends per share and per ADS paid in each of the years indicated, based on the Observed Exchange Rate for the date on which the dividend was declared.

Dividends		Per Share	Per ADS
Declared for the business year	Paid in	Ch$	US$

2009 (interim)	2009	191.32	0.37994
2009	2010	126.69	0.24137
2010 (interim)	2010	198.90	0.41794
2010	2011	142.40	0.30798
2011 (interim)	2011	376.99	0.73329
2011	2012	147.66	0.30350
2012(interim)	2012	456.93	0.94986
2012	2013	134.56	0.28337
2013 (interim)	2013	401.60	0.75609
2013	2014	73.48	0.13129
n/a (eventual)	2014	479.51	0.87387
2014 (interim)	2014	253.80	0.41493

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Dividends payable to holders of ADSs will be paid net of conversion expenses of the Depositary and will be subject to Chilean withholding tax, currently imposed at the rate of 35% (subject to credits in certain cases).

As a general requirement, a shareholder who is not a resident of Chile must register as a foreign investor under one of the foreign investment regimes contemplated by Chilean law to have dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile through the Formal Exchange Market. Under the Foreign Investment Contract, the Depositary, on behalf of ADR holders, will be granted access to the Formal Exchange Market to convert cash dividends from Chilean Pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile net of taxes, and no separate registration of ADS holders is required.

8.B.   Significant Changes

[Reserved]

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ITEM 9.      THE OFFER AND LISTING

9.A.   Offer and Listing Details

Price History

The table below shows, for the periods indicated, the reported high and low closing prices for our shares on the Santiago Stock Exchange and the high and low closing prices of the ADSs as reported by the NYSE, as the two main exchanges on which our shares are traded. On March 27, 2008, the Company voluntarily delisted its Series A ADSs from the New York Stock Exchange. The ratio of ordinary shares to Series B ADSs is 1:1.

(a)           Last 5 years

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$
2010	27,000	21,000	26,600	17,150	59.77	30.98
2011	31,400	25,000	31,280	23,000	67.75	43.00
2012	30,100	26,000	30,700	26,000	65.31	50.41
2013	27,350	15,500	27,900	11,956	59.06	22.50
2014	19,071	15,245	19,594	12,883	36.25	21.52

(b)	2013 to 2014 by quarter

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$

2013
First quarter	27,350	25,500	27,900	25,500	59.06	53.63
Second quarter	25,500	20,600	26,200	19,600	55.60	38.89
Third quarter	21,200	15,500	20,700	12,600	40.78	24.75
Fourth quarter	21,500	17,404	15,450	11,956	30.78	22.50

2014
First quarter	19,071	17,650	19,594	13,100	36.25	24.24
Second quarter	18,500	16,505	18,300	15,048	32.75	27.01
Third quarter	16,700	15,279	16,807	15,344	30.45	25.64
Fourth quarter	16,600	15,245	16,800	12,883	28.32	21.52

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(c)           October 2014 to March 2015

	Santiago Stock Exchange				NYSE
	Per Share (1)				Per ADS
	Series A		Series B		Series B (2)
	High	Low	High	Low	High	Low
	Ch$	Ch$	Ch$	Ch$	US$	US$
October 2014	16,600	15,245	15,506	12,883	25.99	21.86
November 2014	16,600	16,600	16,800	13,400	28.32	23.13
December 2014	16,600	16,000	15,455	13,388	25.20	21.52
January 2015	16,000	16,000	15,805	14,000	25.33	22.56
February 2015	16,000	15,000	16,400	14,999	26.40	23.78
March 2015	16,300	15,498	16,100	10,100	25.91	15.02

(1)	Pesos per share of Common Stock reflect nominal price at trade date.
(2)	Series B shares began trading on the New York Stock Exchange on September 20, 1993.

As of December 31, 2014, there were 61,894,725 Series B ADSs outstanding. As of December 31, 2014, such ADSs represented approximately 23.52% of the total number of issued and outstanding shares of our Company.

9.B    Plan Of Distribution

Not Applicable.

9.C    Markets

The Series A shares and the Series B shares are currently traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange) and the Bolsa de Corredores Bolsa de Valores S.A., (the Valparaíso Stock Exchange). As of December 31, 2014, each series was also traded on the New York Stock Exchange in the form of ADSs at a ratio of 1:1. The ADSs representing Series B shares have traded on the NYSE since September 20, 1993. The depositary bank for these ADSs is the Bank of New York Mellon.

9.D    Selling Shareholders

Not applicable.

9.E     Dilution

Not applicable.

9.F     Expenses Of The Issue

Not applicable.

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ITEM 10.    ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

SQM S.A., headquartered at El Trovador No. 4285, 6th Floor, Santiago, Chile, is an open stock corporation organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by Mr. Sergio Rodríguez Garcés, Notary Public of Santiago. Its existence was approved by Decree No. 1,164 of June 22, 1968, of the Ministry of Finance, and it was registered on June 29, 1968, in the Business Registry of Santiago, on page 4,537 No. 1,992.

Corporate purposes

Our main purposes, which appear in article 4 of our By-laws, are to: (a) perform all kinds of chemical or mining activities and businesses and, among others, those related to researching, prospecting, extracting, producing, working, processing, purchasing, disposing of, and marketing properties, as applicable, of all metallic and non-metallic and fossil mining substances and elements of any type or nature, to be obtained from them or from one or more concessions or mining deposits, and in their natural or converted state, or transformed into different raw materials or manufactured or partially manufactured products, and of all rights and properties thereon; (b) manufacture, produce, work, purchase, transfer ownership, import, export, distribute, transport, and market in any way, all kinds of fertilizers, components, raw materials, chemical, mining, agricultural, and industrial products, and their by-products; (c) generate, produce, distribute, purchase, transfer ownership, and market, in any way, all kinds of electrical, thermal, geothermic or other type of power, and hydric resources or water rights in general; (d) request, manifest, claim, constitute, explore, work, lease, transfer ownership, and purchase, in any way, all kinds of mining concessions; (e) purchase, transfer ownership, and administer, in any way, any kind of telecommunications, railroads, ships, ports, and any means of transport, and represent and manage shipping companies, common carriers by water, airlines, and carries in general; (f) manufacture, produce, market, maintain, repair, assemble, construct, disassemble, purchase and transfer ownership, and in any way, any kind of electromechanical structure, and substructure in general, components, parts, spares, or parts of equipment, and machines, and execute, develop, advice, and market, any kind of electromechanical or smelting activities; (g) purchase, transfer ownership, lease, and market any kind of agro industrial and farm forestry activities, in any way (h) purchase, transfer ownership, lease, and market, in any way, any kind of urban or rural real estate; (i) render any kind of health services and manage hospitals, private clinics, or similar facilities; (j) construct, maintain, purchase, transfer ownership, and manage, in any way, any kind of roads, tunnels, bridges, water supply systems, and other required infrastructure works, without any limitation, regardless of whether they may be public or private, among others, to participate in bids and enter into any kind of contracts, and to be the legal owner of the applicable concessions; and (k) purchase, transfer ownership, and market, in any way, any kind of intangible properties such as stocks, bonds, debentures, financial assets, commercial papers, shares or rights in corporations, and any kind of bearer securities or instruments, and to administer such investments, acting always within the Investment and Financing Policies approved by the applicable General Shareholders Meeting. We may comply with the foregoing by acting ourselves or through or with other different legal entities or natural persons, within the country or abroad, with properties of our own or owned by third parties, and additionally, in the ways and territories, and with the aforementioned properties and purposes, we may also construct and operate industrial or agricultural facilities or installations; constitute, administer, purchase, transfer ownership, dissolve, liquidate, transform, modify, or form part of partnerships, institutions, foundations, corporations, or associations of any kind or nature; perform all actions, enter into all contracts, and incur in all obligations convenient or necessary for the foregoing; perform any business or activity related to our properties, assets, or patrimony, or with that of our affiliates, associated companies, or related companies; and render financial, commercial, technical, legal, auditing, administrative, advisory, and other pertinent services.

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Directors

As stated in article 9 of the Company’s By-laws, the Company has 8 Directors. One of the Directors must be “independent” as such term is defined in article 50 bis of Law No. 18,046. Moreover, the possession of shares is not a condition necessary to become a Director of the Company.

As stated in article 10 of the Company’s By-laws, the term of the Directors is of three years and they can be reelected indefinitely; thus, there is no age limit for their retirement.

The Company’s By-laws, in articles 16 and 16 bis, essentially establish that the transactions in which a Director has a material interest must comply with the provisions set forth in articles 136 and 146 to 149 of Law No. 18,046 and the applicable regulations of such Law.

The Board of Directors duties are remunerated, as stated in article 17 of the Company’s By-laws, and the amount of that compensation is fixed yearly by the Ordinary Shareholders’ Meeting. Therefore, Directors can neither determine nor modify their compensation.

Directors cannot authorize Company loans on their behalf.

The Board of Directors must provide shareholders and the public with sufficient, reliable and timely information pertaining to the Company’s legal, economic and financial situation, as required by the Law or the Chilean Superintendency of Securities and Insurance. The Board of Directors must adopt the appropriate measures in order to avoid the disclosure of such information to persons other than those persons who should possess such information as a result of their title, position or activity within the Company before such information is disclosed to shareholders and the public. The Board of Directors must treat business dealings and other information about the Company as confidential until such information is officially disclosed. No Director may take advantage of the knowledge about commercial opportunities that he has obtained through his position as Director.

Independent Directors and Directors Committee

According to Chilean Law, SQM must appoint at least one Independent Director and a Directors’ Committee, due to the fact that (a) the Company has a market capitalization greater than or equal to UF 1,500,000 and (b) at least 12.5% of the Company’s shares with voting rights are held by shareholders who, on an individual basis, control or possess less than 10% of such shares.

Persons who have not been involved in any of the circumstances described in the Law at any time during the preceding 18 months are considered independent. Candidates for the position of Independent Director must be proposed by shareholders representing 1% or more of the Company’s shares, at least 10 days prior to the date of the shareholders’ meeting that has been called in order to elect the Directors. No less than two days prior to the respective shareholders’ meeting, the candidate must provide the Chief Executive Officer with a sworn statement indicating that he: (a) accepts his candidacy for the position of Independent Director (b) does not meet any of the conditions that would prevent him from being the Independent Director (c) is not related to the Company, the other companies of the group to which the Company belongs, the controller of the Company, or any of the Company’s officers in such a way that would deprive a sensible person of a reasonable degree of autonomy, interfere with his ability to perform his duties objectively and effectively, generate a potential conflict of interest, or interfere with his independent judgment, and (d) assumes the commitment to remain independent as long as he holds the position of Director.

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The Directors’ Committee shall have the following powers and duties: (a) to examine the reports of the external auditors, the balance sheet and other financial statements presented by the Company’s managers or liquidators to its shareholders and issue an opinion about the same prior to their submission for the approval of the shareholders (b) to propose to the Board of Directors the external auditors and risk rating agencies to be proposed to the shareholders at the respective shareholders’ meeting. In the event that an agreement cannot be reached, the Board of Directors shall formulate its own suggestion, and both options shall be submitted for shareholder consideration at such shareholders’ meeting (c) to examine the information relating to operations referred to in articles 146 to 149 of Law No. 18,046 and to prepare a report about such operations. A copy of such report shall be sent to the Board of Directors, and such report must be read at the Board Meeting called for the purpose of approving or rejecting the respective operation or operations (d) to examine the remuneration system and compensation plans for the Company’s management, officers and employees (e) to prepare an annual report on its activities, including its main recommendations to the shareholders (f) to inform the Board of Directors about whether or not it is advisable to hire the external audit firm to provide non-audit services where the audit firm is not prohibited from providing such services because the nature of the same could pose a threat to the audit firm’s independence, and (g) any other issues indicated in the Company’s by-laws or authorized by a shareholders’ meeting or the Board of Directors.

The Directors’ Committee shall be comprised of three members, with at least one independent member. In the event that more than three Directors have the right to form part of the Committee, these same Directors shall unanimously determine who shall make up the Committee. In the event that an agreement cannot be reached, the Directors who were elected with a greater percentage of votes by shareholders controlling or possessing less than 10% of the Company’s shares shall be given priority. If there is only one Independent Director, this Director shall name the other members of the Committee among the other Directors who are not independent. Such other members of the Committee shall have all of the rights associated with such position. The members of the Committee shall be compensated for their role. The amount of their remuneration shall be set annually at the General Shareholders’ Meeting, and it may not be less than the remuneration set for the Company Directors, plus an additional 1/3 of that amount. The General Shareholders’ Meeting shall determine a budget for the expenses of the Committee and its advisors. Such budget may not be less than the sum of the annual remunerations of the Committee members. The Committee may need to hire professional advisory services in order to carry out its duties in accordance with the abovementioned budget. The proposals made by the Committee to the Board of Directors that are not accepted by the latter must be reported to the shareholders’ meeting prior to the vote by shareholders on the corresponding matter or matters. In addition to the responsibilities that are associated with the position of Director, the members of the Committee are jointly and severally liable for any damages they cause in performing their duties as such to the shareholders and to the Company.

Shares

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement elapses but Chilean regulations establish that after 5 years, unclaimed dividends are to be donated to the Fire Department.

Article 5 of the Company’s By-laws establishes that Series B shares may in no case exceed fifty percent of the issued, outstanding and paid shares of SQM Series B. SQM Series B shares have a restricted right to vote as they can only elect one Director of the Company, regardless of their capital stock’s share. Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B issued shares request so and for an Extraordinary Board of Directors Meeting without the Chairman’s authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote. In calculating a single shareholder’s ownership of Series A or B shares, the shareholder’s stock and those pertaining to third parties related to them are to be added.

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Article 5 bis of the Company’s By-laws establishes that no person may directly or by means of related third persons concentrate more than 32% of the Company’s total shares with right to vote.

Each Series A share and Series B share is entitled to share equally in the Company’s profits, i.e., they have the same rights on any dividends declared on the outstanding shares of SQM.

The Company By-laws do not contain any provision relating to (a) redemption provisions (b) sinking funds or (c) liability to capital calls by the Company.

As established in article 103 of Law No. 18,046, a company subject to the supervision of the Superintendency of Securities and Insurance (SVS) may be liquidated in the following cases:

(a) Expiration of the duration term, if any, as established in its By-laws;

(b) All the shares end up in the possession of one individual for more than ten continuous days;

(c) By agreement of an Extraordinary Shareholders Meeting;

(d) By abolition, pursuant to applicable laws, of the decree that authorized its existence;

(e) Any other reason contemplated in its By-laws.

Article 40 of the Company’s By-laws states that in the event of liquidation, the shareholders’ meeting will appoint a three-member receiver committee that will have the authority to carry out the liquidation process. Any surplus will be distributed equally among the shareholders.

The only way to change the rights of the holders of the SQM shares is by modifying its By-laws, which can only be carried out by an Extraordinary Shareholders’ Meeting, as established in article 28 of the Company By-laws.

Shareholders’ Meetings

Article 29 of the Company’s By-laws states that the call to a shareholders’ meeting, either Ordinary or Extraordinary, will be by means of a highlighted public notice that will be published at least three times, and on different days, in the newspaper of the legal address determined by the shareholders’ meeting, and in the way and under the conditions indicated by the regulations. Additionally, a notice will be sent by mail to each shareholder at least fifteen days prior to the date of the Meeting, which shall include a reference of the matters to be addressed at the meeting. However, those meetings with the full attendance of the shares with right to vote may be legally held, even if the foregoing formal notice requirements are not met. Notice of any shareholders’ meeting shall be delivered to the SVS at least fifteen days in advance of such meeting.

Any holder of Series A and/or Series B shares registered in the Company’s shareholder registry on the fifth business day prior to the date of the meeting will have a right to participate at that meeting

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Article 67 of Law No. 18,046 provides that decisions made at Extraordinary Shareholders’ Meeting on the following matters require the approval of 2/3 of the outstanding shares with voting rights: (1) transformation or division of the Company and its merger with another company; (2) modification of the Company’s term of duration, if any; (3) early dissolution of the Company; (4) change of the corporate domicile; (5) capital decrease; (6) approval of contributions and estimation of non-cash assets; (7) modification of powers reserved for Shareholders Meetings or limitations on powers of the Board of Directors; (8) reduction in the number of members of the Board of Directors; (9) disposal of 50% or more of the Company’s assets; formulation or modification of any business plan exceeding the above percentage; disposal of 50% or more of an asset belonging to a subsidiary that represents at least 20% of the Company’s assets and disposal of shares of the referred subsidiary such that the parent company would lose its position as controller of the same; (10) method in which profits are distributed; (11) granting of real or personal guarantees as sureties for third-party obligations that exceed 50% of the Company assets, except for subsidiaries, in which case approval of the Board of Directors shall suffice; (12) acquisition of own shares as set forth in articles 27A and 27B of the said law; (13) other matters indicated in the By-laws; (14) amendment of the Company By-laws as a result of errors in the constitution process and amendments in the By-laws involving one or more of the matters stated in the preceding numbers; (15) forced sale of shares carried out by the controller who would acquire more than 95% of the Company’s shares in a tender offer, and (16) approval or ratification of proceedings or contracts with related parties in accordance with the provisions of articles 44 and 147 of Law No. 18,046.

Amendments to the By-laws that are intended to create, modify, defer or suspend preferential rights shall be approved by 2/3 of the shares of the affected Series.

The transformation of the Company, the merger of the same, the disposal of assets referred to in number (9) above, the constitution of guarantees set forth in number (11) above, the constitution of preferences or the increase, postponement or decrease of the existing preferences, the reparation of formal nullities incurred in the By-laws and the possession of more than 95% of the Company’s shares and other matters contemplated in the Law or in the By-laws, confer “withdrawal rights.”

Foreign Shareholders

There exists no restriction on ownership or share concentration, or limiting the exercise of the related right to vote, by local or foreign shareholders other than those discussed under Item 2.B. Memorandum and Articles of Association -Shares above.

Change in Control

The Company By-laws provide that no shareholder may hold more than 32% of the Company’s shares, unless the By-laws are modified at an Extraordinary Shareholders’ Meeting. Moreover, on December 12, 2000, the Chilean Government published the Ley de Oferta Pública de Acciones (“Public Share Offering Law”) or (OPA law) that seeks to protect the interests of minority shareholders of open stock corporations in transactions involving a change in control, by requiring that the potential new controller purchase the shares owned by the remaining shareholders either in total or pro rata. The law applies to those transactions in which the controlling party would receive a material premium price compared with the price that would be received by the minority shareholders.

There are three conditions that would make it mandatory to operate under the OPA law:

1)	When an investor wants to take control of a company’s stock.
2)	When a controlling shareholder holds two-thirds of the company’s stock. If such shareholder buys one more share, it will be mandatory to offer to acquire the rest of the outstanding stock within 30 days of surpassing that threshold.
3)	When an investor wants to take control of a corporation, which, in turn, controls an open stock corporation that represents 75% or more of the consolidated assets of the former corporation.

Parties interested in taking control of a company must (i) notify the company of such intention in writing, and notify its controllers, the companies controlled by it, the SVS and the markets where its stocks are traded and (ii) publish a highlighted public notice in two newspapers of national circulation at least 10 business days prior to the date of materialization of the OPA.

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Disclosure of Share Ownership

The Company’s By-laws do not provide for a minimum threshold at which share ownership must be disclosed.

10.C. Material Contracts

The following summarizes the terms and conditions of the main contracts to which SQM or any subsidiary is a party:

•	On February 12, 1999, SQM S.A. entered into an Electrical Energy Supply contract with Electroandina S.A. This contract allowed for two three-year renewal options, at the option of SQM. The two options were exercised. As a result, the contract extends through March 16, 2016. Early termination of the contract is subject to payment of non-amortized investments.

•	On March 21, 1997, SQM Salar S.A. entered into an Electricity Supply agreement with Norgener S.A. The term of this contract extends through March 20, 2017, and early termination is subject to penalties.

•	On March 30, 2012, SQM S.A. entered into an Electrical Energy Supply agreement with Norgener S.A. The term of this contract extends through December 31, 2030. Early termination of the contract is subject to an agreement between both parties, or in case of Force-Majeure extended for more than 12 months.

In addition, the Company, during the normal course of business, has entered into different contracts, some of which have been described herein, related to its production, commercial and legal operations. We believe all of these contracts are standard for this type of industry, and none of them is expected to have a material effect on the Company’s results of operations.

10.D. Exchange Controls

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 of 1974 or can be registered with the Central Bank of Chile under the Central Bank Act, Law No 18,840 of October 1989. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified. Effective January 1, 2016, Decree Law No. 600 was repealed by Article 9 of the 2014 Tax Reform. Therefore, foreign investments made on or after January 1, 2016 cannot be registered with the Foreign Investment Committee. According to the Tax Reform, a new law, replacing Decree Law No. 600, must be enacted prior to December 31, 2015. If such new law has not been enacted by December 31, 2015, the repeal of Decree Law No. 600 will be postponed until such new law has been enacted.

Our 1993, 1995 and 1998 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:

A ‘Convención Capítulo XXVI del Título I del Compendio de Normas de Cambios Internacionales’ or Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Foreign Investment Contract” was entered into and among the Central Bank of Chile, our Company and the Depositary, pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Chapter XXVI”, which addresses the issuance of ADSs by a Chilean company. Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purposes of converting from Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect to deposited Series B shares, or Series B shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series B shares and any rights arising therefrom). The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

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Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the Depositary, on behalf of ADS holders, and to any investor not residing or not domiciled in Chile who withdraws Series B shares upon delivery of ADSs (such Series B shares being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and remit such U.S. dollars outside of Chile) in respect of the Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares, or from shares distributed because of the liquidation, merger or consolidation of the Company, subject to receipt by the Central Bank of Chile of a certificate from the holder of such shares (or from an institution authorized by the Central Bank of Chile) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such shares were sold on a Chilean Exchange, (c) proceeds from the sale in Chile of preemptive rights to subscribe for additional Series A and Series B shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding Withdrawn Shares. Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADSs will have the right to redeposit such shares in exchange for ADSs, provided that the conditions to redeposit described hereunder are satisfied.

Chapter XXVI provided that access to the Formal Exchange Market in connection with dividend payments will be conditioned upon certification by the Company to the Central Bank of Chile that a dividend payment has been made and any applicable tax has been withheld. Chapter XXVI also provided that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon will be conditioned upon receipt by the Central Bank of Chile of certification by the Depositary that such shares have been withdrawn in exchange for ADSs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares are redeposited.

Chapter XXVI and the Foreign Investment Contract provide that a person who brings certain types of foreign currency into Chile, including U.S. dollars, to purchase Series B shares with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has 5 banking business days within which to invest in Series B shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire Series B shares, he can access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request is presented to the Central Bank within 7 banking business days of the initial conversion into Chilean pesos. Series B shares acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit has been effected and that the related ADSs have been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Series B shares.

Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access requires approval of the Central Bank of Chile based on a request presented through a banking institution established in Chile. The Foreign Investment Contract will provide that if the Central Bank of Chile has not acted on such request within seven banking days, the request will be deemed approved.

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Under current Chilean law, foreign investments abiding by the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADSs, the disposition of underlying Series B shares or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

As of April 19, 2001, Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile was eliminated and new investments in ADSs by non-residents of Chile, are now governed by Chapter XIV of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile. This was made with the purpose of simplifying and facilitating the flow of capital to and from Chile. According to the new regulations, such investments must be carried out through Chile’s Formal Exchange Market and only reported to the Central Bank of Chile. Foreign investments may still be registered with the Foreign Investment Committee under Decree Law 600 of 1974, as amended, and obtain the benefits of the contract executed under Decree Law 600. Effective January 1, 2016, Decree Law No. 600 was repealed by Article 9 of the 2014 Tax Reform. Therefore, foreign investments made on or after January 1, 2016 cannot be registered with the Foreign Investment Committee. According to the Tax Reform, a new law, replacing Decree Law No. 600, must be enacted prior to December 31, 2015. If such new law has not been enacted by December 31, 2015, the repeal of Decree Law No. 600 will be postponed until such new law has been enacted.

The Central Bank is also responsible for controlling incurrence of loan obligations to be paid from Chile and by a Chilean borrower to banks and certain other financial institutions outside Chile. Chapter XIV establishes what type of loans, investments, capital increases and foreign currency transactions are subject to the current Chapter XIV framework. Foreign currency transactions related to foreign loans must be performed through the Formal Exchange Market, and such transactions and the subsequent modifications of original loans must be properly informed to the Central Bank. Transactions prior to April 19, 2001, will continue to be regulated by the previous legal framework, except in cases where an express request has been presented to the Central Bank resigning previous rights to be regulated by the provisions of Chapter XIV. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter XIV.

As of December 31, 2014, we had bonds issued in the international markets under Rule 144A/Regulation S of US$200 million, US$250 million and US$300 million. Additionally, we had outstanding bilateral loans through wholly owned subsidiaries in the amount of US$240 million, which were fully guaranteed by us.

Any purchases of U.S. dollars in connection with payments on these loans will occur with the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect to the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

10.E. Taxation

Chilean Tax Considerations

The following describes the material Chilean income tax consequences of an investment in SQM ADSs by an individual who is not domiciled or resident in Chile or any legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, a (“foreign holder”). This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 (1990) of the Chilean Internal Revenue Service and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change said rulings, regulations and interpretations prospectively.

Cash Dividends and Other Distributions

System in Effect though 2016

The following taxation of cash dividends and property distributions applies through 2016.

Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company, the “Withholding Tax.” If the Company has paid corporate income tax, the “First Category Tax”, on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre-tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on the pre-tax income. Under Chilean income tax law, dividends are assumed to have been paid out of our oldest retained tax profits for purposes of determining the rate at which the First Category Tax was paid.

The effective Withholding Tax rate, after giving effect to the credit for First Category Tax, generally is:

(Withholding Tax rate) - (First Category Tax effective rate)
1 - (First Category Tax effective rate)

The effective rate of Withholding Tax to be imposed on dividends paid by the Company will vary depending upon the amount of the First Category Tax paid by the Company on the earnings to which the dividends are attributed. The withholding tax rates of the three dividends distributed by the Company during 2014 are as follows:

May 2014	21.68677%
July 2014	19.20579%
December 2014	19.19106%

Dividend distributions made in property (such as distribution of cash equivalents) would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

New System in Effect Starting in 2017

On September 29, 2014, the Tax Reform was published, introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. The Tax Reform contemplates, among other matters, changes to the corporate tax regime to create two tax regimes. Starting on January 1, 2017, Chilean companies will be able to opt between two tax regimes: (i) the partially integrated shareholder tax regime (sistema parcialmente integrado) or (ii) the attributed income shareholder taxation regime (sistema de renta atribuida). In both regimes, the corporate tax rate will be increased to 21% in 2014, 22.5% in 2015 and 24% by 2016. On or after January 1, 2017, and depending on the tax regime chosen by the company, tax rates may be increased to a maximum rate of 25% in 2017 for the attributed income shareholder taxation regime or to a rate of 25.5% in 2017 and subsequently to a maximum rate of 27% in 2018 for the partially integrated shareholder tax regime.

As an open stock corporation, the default regime that applies to us is the partially integrated regime, unless at a future shareholders’ meeting our shareholders agree to opt for the attributed income shareholder taxation regime. Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends, when paid, but will be permitted to credit against such shareholder taxes only a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty with Chile, in which case 100% of the Chilean corporate tax paid by us may be credited against such shareholder taxes. As a result, foreign shareholders resident in a non-treaty jurisdiction (such as the United States) will be subject to a higher effective tax rate than residents of treaty jurisdictions. Under the attributed-income shareholder taxation regime, shareholders bear the Chilean tax on our accrued earnings (whether or not dividends have been distributed), but may credit the full amount of the Chilean corporate tax we pay on such earnings against such shareholder taxes.

Capital Gains

Gains from the sale or other disposition by a foreign holder of ADSs outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of the shares in exchange for ADRs will not be subject to any Chilean taxes.

The tax basis of the shares received in exchange for ADSs (repatriation) will be the acquisition value of the shares. The Series B shares exchanged for ADSs are valued at the highest price at which they trade on the Chilean Stock Exchange on the date of the exchange or on either of the two business days preceding the exchange. Consequently, the conversion of ADSs into the shares and the immediate sale of such shares at a price equal to or less than the highest price for Series B shares on the Chilean Stock Exchange on such dates will not generate a gain subject to Chilean taxation.

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Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both the First Category Tax and the Withholding Tax if either (i) the foreign holder has held the shares for less than one year since exchanging the ADSs for the shares, (ii) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares, or (iii) the foreign holder and the purchaser of the shares are related parties within the meaning of Chilean tax law. The amount of the First Category Tax may be credited against the amount of the Withholding Tax. In all other cases, gain on the disposition of the shares will be subject only to a capital gains tax, which is assessed at the same rate as the First Category Tax. Gain recognized in the transfer of common shares that have significant trading volumes in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange authorized by the SVS, within the process of a public tender of common shares governed by the Chilean Securities Market Act. Law No. 20,448 states that common shares must also have been acquired after April 19, 2001, either on a local stock exchange authorized by the SVS, within the referred process of public tender of a common shares governed by the Chilean Securities Market Act, in an initial public offering of common shares resulting from the formation of a corporation or a capital increase of the same, in an exchange of convertible securities subject to public offer, or in the redemption of mutual funds shares. According to Ruling No. 224 (2008) of the Chilean Internal Revenue Service, common shares received by exchange of ADRs are also considered as “acquired on a stock exchange” if the respective ADRs have been acquired on a foreign stock exchange authorized by the SVS (i.e. London Stock Exchange, New York Stock Exchange and Bolsa de Valores de Madrid). Common shares are considered to have a high presence in the stock exchange when they: (a) are registered in the Securities Registry, (b) are registered in a Chilean Stock Exchange, (c) have an adjusted presence equal to or above 25%.

As of June 19, 2001, capital gains obtained in the sale of common shares that are publicly traded in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by “foreign institutional investors” such as mutual funds and pension funds, provided that the sale is made in a local stock exchange authorized by the SVS, or in accordance with the provisions of the securities market law (Law 18,045). To qualify as foreign institutional investors, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be an “investment fund” in according with the Chilean tax law.

The exercise of preemptive rights relating to shares will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder, but such taxes generally will apply to the transfer at death or by gift of the shares by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares.

Withholding Tax Certificates

Upon request, the Company will provide to foreign holders appropriate documentation evidencing the payment of Chilean withholding taxes.

United States Tax Considerations

The following discussion summarizes the principal U.S. federal income tax consequences to beneficial owners arising from ownership and disposition of the Series A shares and the Series B shares, together the “shares” and the ADSs. The discussion which follows is based on the United States Internal Revenue Code of 1986, as amended, the “Code”, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect and available on the date hereof, and is subject to any changes in these or other laws occurring after such date. In addition, the summary assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADSs will be identical to the tax treatment of the underlying shares.

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For purposes of this summary, the term “U.S. Holder” means a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes, (a) an individual who is a United States citizen or resident, (b) a corporation or partnership created or organized under the laws of the United States or any political subdivision thereof, (c) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (d) a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii)(A) if a court within the U.S. is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

The term “Non-U.S. Holder” means, for purposes of this discussion, a beneficial owner of shares or ADSs that is not a U.S. Holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its consequences.

The discussion that follows is not intended as tax advice to any particular investor and is limited to investors who will hold the shares or ADSs as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the United States dollar. The summary does not address the tax treatment of U.S. Holders and Non-U.S. Holders that may be subject to special U.S. federal income tax rules, such as insurance companies, tax-exempt organizations, financial institutions, persons who are subject to the alternative minimum tax, or persons who are broker-dealers in securities, who hold the shares or ADSs as a hedge against currency risks, as a position in a “straddle” for tax purposes, or as part of a conversion or other integrated transaction, or who own (directly, indirectly or by attribution) 10% or more of the total combined voting power of all classes of the Company’s capital stock entitled to vote or 10% or more of the value of the outstanding capital stock of the Company.

As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, in 2010, the United States and Chile signed an income tax treaty that will enter into force once the treaty is ratified by both countries. There can be no assurance that the treaty will be ratified by either country. The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

The discussion below does not address the effect of any United States state, local, estate or gift tax law or foreign tax law on a U.S. Holder or Non-U.S. Holder of the shares or ADSs. U.S. HOLDERS AND NON-U.S. HOLDERS OF SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR CONSEQUENCES UNDER ANY SUCH LAW OF OWNING OR DISPOSING THE SHARES OR ADSs.

For purposes of applying U.S. federal income tax law, any beneficial owner of an ADS generally will be treated as the owner of the underlying shares represented thereby.

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Cash Dividends and Other Distributions

The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Chilean taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

The following discussion is based on the current regime for taxation of cash dividends and distributions applicable in Chile until 2016. For 2017 and later, the U.S. federal income tax treatment will depend on which of the two shareholder taxation regimes we elect to adopt. See “Item 10. Taxation–Chilean Tax Considerations – Cash Dividends and Other Distributions--New System in Effect Starting 2017” above.

The following discussion of cash dividends and other distributions is subject to the discussion below under “Passive Foreign Investment Company Considerations.” The gross amount of a distribution with respect to shares or ADSs generally will be treated as a taxable dividend to the extent of the Company’s current and accumulated earnings and profits, computed in accordance with U.S. federal income tax principles. A dividend distribution will be so included in gross income when received by (or otherwise made available to) (i) the U.S. Holder in the case of the shares or (ii) the depositary in the case of the ADSs, and in either case will be characterized as ordinary income for U.S. federal income tax purposes. Distributions in excess of the Company’s current and accumulated earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in the shares or ADRs and, to the extent distributions exceed such tax basis, the excess will be treated as gain from a sale or exchange of such shares or ADSs. U.S. Holders that are corporations will not be allowed a deduction for dividends received in respect of distributions on the shares or the ADSs. For example, if the gross amount of a distribution with respect to the shares or ADSs exceeds the Company’s current and accumulated earnings and profits by US$10.00, such excess will generally not be subject to a U.S. tax to the extent the U.S. Holder’s tax basis in the shares or ADSs equals or exceeds US$10.00. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should assume that any cash distribution made by us will be treated as a dividend for U.S. federal income tax purposes.

If a dividend distribution is paid in Chilean pesos, the amount includable in income will generally be the U.S. dollar value, on the date of receipt by the U.S. Holder in the case of the shares or by the depositary in the case of the ADSs, of the peso amount distributed, regardless of whether the payment is actually converted into U.S. dollars. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includable in the income of the U.S. Holder to the date the pesos are converted into U.S. dollars will be treated as ordinary income or loss.

A dividend distribution will be treated as foreign source income and will generally be classified as “passive category income” or in the case of certain U.S. Holders “general category income” for U.S. foreign tax credit purposes. If Chilean withholding taxes are imposed on a dividend, U.S. Holders will be treated as having actually received the amount of such taxes (net of any credit for the First Category Tax) and as having paid such amount to the Chilean taxing authorities. As a result, the amount of dividend income included in gross income by a U.S. Holder will be greater than the amount of cash actually received by the U.S. Holder with respect to such dividend income. A U.S. Holder may be able, subject to certain generally applicable limitations, to claim a foreign tax credit or a deduction for Chilean withholding taxes (net of any credit for the First Category Tax) imposed on dividend payments. The rules relating to the determination of the U.S. foreign tax credit are complex and the calculation of U.S. foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involve the application of rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to dividend income on the shares or ADSs.

Subject to the discussion below under “Information Reporting and Backup Withholding”, if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your shares or ADSs, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

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Capital Gains

A U.S. Holder will generally recognize gain or loss on the sale, redemption or other disposition of the shares or ADRs in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted basis in such shares or ADSs. Thus, if the U.S. Holder sells the shares for US$40.00 and such U.S. Holder’s tax basis in such shares is US$30.00, such U.S. Holder will generally recognize a gain of US$10.00 for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, gain or loss upon the sale of the shares or ADSs will be capital gain or loss if the shares or ADSs are capital assets in the hands of the U.S. Holder. Capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. Net capital gains derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Gain or loss realized by a U.S. Holder on the sale or exchange of shares or ADSs will be U.S. source income. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Any tax imposed by Chile directly on the gain from such a sale would generally be eligible for the U.S. foreign tax credit; however, because the gain would generally be U.S. source, a U.S. Holder might not be able to use the credit otherwise available. U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of the sale, redemption or other disposition of a share or ADS.

Subject to the discussion below under “Information Reporting and Backup Withholding”, a Non-U.S. Holder of ADSs or shares will not be subject to United States income or withholding tax on gain from the sale or other disposition of ADSs or shares unless, in general (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Passive Foreign Investment Company Considerations

A Non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from the sale of stock (including gains from the sale of stock of certain subsidiaries), partnership interests, securities or commodities.

Based on certain estimates of our gross income and gross assets and the nature of our business, the Company believes that it was not classified as a PFIC in 2014. The Company’s status in future years will depend on its assets and activities in those years. If the Company were a PFIC for 2014 or for any prior or future taxable year during which a U.S. Holder held shares or ADSs, such U.S. Holder of shares or ADSs generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of shares or ADSs).

Information Reporting and Backup Withholding

Payments of dividends on the shares or ADSs and the proceeds of sale or other disposition of the shares or ADSs within the United States by holders may be subject to U.S. information reporting and backup withholding. A U.S. Holder generally will be subject to U.S. information reporting and backup withholding (currently at a rate of 28%) unless the recipient of such payment supplies an accurate taxpayer identification number, as well as certain other information, or otherwise establishes an exemption, in the manner prescribed by United States law and applicable regulations. U.S. information reporting and backup withholding of U.S. federal income tax at the same rate may also apply to Non-U.S. Holders that are not “exempt recipients” and that fail to provide certain information as may be required by United States law and applicable regulations. Any amount withheld under U.S. backup withholding is not an additional tax and is generally allowable as a credit against the U.S. Holder’s federal income tax liability upon furnishing the required information to the IRS.

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In addition, certain U.S. Holders, electing nonresident aliens and residents of a U.S. possession may be required to report information with respect to their investment in shares or, it is assumed, ADSs to the Internal Revenue Service. Investors who fail to report required information could become subject to substantial penalties and/or an extended statute of limitations.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEIR PARTICULAR CIRCUMSTANCES.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

Documents referred to in this form 6-K are available to the public at:

http://www.sec.gov/edgar/searchedgar/companysearch.html, CIK: 909037.

10.I. Subsidiary Information

See “Item 4.C. Organizational Structure.”

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A. DEBT SECURITIES

Not applicable.

ITEM 12.B. WARRANTS AND RIGHTS

Not applicable.

ITEM 12.C. OTHER SECURITIES

Not applicable.

ITEM 12.D. AMERICAN DEPOSITARY RECEIPTS

Depositary Fees and Charges

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The Company’s American Depositary Shares (“ADS”) program is administered by The Bank of New York Mellon (101 Barclay St., 22 Fl. W., New York, NY 10286), as Depositary. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
Execution and delivery of ADSs and the surrender of ADRs	$0.05 per share

Depositary Payments Fiscal Year 2014

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program. In 2014, the Depositary reimbursed expenses related to investor relations for a total amount of US$263,575.53.

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PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

[Reserved]

ITEM 16.    Reserved

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the Company does not have an audit committee financial expert within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002.

Pursuant to Chilean regulations, the Company has a Directors’ Committee whose main duties are similar to those of an audit committee. Each of the members of the Directors’ Committee is a member of the audit committee. See “Item 6.C. Board Practices.”

Our Board believes that the members of the Directors’ Committee have the necessary expertise and experience to perform the functions of the Directors’ Committee pursuant to Chilean regulations.

ITEM 16B.    CODE OF ETHICS

We have adopted a Code of Business Conduct that applies to the Chief Executive Officer, the Chief Financial Officer, the Internal Auditor as well as all our officers and employees. Our Code adheres to the definition set forth in Item 16B of Form 20-F under the Exchange Act.

No waivers have been granted therefrom to the officers mentioned above.

The full text of the code is available on our website at http://www.sqm.com in the Investor Relations section under “Corporate Governance.”

Amendments to, or waivers from one or more provisions of the code will be disclosed on our website.

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ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table shows the amount of fees billed for each of the last two fiscal years by our independent auditors, PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada (“PwC”) for the 2014 and 2013 fiscal year, in relation to audit services, audit-related services, tax and other services provided to us (in thousands of U.S. dollars).

	2014	2013
Audit fees	1,327	1,458
Audit-related fees	-	-
Tax fees	146	445
Other fees	223	78
Total fees	1,696	1,981

Audit fees in the above table are the aggregate fees billed by PwC in 2014 and 2013, in connection with the audit of our annual Consolidated Financial Statements, as well as the review of other statutory filings.

Audit-related fees in the above table are fees billed by PwC in 2014 and 2013 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

Total fees in the above table are fees billed by PwC of US$1.70 million in 2014 and US$1.98 million in 2013.

Directors’ Committee Pre-Approval Policies and Procedures

Chilean law states that public companies are subject to “pre-approval” requirements under which all audit and non-audit services provided by the independent auditor must be pre-approved by the Directors’ Committee. Our Directors’ Committee approves all audits, audit-related, tax and other services provided by our auditors.

Any services provided by our auditors that are not specifically included within the scope of the audit must be pre-approved by the Directors’ Committee prior to any engagement.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for the Company during the two most recent fiscal years or any subsequent interim period except as previously reported in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, and there have been no disagreements of the type required to be disclosed by Item 16F (b).

100

ITEM 16G.    CORPORATE GOVERNANCE

For a summary of the significant differences between our corporate governance practices and the NYSE corporate governance standards, see “Item 6.C. Board Practices.”

ITEM 16H.   MINE SAFETY AND DISCLOSURE

Not applicable.

101

PART III

ITEM 17.    FINANCIAL STATEMENTS

[Reserved]

ITEM 18.    FINANCIAL STATEMENTS

[Reserved]

ITEM 19.    EXHIBITS

[Reserved]

102

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: May 1, 2015

  /s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.